54

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 3
      General Form For Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              IQUEST NETWORKS INC.
                 (Name of Small Business Issuer in its charter)


                   WYOMING                            06-1616453
         (state or other jurisdiction of      (I.R.S. Employer I.D. No.)
         incorporation or organization)


                                 70 ESSEX STREET
                              MYSTIC, CT.                    06355
             (Address of principal executive offices)     (zip code)


Issuer's  telephone  number:     (860)  437-3093

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

                                      NONE

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                         COMMON STOCK WITHOUT PAR VALUE
                                (Title of Class)



                                TABLE OF CONTENTS


FORM 10-SB . . . . . . . . . . . . . . . . . . . . . . . . .   i
FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . .   1
PART I . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
ITEM 1 - DESCRIPTION OF BUSINESS . . . . . . . . . . . . . .   1
Industry Overview. . . . . . . . . . . . . . . . . . . . . .   5
The Digital Distribution Solution. . . . . . . . . . . . . .  10
Sources of Revenue of iNoize . . . . . . . . . . . . . . . .  12
Sources of Revenue of Jackalope. . . . . . . . . . . . . . .  13
Competition. . . . . . . . . . . . . . . . . . . . . . . . .  13
Intellectual Property. . . . . . . . . . . . . . . . . . . .  16
Government Regulation. . . . . . . . . . . . . . . . . . . .  17
Research and Development Activities. . . . . . . . . . . . .  17
Additional Information . . . . . . . . . . . . . . . . . . .  18
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . .  19
ITEM 2 - PLAN OF OPERATION . . . . . . . . . . . . . . . . .  27
ITEM  3 - DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .  34
ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT . . . . . . .. . . . . . . . . . . . . .  34
ITEM 5 -- DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
          CONTROL PERSONS . .  . . . . . . . . . . . . . . .  36
ITEM 6 - EXECUTIVE COMPENSATION. . . . . . . . . . . . . . .  39
ITEM 7 -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . .  42
ITEM 8 -- DESCRIPTION OF SECURITIES. . . . . . . . . . . . .  43
PART  II . . . . . . . . . . . . . . . . . . . . . . . . . .  44
ITEM 1 -- MARKET FOR COMMON STOCK AND RELATED MATTERS. . . .  44
ITEM 2 - LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . .  46
ITEM 3 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . . .  46
ITEM 4 -- RECENT SALES OF UNREGISTERED SECURITIES; USE OF
          PROCEEDS FROM REGISTERED SECURITIES . . .  .  .  .  46
ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . .  50
PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . .  50
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .  50
PART III . . . . . . . . . . . . . . . . . . . . . . . . . .  51
ITEM 1 - INDEX TO EXHIBITS . . . . . . . . . . . . . . . . .  51
SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . .  53

                           FORWARD LOOKING STATEMENTS

You should not rely on forward-looking statements in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. In this registration statement words such as "anticipates", "believes", "plans", "expects", "future", "intends" and similar expressions are used to identify these forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the demand for peer-to-peer transmission of music files over the Internet, the rate of growth in the use of the Internet generally and specifically for the location and purchase of music in digital format, the rate of growth in online commerce, technological advancements in digital data transmission software and hardware and broad acceptance and use of those advancements, and other similar forward looking information. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in "Business", "Financial Statements" and elsewhere in this registration statement.

                                     PART I

ITEM  1  -  DESCRIPTION  OF  BUSINESS

Overview

iQuest Networks Inc. (the "Issuer") is in the business of distributing music in digital format by streaming audio over the Internet. The Internet is rapidly developing as a new distribution channel for the sale, delivery and sharing of pre-recorded music.

 The current business of the Issuer is largely focused on the digital transmission of music over the Internet. The Issuer participates in the business of iNoize.com Software Ltd. ("iNoize") through its holding of a 46 % minority interest in iNoize. The principal asset of iNoize is its proprietary software technology (the "iNoize Technology"), which enables "peer-to-peer" transmission of music files in digital format over the Internet. "Peer-to-peer" means that individual Internet users can transmit music files between themselves, without any centralized storage of the music. The iNoize Technology also operates as an Internet based music library enabling users to locate other users that have the desired music selection. The iNoize Technology is designed to permit users to locate the music that they want to listen to and to hear that music in real-time; this process is sometimes referred to as "streaming audio". The iNoize system currently does not involve downloading or copying of music files. iNoize intends to generate revenues by licensing its software technology to other companies involved in the digital distribution of music over the Internet.

The Issuer cannot state unequivocally that streaming audio does not violate copyright laws so it is taking steps to obtain license agreements with major content owners. In the event that the Issuer is unable to procure the necessary license agreements, there is a possibility that the Issuer may be subject to copyright violations and, if so, it would be unable to continue operations until such license agreements have been obtained.

The Issuer also entered into a Technology License and Website Hosting and Management Agreement dated November 15, 2000 with iNoize (the "License Agreement"), whereby iNoize granted the Issuer the non-exclusive worldwide right to use the iNoize Technology under the domain name, Jackalopeaudio.com ("Jackalope"). The Jackalope website is operated by the Issuer's wholly owned subsidiary, Jackalope Audio, Inc. (the "Jackalope Subsidiary"). The Jackalope website is equipped with links permitting its users to:

-    purchase music that they have just listened to,
-    purchase concert tickets or band merchandise,
-    visit artist websites, and
-    participate in chat rooms.

It also contains feature articles on popular mainstream artists, as well as up and coming bands that are independent of major record labels.

The Issuer may also consider acquiring interests in other businesses by purchasing an equity interest or other ownership interest, including a possible merger, stock-for-stock exchange or stock-for-assets exchange. If management decides to proceed with purchasing further equity interests, it is unlikely that the Issuer will restrict its search to any specific business, industry or geographical location. However, management anticipates that the Issuer will focus on providing access to capital for high-technology start-up businesses. The Issuer will identify acquisitions of interests in assets or businesses through discussions with various business associates and contacts of its directors and officers. When the Issuer identifies and evaluates a prospective acquisition target, management will proceed to negotiate the terms upon which it may acquire an interest in the asset or business.

Any potential acquisitions will be screened by the Issuer's management to determine their economic viability and must be approved by the board of directors. The Issuer proposes to use cash from available funds, bank financing, issuance of treasury shares, private or public financing, or some combination thereof, to finance prospective acquisitions that the Issuer decides to pursue.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

General  Development  of  the  Issuer

The Issuer was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.". On September 10, 1981, the Issuer changed its name to "Force Resources Ltd.". On December 1, 1994, the
Issuer subsequently changed its name to Force Technologies Inc. in connection with a consolidation of its share capital on a five old shares for one new share basis. On October 1, 1997, the Issuer changed its name to Glassmaster Industries Inc. in connection with a forward split of its share capital on a one old share for two new shares basis.

Effective April 24, 1998, the Issuer continued its jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, the Issuer changed its name to "Interlink Systems Inc." in connection with a consolidation of its share capital on a ten old share for one new share basis. On July 28, 2000, the Issuer changed its name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of its interest in iNoize. The Issuer also concurrently effected a consolidation of its share capital on a one new share for two old shares basis.

On October 2, 2000, the Issuer's shares were listed on the Toronto Venture Exchange (formerly known as the "Canadian Venture Exchange") (the "TSX") under the trading symbol "YQN". On July 20th, 2001 the Issuer's shares commenced trading on the Berlin Stock Exchange Unofficial Regulated Market under the trading symbol "IQ4" and on October 3rd, 2001, the shares of the Issuer commenced trading on the Frankfurt Stock Exchange, also under symbol "IQ4". The Issuer has been assigned the trading symbol of "IQNW" by the NASD, but does not currently trade in the United States.

Prior to acquiring its interest in iNoize, the Issuer (then doing business under the name "Force Technologies Inc.") entered into an agreement in 1997 to acquire all of the issued and outstanding shares of ACE/Clear Defense California LLC ("ACE"). ACE owned the exclusive rights to the marketing and distribution of specialty security glass film products under the trademark "ACE/Clear Defense". The Issuer elected not to proceed with the agreement during the first quarter of 1998.

Subsequently, during 1997 and 1998, the Issuer (then doing business as Glassmaster Industries Inc.) pursued involvement in the glass laminate and tinting industry. The Issuer began licensing the marketing and distribution of window film products. The Issuer continued its plans to distribute products and develop product designs and made arrangements to have manufacturers make the products. The Issuer subsequently decided to terminate this business in 1998.

The Issuer has two wholly owned subsidiaries, Glassmaster Industries Inc., and the Jackalope Subsidiary. Glassmaster Industries Inc. is incorporated in the state of Nevada and is currently inactive. The Jackalope Subsidiary is incorporated in Yukon and British Columbia, Canada and holds a license to use the iNoize Technology to permit peer-to-peer streaming of digital audio files over the Internet.

Acquisition  of  a  Minority  Interest  in  iNoize

In August 2000, the Issuer entered into a Letter of Intent with iNoize (the "Letter of Intent"), whereby iNoize granted to the Issuer the right to purchase up to a 33% minority interest in iNoize for an investment of up to US$166,665 ($250,000 Canadian dollars ("Cdn")). The Letter of Intent was formalized by a Subscription Agreement dated September 28, 2000, whereby the Issuer acquired

2,500,000 Class B voting common shares of iNoize for a purchase price of US$166,665 ($250,000 Cdn.) By a further Subscription Agreement dated May 25th, 2001, the Issuer increased its interest in iNoize from a 33% interest to a 46 % interest, by purchasing an additional 1,875,000 Class B voting common shares of iNoize, for an additional investment of US$66,665 ($100,000 Cdn.). The purchases of iNoize were made in cash, based on an arm's-length negotiation, in an unrelated third party transaction. Consequently, the fair value of the purchase is the amount paid by the Issuer.

Concurrently with the share subscriptions, the Issuer entered into a Shareholders' Agreement dated September 28, 2000, among the shareholders of all of the issued and outstanding share capital of iNoize, the Issuer and iNoize (the "Shareholders' Agreement"). Pursuant to the terms of the Shareholders' Agreement, the Issuer has the right to appoint one director to the board of directors of iNoize out of a total of three directors.

Pursuant to the terms of the Shareholders' Agreement the Issuer has a right of first refusal on any subsequent equity or debt financings of iNoize in excess of $20,000 Cdn. Any decision to exercise the right of first refusal will be based on a review of the business development and prospects of iNoize at the time the investment decision is made, as well as the funds available to the Issuer and its ability to raise additional funds as necessary. The Issuer also has preemptive rights on any transfers of shares of iNoize.

iNoize is a private company incorporated under the laws of the Province of British Columbia on May 16, 2000. Its operations are located at Suite 400, 601 West Broadway Street, Vancouver, British Columbia, Canada.

License  Agreement  with  iNoize

The Issuer subsequently entered into the License Agreement with iNoize, whereby the Issuer acquired the non-exclusive worldwide right to use the iNoize Technology under the domain name, Jackalopeaudio.com. The iNoize Technology permits peer-to-peer transmission of music files in digital format over the Internet by way of streaming audio without downloading capabilities.

Pursuant to the terms of the License Agreement, iNoize will provide all website hosting, technical and management services required to operate the website. The License Agreement also permits the Issuer to sublicense the iNoize Technology to any third party retained by the Issuer to develop, host or maintain the Jackalope website on behalf of the Issuer. The License Agreement has a term of one year, with automatic renewal for subsequent one year terms, unless terminated by the Issuer on 30 days notice. In consideration for the acquisition of the license, the Issuer will pay royalties of $0.02 Cdn. per registered user for the first 500,000 users, and thereafter $0.05 Cdn. per registered user, which royalties will commence on the latter of the date the Issuer procures 250,000 users on the Jackalope website or October 31st, 2002. The Issuer will operate the website through the Jackalope Subsidiary.

Acquisitions  of  Other  Business  Interests

The Issuer may also consider acquiring interests in other high-technology start-up businesses by providing those businesses with access to capital as well as industry, marketing and strategic consulting services. If the Issuer decides to proceed with acquiring other business interests, the Issuer anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the management of the Issuer. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Issuer; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Issuer's discretion in investigating potential business opportunities.

The Issuer may acquire a venture which is in its preliminary or development stage, which is already in operation, or in a later stage of its business life.

If the Issuer proceeds in acquiring interests in other businesses, the Issuer will purchase either an equity interest or other ownership interest, including a possible merger, stock-for-stock exchange or stock-for-assets exchange.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

INDUSTRY  OVERVIEW

Digital  Distribution  of  Music  over  the  Internet

The Internet is developing as a new distribution channel for the sale, delivery and sharing of pre-recorded music. A rapidly growing component of this industry is the transmission of pre-recorded music files in digital format. The growth of this component is directly related to the increasing use of high-speed or broadband Internet connections permitting rapid transfer of large amounts of data, as well as technical innovations and improvements to existing hardware and software that support the transmission, storage and operation of digital music files. The attraction of the Internet for the distribution of music is the widespread user base, and the flexibility in selecting and listening to music accessible through a personal computer.

Digital transmission of music over the Internet involves the use of software that converts music into bits of data and compresses that data. Compression is the reduction or reorganization of data in order to reduce the file size and consequently reduce data transmission time. Compression is performed by a program that uses a formula or algorithm to determine how to compress or decompress data. Once compressed, the data can be sent as a whole file and downloaded by the recipient. The recipient is required to have the appropriate software to de-compress the music data for listening. File sizes for music files in digital format typically range from about 2 million to 6 million bytes (2 to 6 Megabytes).

Compressed data can be downloaded by the recipient and stored as a file on the recipient's personal computer. Napster is such a service that permits the transfer and downloading of music files between users. However, the US Court of Appeal recently held that Napster's downloading music service infringes copyright laws when copyrighted music is transmitted and copied onto the recipient's computer without the consent of the holder of the copyright.

While KaZaa and other services that permit the transfer and downloading of music files between users are still allowing downloading capabilities, because of the current climate related to litigation for copyright infringement, these free downloading services have had to include technology/filters that restrict the trading of copyrighted songs from artists/record labels that have not provided their specific approval/authority. Consequently, the downloading services that were once offered that included thousands of songs have had to restrict their libraries significantly because of the effects of the lawsuits. In effect, there is no service running today that is as easily or as cheaply accessible as Napster was prior to the commencement of the copyright infringement litigation.

The Issuer cannot state unequivocally that the streaming audio services offered by the Jackalope website does not violate copyright laws. Consequently, the Issuer is taking precautionary steps to avoid any potential copyright infringements by instituting a plan to license the right to digitally distribute content over the Internet through major content licensing firms, being Broadcast Music Inc. ("BMI"), American Society of Composers, Authors and Publishers ("ASCAP"), SESAC, Inc. and Harry Fox Agency, Inc.

Currently, the Issuer is in negotiations to incorporate music tracking software that will track and record data on all songs streamed across the Jackalope network, and publish that data directly to the Issuer. The incorporation of the tracking software will allow the Issuer to provide mandatory file tracking reports to licensing companies and content owners as part of licensing deals between these firms and the Issuer.

The Issuer has entered into a Web-Site Music Performance Agreement with BMI as of January 23rd, 2002 (the "BMI License Agreement"). Pursuant to the terms of the BMI License Agreement the Issuer has a non-exclusive license to transmit or cause to be transmitted over the Internet all musical works of BMI, pursuant to which the Issuer must pay a license fee equal to 1.75% of its gross revenues (as defined in the BMI License Agreement) generated by the Jackalope website during each fiscal quarter or 2.5% of the Music Area Revenue generated by the Jackalope website, which license fee is payable quarterly.

"Music Area Revenue" is revenue derived from Direct Music Area Revenue plus the Allocation of Run-of-Site Revenue. "Direct Music Area Revenue" is the total of
(1) in stream advertising revenue, which means audio ads that are played between songs , or any ads that appear as part of audiovisual effects on the website;
(2) Music Page Banner Advertising Revenue, which means revenue derived from advertisements appearing on or in connection with portions of the website where music is played; (3) Music Subscriber Revenue, which means subscription fees that users pay if the service is a pay service; and (4) Other Music Revenue , which means any other revenue that is earned through the playing of music on the website. "Allocation of Run-of-Site Revenue" essentially means the number of times the music page was looked at divided by the total number of times the website was visited.

The license fee is subject to a minimum payable of $259 per annum for gross revenues of up to $12,000, $388 for gross revenues of $12,001 to $18,500 and $517 for revenues in excess of $18,501. The duration of the Agreement is to December 31, 2003 and is renewable annually thereafter.

Management has finalized discussions with BMI as to the the detailed information that will be required in order to track the music played over the Jackalope website and the Issuer is now developing the software necessary to classify and report that information to BMI.

This information includes the number of times a song is streamed, the name of the artist, the name of the record label and the album the song is from. Essentially, two steps must be taken: (1) clarify the specific information that is needed to be derived from the Jackalope website and reported to BMI and (2) come to an agreement with BMI on the best way of reporting that information that it is compatible and understood by their technology and tracking systems. To date, the Issuer has now come to an agreement with BMI as to the information to be provided to BMI and the Issuer is now developing the appropriate software to deliver that information to BMI in a method in which they can sort it into their database through their technology. Management expects that this second step will be completed by no later than the fourth quarter of 2002.

The Issuer has not yet commenced delivery of the required music reports to BMI. The Issuer is in discussions with BMI to determine the best possible way of providing those reports. Because the Jackalope website is a streaming only site, the means of tracking the music will require additional software development. The appropriate tracking software is currently being developed by the Issuer, but it is a matter of time in order to make it compatible with the Jackalope software and the databasing software of BMI. Management of the Issuer expects that the software will be finalized by the fourth quarter of 2002

To date, there have been no negative consequences from the lack of delivery of the reports and the Issuer has been advised verbally by BMI that they will waive the requirement to deliver the reports until the proper software is in place. The Issuer is current with the other requirements, such as the financial reporting, pursuant to the BMI License Agreement and the Issuer is paid in full to date with regard to the licensing fees.

In the event that the Issuer is not able to develop the appropriate software in a timely fashion or BMI advises that the waiver has been rescinded, the BMI License Agreement may have to be terminated. This possibility has not been discussed nor is there a time frame set for that decision by either party. If the BMI License Agreement were to terminate, there is the potential risk that the artists/record labels could sue Jackalope for copyright infringement or unpaid royalties.

Once the software has been developed and is fully functioning the Issuer will then, in turn, contact each of ASCAP, SESAC, Inc. and Harry Fox Agency, Inc. in that order, in order to procure license agreements from such agencies to create revenue sharing models with the content owners to properly compensate artists and publishers for the content streamed over the Jackalope network.

Each artist under the five major record labels, being Universal Music Group, Inc. ("Universal"), BMG Entertainment ("BMG"), Sony Music ("Sony"), Warner Music Group ("Warner") and EMI Recorded Music ("EMI") is typically associated with a licensing company, such as BMI, ASCAP, SESAC, Inc. or Harry Fox Agency, Inc. These licensing companies then track the artist's music being played on the radio or through Internet play. The radio stations or Internet websites pay royalties to the licensing agency and that agency retains a percentage for providing the tracking service and pays the balance to the artist and record label.

Accordingly, by entering into the BMI License Agreement, the Issuer was granted the right to play the music of the artists that BMI represents. The license granted applies only to streaming audio and not to the downloading of music, where a copy is made of the copyrighted material, which can then be reproduced.

The Issuer's goal is to first develop working relationships with the key licensing companies, being BMI, ASCAP, SESAC, Inc. and Harry Fox Agency, Inc. Once the Issuer has procured license agreements with those agencies, it will then proceed to negotiating with the major record labels. The Issuer has not entered into any agreements with any of the major five record labels. At this point in time, the Issuer has sent a letter of introduction to each of Universal, BMG, Sony, Warner and EMI but it has not received any response to date. Because of the Issuer's preliminary status with the licensing agencies at this point, it has not yet moved beyond the introductory stage with those record labels.

The Jackalope service is a free service to end users, that allows users to stream files for the purpose of listening to the music. The Jackalope service has never allowed and does not currently allow for downloading of files.

These types of revenue models are in the infancy stage so it is difficult for the Issuer to determine how the revenues will be paid, other than through banner advertising revenues that are expected to increase as the user base increases.

Management does not anticipate that it will be necessary to impose user fees. It is expected that the license fees payable for listening to the music, as opposed to downloading the music, will be nominal and will be paid from advertising revenues

The increasing usage and consumer acceptability of broadband connections that can transmit large amounts of data, the price reductions in hardware and the development of portable digital music players have increased the demand for digital music distribution over the Internet. Developments in wireless broadband technology may result in further opportunities for the distribution of digital music, and growth of the Jackalope music service.

Encoding:  MP3  Format

Encoding is the process that converts and compresses music into digital data that can be transmitted over the Internet. One of the most popular encoding formats is MPEG Layer 3, known as "MP3". MPEG stands for Moving Pictures Experts Group, the developers of standardized audio compression technology. This format involves compressing repetitive music data and removing the unnecessary parts of a sound signal that are inaudible to the human ear. As a result of the compression, the current standard of MP3 can reduce the original sound data by a factor of 12 without sacrificing sound quality. Furthermore, MP3 software produces near-CD quality audio sound. Software products have developed to support this compression standard including:

- MP3 encoders which convert a file in WAV format to an MP3 format. WAV refers to a Wave file, developed by Microsoft Corporation, and is a basic compression format which does not have the same capabilities of the MP3 format described above; and

- MP3 player software which can decode and play the decoded music through a personal computer's ("PC") sound card.

The MP3 format is gaining wide acceptance among those who convert and collect music in digital form on their PCs. MP3 file sizes on average mean transmission times with typical phone line connections may take 10 to 20 minutes to transfer the data for one song. With the use of broadband connections, allowing greater data transmission speed, this transfer time can decrease significantly to as little as one minute or less.

MP3  Hardware

A variety of hardware manufacturers are entering the market with portable or home-based MP3 systems. Portable systems permit the transfer of files from a computer onto a walkman-sized device for playback. Some consumer electronics companies have introduced home based-systems, which are either stand-alone systems with Internet access or networked to the home PC.

Developments in wireless broadband technology may mean future wireless access to Internet transmission of MP3 files to portable devices such as laptops or portable MP3 players.

THE  DIGITAL  DISTRIBUTION  SOLUTION

Principal  Products  or  Services

iNoize has developed a software application that allows music listeners to network for the purposes of listening to each other's music collections over the Internet. This transmission from one user to another user is referred to as peer-to-peer audio streaming. This is in contrast to the centralized storage of music files by a single music provider that then transmits the files to Internet users. The music is transmitted between users on a streaming basis, permitting the recipient to listen to the music in near real time as the data is being received. A streaming transmission does not involve the reproduction and storage of the data as a whole file. As the data file is never downloaded into the memory or hard-drive of the user's personal computer, the user does not store or copy the file.

Users who have their own private music collection stored as MP3 files on their hard drive enter into a membership agreement whereby they agree to allow other users to listen to their music collection. The iNoize software also creates a library of music available from on-line users. The library is continuously updated in order to add or delete entries as users logon or logoff.

To the extent that the business of iNoize will affect the Issuer's return on investment, iNoize intends to generate its revenues by licensing its peer-to-peer audio streaming software to other companies that desire the ability to digitally distribute streaming music files over the Internet.

While the Issuer is dependent on iNoize licensing its software to other parties for a return on its investment, management believes that because the Jackalope website is the first to offer the service using the iNoize software and it offers services above and beyond what the iNoize software offers, and it intends to continue to build on those additional offerings, this will give the Issuer a competitive edge on competitors. Management also believes that increased competition within the industry only increases consumer awareness of the Issuer's type of service. One of key focuses of the Issuer currently is the marketing and advertising of our Jackalope website to increase brand awareness.

iNoize has currently granted a non-exclusive worldwide license to the Issuer permitting the Issuer to use iNoize's proprietary software technology under the domain name, Jackalopeaudio.com. Accordingly, the Jackalope website will permit music listeners to network for the purposes of listening to each other's music collections over the Internet. Similarly, users who have their own private music collection stored as MP3 files on their hard drive will enter into membership agreements whereby they agree to allow other users to listen to their music collection. At present, Jackalope has approximately 8,000 regular users utilizing its website and services. The website also offers online sales of concert tickets, compact disc and music memorabilia.

However, with the recent Napster decision in February of 2001, the U.S. Court of Appeals confirmed it was appropriate to issue an injunction against Napster, which would significantly limit Napster's participation in the distribution of copyrighted music. The Court of Appeal held that there was sufficient basis for the plaintiff record labels to establish that Napster infringed copyright laws by facilitating music downloads.

Because iNoize cannot unequivocally state that the offering of streaming audio does not violate copyright laws, its licensees are expected to obtain license agreements for streaming audio in order to ensure compliance with copyright laws.

The service provided by iNoize and similarly, the Jackalope website, require users to have a broadband connection to the Internet in order to operate the software. Accordingly, increasing consumer acceptance of the iNoize system will be dependent on the increasing usage and availability of broadband Internet connections.

Technology

iNoize has developed a technology designed to search for and index music files and ensure the secure streaming of music files over the Internet. Its software is capable of maintaining the location of files, updating the library of available music files in real time and controlling the number of redundant files. The software program also restricts the total number of files being streamed at the same time to ensure, as a further security measure, that recipient members are not copying files.

Security

iNoize's software is loosely modeled on the sharing or borrowing of physical media such as an MP3 file. The software does not allow copying and only permits an MP3 file to be borrowed by one user at a time. A user may listen to an MP3 file, but cannot duplicate or endlessly replay the stream being received. The software also limits the number of MP3 files simultaneously being sent from one user to another.

Distribution

To the extent that iNoize will affect the Issuer's return on investment, iNoize intends to license its software to companies that have secured or intend to secure digital distribution rights from the big five music labels: Universal, BMG, Sony, Warner and EMI. iNoize's peer-to-peer technology can substantially reduce broadband costs for companies that digitally transmit music from their own servers to the recipient users. The reduction in broadband costs is a result of the data being transferred between Internet users, instead of between license holder and user. Therefore, the license holder does not pay for the transmission of data through its own broadband service. For distribution companies that receive millions of hits per year costs can be significant if the data is transmitted using its own broadband services. By having the transmission of the music files occur directly between users, the license holder saves the costs associated with the data transmission, such as the purchasing of multiple servers for MP3 storage, the hosting with housing those servers, the maintenance and upgrade costs associated with upgrading the servers to maintain cutting edge technology, and the bandwidth costs associated with usage on those servers.

The Jackalope Subsidiary will utilize word-of-mouth based marketing within the college and 18- 25 year old communities as the target market, but will also utilize press release announcement and media coverage to spread the brand name across all market demographics. The Jackalope Subsidiary has assembled a promotional director and street team to carry out these marketing efforts, and has also retained marketing, public relations and investor relations staff to work on media relations and investment interest.

Marketing  Strategy

To the extent that iNoize will affect the Issuer's return on investment, iNoize is marketing and building brand awareness of its software by networking at trade shows and industry events with potential companies interested in licensing the iNoize software.

iNoize will also permit those companies that license the iNoize software to enter into reseller agreements with other Internet based companies that are interested in offering digital distribution of music on their website. The music will be packaged and distributed under the names of the Internet based companies that have entered into the reseller agreements.

The Issuer is marketing and building brand awareness of the Jackalope website by holding marketing events at college campuses and music clubs and advertising on radio stations in large American cities, including Boston, New York and Philadelphia. The Jackalope Subsidiary has also placed its software on several large download sites as well as registering its website with several major search engines. Offline, the Jackalope Subsidiary has created an entertainment division called Jackalope Entertainment that will handle all offline initiatives for the Jackalope Subsidiary. Jackalope Entertainment will be involved in various aspects of band management, as well as promotions and marketing for artists and music related events. The entertainment division will essentially handle all of the Jackalope Subsidiary's involvement with artists, event production and promotion, and any music related production and marketing outside of the Jackalope website and service. This offline division not only creates another revenue channel for the Jackalope Subsidiary, but when Jackalope Entertainment is conducting live events and concerts, the Jackalope street team will be present to promote the Jackalope website and music service directly to the public in attendance.

SOURCES  OF  REVENUE  OF  INOIZE

To the extent that iNoize's business of licensing its proprietary technology is successful, the Issuer may earn dividends through its minority interest in iNoize. iNoize intends to generate most of its revenues from entering into licensing agreements with companies that have secured or will secure digital distribution rights from the big five music labels. iNoize's peer-to-peer technology can substantially reduce broadband costs for companies that digitally transmit music from their own servers to the recipient users. iNoize estimates that its software can reduce costs by over 95% for those companies that distribute music to users from their own central servers.

iNoize has not to date generated revenues from any sources. There is no guarantee that iNoize will be successful in generating revenues.

SOURCES  OF  REVENUE  OF  JACKALOPE

The Issuer will generate revenues from its Jackalope website from the following sources:

- E-COMMERCE: The Jackalope website will contain links to its affiliates' websites that sell music-related items, including concert tickets, band paraphernalia, CDs or digital tracks. The Issuer will earn a percentage of sales as referral fees for these transactions. The Issuer will also receive revenues based upon individual hits from curious listeners onto advertising links. Currently, the Jackalope website has several affiliate programs, Amazon.com, TicketsNow.com, Ebay, Net4Music, 123 Posters and E-Music. The affiliate programs are entered into online through each affiliate's website or through commissionjunction.com. Essentially, if a company wishes to generate commission revenues from a particular affiliate, that company signs up online and, upon acceptance by the affiliate, it then links the affiliate through the company's website and directs traffic to the affiliate's website and the affiliate then tracks and pays commissions to the company. The Issuer commenced adding affiliates to the Jackalope website in March 2000 and has been adding affiliates since then, as the need arises and as it builds the Jackalope website. The commission agreements are not for a set period of time, but rather on a month-to-month basis, are non-binding and can be cancelled by either party at any time so the Issuer or an affiliate may discontinue the agreements at any time at either's discretion. To date, these transactional fees have not amounted to any meaningful revenue streams for the Issuer. This is due to the small user base the site currently has, and we anticipate this changing as the user base grows.

- BANNER ADVERTISING: The Jackalope website will generate revenues through the sale of advertising space on its website. Typical rates start at $13 per banner impression and can reach as high as $120 per banner impression for advertising targeted to users with specific interests and buying habits. Currently the Jackalope website does not receive any revenue from banner advertising due to the small user base of the Jackalope website. Until the user base expands this will remain the case.

- JACKALOPE ENTERTAINMENT: On June 20, 2001 the Jackalope Subsidiary added an entertainment division to facilitate the growth of the Jackalope Subsidiary offline and complement the Jackalope service. This division, Jackalope Entertainment, will be involved in various aspects of band management, as well as promotions and marketing for artists and music related events. The entertainment division will essentially handle all of the Jackalope Subsidiary's involvement with artists, event production and promotion, and any music related production and marketing outside of the Jackalope website and service. The first project that Jackalope Entertainment is involved with is a band by the name of "bridges fell". Jackalope Entertainment will fund the completion of BRIDGES FELL'S new CD, co-promote with the band at numerous venues this summer, and feature the band on the Jackalope website. The Jackalope Subsidiary will share in revenues from CD and merchandise sales.

COMPETITION

The market for the online promotion and distribution of music and music-related products and services is new, highly competitive and rapidly changing. The number of websites competing for the attention and spending of consumers and advertisers has increased. The Issuer expects that competition will continue to increase, because there are few barriers to entry to the Internet.

More than 150 music websites compete with iNoize and the Jackalope website for music consumers, advertisers or artist relationships. Some of the competitors include the following:

- online "portals" such as Morpheus, PressPlay, MusicNet, which allow for downloading and sharing of MP3 files, and;

- traditional big five music labels (Universal, BMG, Sony, Warner and EMI), some of which have recently established an online presence to promote and distribute the music and tours of their respective artists through making MP3 tracks available for download and preview via the corporate and separate artists' websites;

- traditional retailers such as Tower Records and Virgin Megastore and their Internet affiliates that have licensed content to make available for download and preview via their corporate web sites

Some competitors have agreed to work together to offer music over the Internet, which will result in increased competitive pressures. For example, Warner, BMG and EMI recently formed a joint venture with RealNetworks to operate an online music portal, called MusicNet. MusicNet, as both a technology provider and a music clearinghouse, will operate as a stand alone independent company and will license its private-label platform to companies seeking to sell music subscription services under their own brands. Its goal is to distribute music profitably to as many outlets as possible. MusicNet will initially license its platform to America Online and RealNetworks, each of which plans to launch branded online subscription services later this year. MusicNet will also license its platform to other distribution outlets, including Napster, provided that such outlets satisfy legal, copyright and security concerns.

Currently, the Issuer's user base is much lower than its competitors, but its primary focus is to provide samples of music prior to its purchase, as opposed to websites that offer downloading services that can be either a circumvention of the buying process or a hybrid that allows users to download songs and burn them onto CD for a fee. The Issuer's goal is to fit in the market as a tool for previewing music before buying and to facilitate the buying process through our website. In working with the music companies instead of against them by circumventing their CD sales, the Issuer also hopes to gain a stronger backing and positioning in the online music business by working alongside the music industry and music companies, allowing them to use Jackalope Audio as a tool to boost revenue online and offline.

The Jackalope website is also an MP3 sharing network, so it will be competing with the above mentioned competitors that are trying to attract the same target market as Jackalope. To the knowledge of management of the Issuer, Jackalope

Audio is the only solely streaming audio peer-to-peer network, which separates Jackalope Audio within the competitive market. Based on the fact that Jackalope has not been under legal scrutiny to this point and is intending to enter into discussions with key licensing companies within the music industry, it is management's opinion that Jackalope will be competitive in the market in the near future once it has passed its current growth stage and as its user base increases.

Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages, including:

-    longer operating histories;

-    significantly greater financial, technical and marketing resources;

-    greater brand name recognition;

-    larger existing customer bases; and

-    more popular content or artists.

These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to the development, promotion and sale of their products or services. Websites maintained by existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to iNoize and the Issuer's Jackalope website. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm the Issuer's stock price.

Despite the competition that iNoize may face, iNoize believes that it will succeed in the online distribution of music by aligning itself with its competitors and licensing its peer-to-peer software technology to them. iNoize hopes to target companies, such as MusicNet, and CDNow, which presently rely upon distributing music to users through their central servers.

Due to key differentiators within the iNoize technology and overall music portal, Jackalope will have the ability to compete very well against its market competition.

The most notable distinction between the iNoize technology and the technology of other services is that the iNoize technology restricts users from making copies of the music. Instead, it only allows for real-time streaming. As a result, iNoize has never received a request from music content owners requiring it to apply filters to restrict content. As such, the iNoize technology does not employ filtering to limit content on the service. The major providers in online music, (i.e. - Napster, KaZaa, Morpheus, Press Play, MusicNet, etc) included a downloading component, which is where they encountered their copyright infringement problems.

In addition to utilizing streaming audio instead of downloading of MP3s, the Jackalope Subsidiary also employs a content encryption technology that encrypts every stream over the Jackalope network, and decrypts those streams, passing them through to the embedded Jackalope player in a manner that disallows intervention. This process further protects the artist's intellectual property and provides another large differentiator between the Jackalope technology and other competitors. Also, within the Jackalope technology, the Issuer has also introduced a peer-to-peer SmartSourceTM technology that not only increases the reliability of the Jackalope peer-to-peer network but is a huge step forward for the entire peer-to-peer industry. This process entails the sourcing of a stream from several peers with the same file as opposed to a single one-to-one transfer. In doing this, where before if a user were to drop offline in mid-transfer, the transfer would end; with SmartSource TM the pieces of the file assigned to that user are instantaneously reassigned to the remaining parties streaming, and the listener never experiences an interruption.

INTELLECTUAL  PROPERTY

On June 14th, 2002, the Issuer filed, on behalf of iNoize, a PCT Utility Patent Application with the United States Patent and Trademark Office on iNoize's secure and distributed networking software for streaming copyrighted media. iNoize previously filed a provisional patent in June 200l related to the software. A provisional patent application is a relatively informal application that precedes filing of a regular application. It is used to establish a priority filing date for the information contained in the provisional application. A provisional application has a lifetime of only one year, after which it expires. The one year period is absolute, and cannot be extended. The provisional application cannot become an issued patent. It is not examined, and does not require claims defining the invention. Instead, a regular utility application must be filed, to be examined and issued in due course. The regular utility application claims a priority date from the provisional, to get credit for the earlier filing date.

There is no guarantee that the patent will not be successfully challenged by other providers of similar services claiming a similar technology.

GOVERNMENT  REGULATION

Copyright  Act

There are three different types of copyrights for the various uses of recorded music:

-    rights to a composition maintained by publishers;

-    rights to a specific recording maintained by records labels; and

- rights to an individual performance of the corporation by an artist managed by performing rights organizations.

The  Digital  Millennium  Copyright  Act  ("DMCA")

Signed into law on October 28, 1998, section 512(a) of The Digital Millennium Copyright Act (the "DMCA") limits the liability of service providers in circumstances where the provider merely acts as a data conduit, transmitting digital information from one point on a network to another at someone else's request. This limitation covers acts of transmission, routing, or providing connections for the information, as well as the intermediate and transient copies that are made automatically in the operation of a network. In order to qualify for this limitation, the service provider's activities must meet the following conditions:

-    The transmission must be initiated by a person other than the provider.

- The transmission, routing, provision of connections, or copying must be carried out by an automatic technical process without selection of material by the service provider.

-    The service provider must not determine the recipients of the material.

- Any intermediate copies must not ordinarily be accessible to anyone other than anticipated recipients, and must not be retained for longer than reasonably necessary.

-    The material must be transmitted with no modification to its content.

Section 512(b) of the DMCA limits the liability of service providers for the practice of retaining copies, for a limited time, of material that has been made available online by a person other than the provider, and then transmitted to a subscriber at his or her direction. The service provider retains the material so that subsequent requests for the same material can be fulfilled by transmitting the retained copy, rather than retrieving the material from the original source on the network.

Section 512(c) limits the liability of service providers for infringing material on websites (or other information repositories) hosted on their systems. It applies to storage at the direction of a user. In order to be eligible for the limitation, the following conditions must be met:

- The provider must not have the requisite level of knowledge of the infringing activity, as described below.

- If the provider has the right and ability to control the infringing activity, it must not receive a financial benefit directly attributable to the infringing activity.

- Upon receiving proper notification of claimed infringement, the provider must expeditiously take down or block access to the material.

In addition, a service provider must have filed with the Copyright Office a designation of an agent to receive notifications of claimed infringement.

The DMCA's protection of service providers against the illegal actions of users of the service includes services such as Yahoo and other properties that are classified as information location tools. The sites are shielded from liability unless actively participating in the illegal activity.

RESEARCH  AND  DEVELOPMENT  ACTIVITIES

The market for software technology has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As the Issuer's Jackalope website uses iNoize's software technology, the Issuer believes that its future growth and success will be largely dependent upon iNoize's ability to develop products or improve its technology to meet the evolving needs of its prospective clients. The Issuer, in conjunction with iNoize, will continually evaluate its products to determine what additional enhancements are required by the marketplace. If either the

Issuer or iNoize can purchase or license proven products at reasonable costs, it will do so in order to avoid the time and expense involved in developing such products. One example of this is on June 15, 2001 the Jackalope website incorporated SmartSourceTM technology into the Jackalope software.

SmartSourceTM technology allows for superior streaming within the Jackalope peer-to-peer network by finding multiple different sources of a chosen MP3, and then assigning each source a piece of the chosen MP3 to stream to the listener. SmartSourceTM technology directly addresses the quality of service concerns of peer-to-peer music listening services. A song is now streamed from many sources, which lowers the required throughput between individual sources and listeners necessary to stream CD quality music. Also, if one of the sources disconnects from the network, another source is seamlessly substituted in, effectively resulting in an uninterruptible music stream. Peer-to-peer music listening now offers the quality of service of the central server approach, without the high costs associated with bandwidth for such a service.

The SmartSourceTM technology also preserves the encryption process of the Jackalope service, and receives the MP3 file packets in an encrypted format and plays them as they are received.

Over the past two years approximately $500,000 Cdn. has been utilized for the development of the iNoize software. The Issuer to date has supplied approximately $350,000 Cdn. of that amount.

Employees  and  Consultants

The Issuer operates the Jackalope website using the resources of iNoize. As such, the Issuer does not maintain its own technical staff. A management company, Harbour Pacific Capital Corp., controlled by a director of the Issuer, performs an administrative service on behalf of the issuer and bills the Issuer a fee for this service The management company provides full management services including bookkeeping services. The Issuer has two employees carrying out general administrative and marketing services for the Jackalope business.

iNoize has five full-time employees, three of whom are the technical founders of the website. Two of the founders presently act in management roles for iNoize. One of the founding members serves on the advisory board and assists with business development issues. iNoize also has one part-time employee. iNoize will increase its staffing as needed to support any increase in activity or growth in the company.

ADDITIONAL  INFORMATION

The Issuer will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials the Issuer files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and reports may be viewed online at the SEC's website www.sec.gov.

RISK  FACTORS

Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Registration Statement, before making any investment in the Issuer's securities.

The following risk factors relate specifically to the products and services offered by iNoize and the Jackalope website.

Lack  of  Operating  History  in  the  Digital  Distribution  of  Music

The Issuer was previously in the glass laminate and tinting industry and therefore, has little experience in the business of distributing music digitally over the Internet. The Issuer's current operations are subject to the many risks inherent in a development stage business enterprise operating in a market dependent upon new technology. The likelihood of the Issuer's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in a new business and the competitive environment in which it operates. The Issuer has not earned revenues from operations, has yet to produce a profit and does not have any significant assets. If the business of iNoize or the Jackalope website fail to achieve projected rates of market penetration, this failure could significantly affect the Issuer's future cash flow. The Issuer's operating history is insufficient for an investor to rely on in making a judgment about the Issuer's future performance. The Issuer cannot be certain that its business strategy will be successful or that it will successfully address the risks and uncertainties related to the Issuer's limited operating history.

Need  for  Additional  Capital  and  Ability  To  Raise  Additional  Capital

The Issuer and iNoize currently do not have any significant revenues. Accordingly, the development of the business of iNoize and the Jackalope website will depend on the ability of the Issuer and iNoize to raise additional funds as needed. To the extent that iNoize will rely upon the Issuer for future financing, the Issuer may not be able to raise additional funds for expansion and/or growth of iNoize's business and the further development of the iNoize Technology. The Issuer's resources may not be sufficient for its working capital and capital expenditure requirements. It may need to raise additional funds through public or private debt or equity financing in order to:

- take advantage of opportunities, including expansion or acquisitions of additional businesses or technologies;

-    develop new products or services; or

-    respond to competitive pressures

If such funds are not available, the business may fail and the price of the Issuer's common stock may fall considerably. Additional financing may come in the form of exercise of outstanding share purchase warrants, private placement securities offerings or from bank financing. If the Issuer issues additional shares to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Issuer. Any additional financing the Issuer may need may not be available on favourable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Issuer may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures, and its business could be harmed.

The Issuer's Independent Auditors Have Expressed Doubts About Its Ability to Continue as A Going Concern

The report of the Issuer's independent auditors on its January 31, 2002 financial statements includes a note stating that the Issuer's ability to continue as a going concern is dependent upon the ability of the Issuer to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Issuer has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2002 by issuing equity securities.

No  Assurance  That  The  Issuer's  Operating  Results  Will  Be  Profitable

The Issuer's lack of operating history and unproven business model make it difficult to accurately forecast its future revenues or results of operations. The Issuer has no meaningful historical financial data upon which to base planned operating expenses, and its sales and operating results are difficult to forecast. Despite the fact that there are other companies in the same competitive market for online music sharing, management is not aware of a model utilized by any streaming audio, peer-to-peer service currently in the market that has proven itself as a viable revenue generating model. The following factors may cause the Issuer's annual and quarterly operating results to fluctuate significantly, many of which are outside of the Issuer's control:

-    the effectiveness of its sales and marketing campaign;

-    market acceptance of the Issuer's services;

-    the amount and timing of its operating costs and capital expenditures;

-    introductions by its competitors of new or enhanced services;

-    changes in its management team and key personnel; and

- fluctuations in general economic conditions and economic conditions specific to the Issuer's industry.

One or more of these factors could materially and adversely affect gross margins and operating results in future periods. Given the Issuer's stage of development and level of revenues, there is no assurance that the Issuer will, at any point, attain profitability.

The Issuer's Business is Substantially Dependent Upon License Agreements with a Limited Number of Music Labels

The North American market for music is highly concentrated among a limited number of major labels. There is no guarantee that the Issuer will obtain license agreements with all or any of the major five music labels, being Universal, BMG Sony, Warner and EMI and even if the Issuer obtains the necessary license agreements, they will not be exclusive, which means that similar agreements may be made with the Issuer's competitors or that the music labels may provide the music online themselves. While management believes that it will be successful in obtaining licenses, there can be no assurance that the Issuer will be able to expand or maintain those relationships. The lack of a sufficient number and variety of music would greatly limit the Issuer's ability to market its Internet products and services.

Consequences  of  Termination  of  BMI  License  Agreement

If the BMI License Agreement is terminated because the Issuer is unable to develop the appropriate tracking software on a timely basis, the Issuer may have no choice but to take the Jackalope service offline until the appropriate software has been developed, at which point the Issuer would then seek another license agreement with BMI. The Issuer would be at risk for copyright infringement or liability for unpaid royalties for music played on the Jackalope website.

If the Jackalope service were to be taken offline then the Jackalope website would likely lose a significant percentage of its user base. The Issuer would then incur significant marketing costs in advertising the Jackalope service. There is no guarantee that the Issuer will have the financial resources to cover such marketing costs, nor is there any guarantee that the Issuer would be successful in raising sufficient funds to cover those costs.

The Rate of Conversion of Visits to Jackalope Website into Ecommerce and Banner Advertising Revenues Remains Nil, and the Difference Between the Two Growth Curves Continues to Increase

The average number of users accessing the Jackalope website to date has not resulted in any revenues from ecommerce and banner advertising. The number of visits to the Jackalope website continues to increase, whereas the ecommerce and banner advertising revenues have not yet commenced. Should the Issuer be unable to generate any or significant revenues from ecommerce and banner advertising the business of the Issuer would be adversely affected and its likelihood of continuing operations will increase significantly.

Potential for Failure in the Issuer's Efforts to Further iNoize's Business and the Jackalope Website

The Issuer may not be successful in its effort to further iNoize's business and the Jackalope website. iNoize's limited stage of development, together with the Issuer's limited operating history, make it subject to the risks associated with start-up companies. For example, the Issuer has not generated any significant revenues and may experience cash flow difficulties. To the extent that iNoize will rely upon the Issuer for financing, the Issuer may be required to rely upon equity financing to assist iNoize in meeting any cash needs in the short term. Such financing may not be available. In addition, the Issuer does not have an established presence in the market that iNoize and the Jackalope website intend to target and their names are not well known to consumers in that market. There is no guarantee that iNoize will become known to consumers, or that the Issuer will ever establish a significant market presence through its Jackalope website. Earning revenue will depend upon the successful development of both the iNoize and Jackalope websites. The Issuer may require additional financing to assist iNoize to further develop it proprietary software and, as discussed above, such financing may not be available when required. Any or all of these factors may cause the Issuer's stock price to fall.

Certain of the Directors and Officers Will Only Devote Part-Time Efforts to the Issuer's Business

The Issuer does not maintain its own technical staff nor does it anticipate hiring technical staff in the near future; the Issuer relies on the technical staff of iNoize. The Issuer conducts its operations through a management company, Harbour Pacific Capital Corp., controlled by a director of the Issuer. The management company provides full management services including accounting and administrative support. The Issuer has two full-time employees carrying out general administrative and marketing services for the Jackalope business. Other than Christopher Desrosiers, none of the directors and officers of the Issuer will dedicate full-time employment to the Issuer's operations. Management anticipates devoting up to twenty hours per week to the business of the Issuer. The Issuer's officers have not entered into written employment agreements with the Issuer and are not expected to do so in the foreseeable future. The Issuer has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Issuer's business and its likelihood of continuing operations.

Ability  to  Retain  Qualified  Management  Personnel

The present management structure of iNoize and the Issuer, although adequate for the early stage of its operations, will likely have to be significantly augmented as operations commence and expand. The ability of the Issuer to recruit and retain capable and effective individuals for itself and iNoize is unknown. The loss of the services of the current officers, or the inability of the Issuer to attract, motivate and retain highly qualified executive personnel in the future could result in the failure of or cause serious disruption to the development of the business.

Competition  in  the  Music  Distribution  Industry

The digital distribution of music over the Internet is relatively new and, therefore, the market is difficult to predict in terms of the level of demand for the products and services offered by the iNoize and Jackalope websites. In addition, this market is or likely will be, subject to intense competition from both private and public businesses nationally and/or around the world, many of which have greater financial and technical resources. iNoize and the Jackalope website will compete with more established competitors in the Internet music distribution industry and e-commerce businesses and may have difficulty establishing a significant market presence. If iNoize and the Jackalope website are unable to compete in this marketplace, their entrance into the Internet market may fail and the Issuer'stock price may fall.

Competition  with  iNoize

The Issuer has a non-exclusive license to the iNoize Technology so it is possible that the Issuer will be competing against iNoize or any of its licensees, some of whom may have greater financial resources, longer operating histories and greater name recognition. If the Issuer is in direct competition with parties using the identical technology, the Issuer has a greater chance of failing to capture a significant market share. The competitors may be also able to respond more quickly to new or emerging technologies and changes in customer requirements.

Changes  in  Laws  Regarding  the  Digital  Distribution  of  Music

Significant changes in copyright law may make the service either illegal or unnecessary, and could result in the failure of the Issuer to pursue its business in the digital distribution of music. The laws respecting the transfer of digital information over the Internet is evolving. In 1998, the Digital Millenium Copyright Act came into force and provided some protection to service providers against liability for information or transmissions that appeared or passed through their website or servers. However, in the future, laws may be passed that would restrict the ability of iNoize to provide services that facilitate the transfer of copyrighted files among users to deliver those services. Furthermore, the impact on the music distribution businesses of iNoize and the Issuer resulting from the recent decision of the US Court of Appeal which limited Napster's ability to participate in the Internet distribution of digital music files is unknown. iNoize and the Jackalope website may be required to restrict participation in its streaming music business to license holders that can demonstrate compliance with copyright laws.

Adverse  Effects  of  Incorrect  Financial  Assumptions

The Issuer's business strategy is predicated on certain assumptions. These assumptions will include revenue and expense projections and the occurrence of certain future events. If the assumptions are incorrect, then the Issuer's potential return on investment from its minority interest in iNoize, and any revenues derived from the Jackalope website, may be adversely affected. Similarly, if the Issuer's actual costs to assist iNoize in developing its digital distribution business exceed projected revenues, then the Issuer's overall profits will be less than projected. Therefore, any returns to investors will largely be determined by management's ability to execute its plan of operation. There are no assurances that management will be successful in executing the Issuer's plan of operation. Projections are based upon current information and extrinsic factors, such as management's ability to obtain additional financing inflationary controls and market conditions.

Loss of Interest in Intellectual Property / Claims of Infringement by Third Parties

iNoize has applied for a provisional patent for its technology and intends to register its copyrighted software and trademarks. However, there can be no assurance that iNoize will be successful in filing its regular utility patent on or before June 2002 or in protecting its proprietary rights from use by its competitors who choose to infringe upon its patents or who challenge the validity or scope of the patent. To the extent that iNoize will depend upon the Issuer for financial assistance, the Issuer may not have the financial resources to engage parties infringing upon iNoize's patents to enforce its intellectual property rights. The success of iNoize and the Issuer's Jackalope website may also depend upon the iNoize Technology not infringing any intellectual property rights of others and upon no such claims of infringement being made. If any claims of infringement are made, the Issuer may be held liable, in conjunction with iNoize, for damages for such infringement and be required to pay cash compensation. iNoize may also be forced to stop using its technology upon which it is currently dependent if use of that technology is found to infringe proprietary rights held by others. The business of the Issuer is materially dependent upon the protection of technology held by iNoize, and as a result of the foregoing, the price of the Issuer's common stock may fall.

Access  to  Technology  by  Competitors

The digital distribution business is readily accessible and can be easily entered by competitors. There are currently a number of services that enable the transmission of digital music over the Internet, including in streaming format. Furthermore, increased competition may have a negative impact on the price of the Issuer's common stock.

Uncertainty  of  Market  Acceptance

The Issuer expects to experience significant fluctuations in operating results in future periods due to:

-    the ability to attract users to the iNoize and Jackalope websites;

- the ability to produce content and/or procure licenses to music that will attract users and in turn, generate revenues;

- intense competition from other providers of digital distribution of music over the Internet;

- the ability to upgrade and develop systems and infrastructure in a timely and effective manner;

-    technical difficulties such as system downtime;

- the ability to attract users at a steady rate and to maintain customer satisfaction;

- the amount and timing of operating costs and capital expenditures relating to operations, infrastructure and expansion of the business,

- the amount and timing of operating costs and capital expenditures relating to the implementation of marketing programs,

Marketing  Program

If the Issuer does not achieve successful results from its proposed marketing program for its Jackalope service and align itself with companies that possess the tools to increase the quality and attractiveness of the service, the Issuer will be unable to increases the user base and, thus, the advertising revenues from banner ads, pop up ads and/or stream inserted advertisements will be unachieveable. The Issuer will only be able to attract advertisers and its database information will only be viable if it is able to successfully increase the size of the Jackalope user base.

Key  Agreements

The  Issuer  needs  to  procure  certain  key  agreements:

- In order to comply with royalty and licensing legal requirements and avoid infringing on copyright laws, the Issuer needs to procure key license agreements with companies that provide content to music websites, which companies then pay royalties to the artists they represent from the license fees. The Issuer is looking to enter into license agreements with ASCAP, SESAC, Inc. and/or Harry Fox Agency, Inc. If the Issuer is unable to procure license agreements with any or all of such companies, it will be unable to provide music content online without creating liability for artist royalties and/or infringing copyright laws. The Issuer has entered into the BMI License Agreement, as of January 23rd, 2002. The Issuer has not entered into any other license agreements to date, although the Issuer intends to contact one or more of the other agencies within the next three to four months in order to procure additional license agreement(s).

- In order to comply with the terms of any licensing agreements for music content, the Issuer will need to procure an agreement with a company that has audio tracking software that it can integrate into the Jackalope website to properly track all of the songs that are streamed over the Jackalope website, which information can then be provided to the licensors. The Issuer has entered into negotiations with eLiberation (www.eLiberation.com), which has tracking software that has been reviewed by the Recording Industry Association of America. The Issuer is negotiating with eLiberation as to the logistics of incorporating its file tracking technology and the costs of such incorporation. Once the Issuer has completed its technology upgrades, expected to be completed by mid to late August 2002 If the Issuer is unable to include tracking software on its website, it will not be able to fulfill the terms of any licensing agreements and, thus, would not have the ability to provide music content.

- The Issuer needs to procure advertising and sales contracts with key advertisers and music labels and retailers for its database sales. If the Issuer is unable to bring in advertisers it will not be able to generate a substantial portion of its anticipated revenues.

The Issuer's Business Will Suffer if it is Unable to Scale its Operations as Demand Increases

Although the iNoize Technology has been designed to provide scalability, the Issuer's operations may not be sufficient to maintain superior performance if customer demands exceed projected levels. The Issuer cannot be certain that its technology and equipment can serve a substantially larger number of customers on a timely basis. It also cannot ensure that it will be able to make investments successfully or at an acceptable or commercially reasonable cost to keep up with demand.

The following risk factors relate to the Issuer's possible acquisitions of other business interests.

The  Proposed  Venture  Capital  Operations  of  the  Issuer  are  Speculative

If the Issuer decides to proceed with acquiring other business interests, the Issuer's success will depend to a large extent upon the operations, financial condition and management of the identified target company. While the Issuer will prefer participating in acquisitions with businesses having established operating histories, there can be no assurance that the Issuer will be successful in locating candidates meeting such criteria. In the event that the Issuer completes an acquisition, the success of the operations will depend upon management of the target company and numerous other factors beyond the Issuer's control. There is no assurance that the Issuer can successfully identify suitable target companies and consummate additional business acquisitions.

There  is  a  Scarcity  of  and  Competition  for  Business  Acquisitions

If the Issuer decides to proceed with acquiring other business interests, the Issuer will be an insignificant participant in the business of seeking equity participation in entities such as iNoize. However, a large number of venture capital firms are active in mergers and acquisitions of companies which may also be merger or acquisition target candidates for the Issuer. These entities may have significantly greater financial resources, technical expertise and managerial capabilities than the Issuer and, consequently, the Issuer may be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business acquisition. Moreover, the Issuer will also compete with numerous other small public companies in seeking merger or acquisition candidates.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

The following risk factor is a general risk that investors should consider before making any investment in the Issuer's securities.

Designation  as  a  Penny  Stock

The Issuer's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Issuer's common stock. Compliance with procedures relating to the sale by broker-dealers of penny stocks may make it more difficult for purchasers of the Issuer's common stock to resell their shares to third parties or to otherwise dispose of such shares.

The  Issuer  Does  Not  Expect  to  Pay  Any Dividends in the Foreseeable Future

The Issuer does not contemplate paying cash dividends in the foreseeable future. Future dividends will depend on the Issuer's, if any, and its financial requirements.

ITEM  2  -  PLAN  OF  OPERATION

General

The Issuer is currently in the business of distributing music in digital format over the Internet. The Internet is rapidly developing as a new distribution channel for the sale, delivery and sharing of pre-recorded music. The Issuer may also consider acquiring interests in other high-technology start-up businesses by providing those businesses with access to capital as well as industry, marketing, bookkeeping and management services. The Issuer may offer assistance and guidance in bookkeeping services as they relate to maintaining the daily books of a company, bank account reconciliations, and preparation of unaudited financial statements. Anton J. Drescher, a director and officer of the Issuer is a Certified Management Accountant in Canada and is therefore qualified to offer these types of services. The Issuer also has two bookkeeping staff members available on a contract basis for basic bookkeeping duties.

Although the Issuer has commenced offering its services to approximately 8,000 users, it has not generated significant revenues to date due to the limited size of its user base. It is expected that as the user base increases, banner advertising and ecommerce revenues will increase accordingly.

The report of the Issuer's independent auditors on its January 31, 2002 financial statements includes a note stating that the Issuer's ability to continue as a going concern is dependent upon the ability of the Issuer to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Issuer has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2003 by issuing equity securities.

Management believes that the Issuer's plans to continue as a going concern as set forth below are reasonably capable of removing the threat to the continuation of the business during the following twelve month period.



PRIMARY GOAL                                       SPECIFIC GOAL                      COMMENCING
--------------------------------  -----------------------------------------------  ----------------

Advertising and marketing. . . .  Full scale college campus promotional            3rd Quarter 2002
 Campaign. . . . . . . . . . . .  campaign with live "bridges fell" concert events  - including Jackalope promotional
                                  team members on college campuses and at
                                  college campus events handing out
                                  Jackalope merchandise and marketing
                                  materials and talking to students to
                                  generate brand recognition of the Jackalope
                                  name amongst the Jackalope service's
                                  target market. At "bridges fell" shows, the
                                  promotional staff will assist in the
                                  promotion of "bridges fell" as well as
                                  promoting the Jackalope website to the live
                                  audience.
                                  -----------------------------------------------
                                  Marketing and sale of "bridges fell" CD at
                                  spring break tourist destinations and
                                  throughout college campuses - this will
                                  consist of promotional staff handing out
                                  Jackalope materials and promoting the
                                  Jackalope website at these events while
                                  promoting the presence of "bridges fell"
                                  music at www.jackalopeaudio.com as a
                                  way of driving traffic to the website and at
                                  the same time promoting the band's music
                                  to sell the CD.
                                  -----------------------------------------------
                                  Marketing and advertising of Jackalope
                                  service and website at "bridges fell" concert
                                  events and at college campuses.
                                  -----------------------------------------------
Improvements and upgrades to . .  Ensure compatability with new operating          3rd Quarter 2002
 Technology. . . . . . . . . . .  systems and software, which improvement will  make the service compatible with
                                  Windows ME as well as all updates of
                                  Microsoft Internet Explorer.
                                  -----------------------------------------------
                                  Further improvements to the                      4th Quarter 2002
                                  SmartSourcing technology for more
                                  accurate file recognition and better
                                  streaming quality. Because SmartSourcing
                                  works to improve streaming quality by
                                  recognizing several users with the same file
                                  and then using an assigned piece of the
                                  song from each of those users to complete a
                                  clear, uninterrupted stream to the end user,
                                  the better the file recognition, the better the
                                  match the technology can find and
                                  therefore the better the resulting stream.

                                       29

                                  -----------------------------------------------
                                  Develop software necessary  to classify and      4th Quarter 2002
                                  report information related to music played
                                  on Jackalope website to BMI that s
                                  compatible and understood by the
                                  technology and tracking systems of BMI
                                  -----------------------------------------------
Finalize key agreements. . . . .  Finalize agreement with eLiberation for          4th Quarter 2002
                                  audio tracking software
                                  -----------------------------------------------
                                  Enter into Internet licensing agreement          4th Quarter 2002
                                  with ASCAP, SESAC and Harry Fox
                                  Agency
                                  -----------------------------------------------
Add advertising and music. . . .  Commence negotiations for advertisers on         2nd Quarter 2003
labels and retailers . . . . . .  Website
--------------------------------  -----------------------------------------------
Launch "The Jackalope" . . . . .  Procure advertisers for magazine                 4th Quarter 2002
magazine, which will be an
entertainment magazine dealing
primarily with music related
information geared towards the
college student crowd, with
content done by college
students, and it will also serve
as an advertisement for the
Jackalope Audio website and
help to create band awareness
--------------------------------
                                  Commence distribution of Jackalope               4th Quarter 2002
                                  magazine on college campuses in
                                  Connecticut and Rhode Island
                                  -----------------------------------------------
                                  Increase distribution of Jackalope magazine      3rd Quarter 2003
                                  to college campuses in Massachusetts and
                                  New York
                                  -----------------------------------------------
Increase music . . . . . . . . .  Sign on a new music group in a manner            2nd Quarter 2003
group/entertainers . . . . . . .  similar to "bridges fell" for promotion under Jackalope Entertainment division.
                                  -----------------------------------------------


Acquisition  of  Interest  in  iNoize

On September 28, 2000, the Issuer entered into a Subscription Agreement with iNoize to acquire 2,500,000 Class B voting common shares of iNoize, representing a 33% equity ownership interest, for a purchase price of US$166,665 ($250,000 Cdn.). By a further Subscription Agreement dated May 25th, 2001, the Issuer acquired an additional 1,875,000 Class B voting common shares of iNoize for and in consideration of US$66,665 ($100,000 Cdn.), thereby increasing the Issuer's interest in iNoize to 46%.

To the extent that iNoize's business will affect the Issuer's return on investment, iNoize is currently devoting most of its time and energy to the refinement of its proprietary software technology. This involves supervising the software development consultants, providing creative input and ensuring that the components function at an acceptable level.

iNoize has also begun to focus on marketing activities. Attending trade shows and other related high-technology events will be the primary component of iNoize's activities in order to forge strategic relationships with companies interested in licensing the iNoize Technology. It is anticipated that research and development expenses will be iNoize's most significant expense in the following 12 months. Funding was provided by the Issuer by way of loans, which loans were repaid by iNoize as of March 21st, 2002 from its Scientific Research and Experimental Development ("SR&ED") grant in the amount of US$50,385 ($81,265 Cdn.). The SR&ED program is funded by the Canadian federal government, which provides income tax incentives to Canadian-controlled private corporations with less than $200,000 Cdn of taxable income for SR&ED Canada. The program encourages industry, including small business and start-up firms, to develop technologically advanced products and processes in Canada. To qualify for the SR&ED program, a project must advance understanding of scientific relations or technologies; it must address scientific or technological uncertainty; and it must incorporate a systematic investigation by experiment of analysis performed by qualified personnel.

License  Agreement  with  iNoize

The Issuer entered into the License Agreement, whereby iNoize granted the Issuer the non-exclusive worldwide right to use the iNoize Technology on the Jackalope website. Pursuant to the terms of the License Agreement, iNoize will provide all website hosting, technical and management services required to operate the website. The License Agreement also permits the Issuer to sublicense the iNoize Technology to any third party retained by the Issuer to develop, host or maintain the Jackalope website on behalf of the Issuer.

The Issuer is currently focused upon building brand awareness of the Jackalope website by holding marketing events at college campuses and music clubs and advertising on radio stations in large American cities, including Boston, New York and Philadelphia. It is anticipated that marketing expenses will be the Issuer's most significant expense in the following 12 months.

Acquisition  of  Other  Business  Interests

If the Issuer decides to proceed with acquiring other business interests, the Issuer may acquire an interest in a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital, which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring all of the assets and goodwill of a corporation, or acquiring a controlling interest in a corporation or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Issuer may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky because of general economic conditions, rapid technological advances and shortages of available capital. Management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Currently, no member of the Issuer's management or any promoter of the Issuer, or affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

Marketing  Strategies

The Issuer's management believes that marketing will be the key to success in the short term and in the long term for the iNoize and Jackalope websites. As a result, the Issuer intends to focus much of its energies in the next 12 months toward building brand awareness of the iNoize software application and the Jackalope website.

To the extent that iNoize will affect the Issuer's return on investment, iNoize will market and build brand awareness of its software in the next 12 months by networking at trade shows and industry events with potential companies interested in licensing the iNoize software. The target market for iNoize's software will be Internet-based companies that would like to take advantage of iNoize's peer-to-peer technology to save broadband costs when transmitting music digitally over the Internet.

The Jackalope name is being promoted and its products and services are and/or will be introduced to music lovers and to the music industry through targeted advertising, marketing and through sponsorships and relationships with a variety of key industry players to access a multitude of distribution channels.

Key components of the company's strategy to promote the Jackalope website include:

- Marketing efforts such as live event promotions featuring the "Jaz the Jackalope" mascot and the Jackalope Street Team at concerts and Jackalope organized events promoting the Jackalope online music service.

- Jackalope will send representatives to college campuses, concerts, clubs, and various other venues to promote the site directly to potential Jackalope users.

- Print articles and advertising in key venues and publications addressing the target demographics, such as Internet-related publications, teen and music magazines and popular online music destinations. Examples of such publications include Wired, Business 2.0, CNET, Yahoo, MTV.com, and College and University weekly publications. Partnerships will also be sought with key music industry participants.

- Promotional agreements will be sought with record labels and music related businesses looking to test the digital file sharing market with a secure delivery system that can provide extensive feedback on customer listening patterns. Due to the fact that the Jackalope service allows users to listen to music, as opposed to illegally downloading it, the Jackalope service creates a platform for record labels and artists to spread their music and gauge listener reaction without having to sacrifice revenue streams in the process.

- Bundling agreements will be sought with broadband Internet service providers to provide access to the Jackalope website. The Jackalope download and installation can be bundled in the packaging of service for broadband subscribers as a value added bonus with the provider's packaging.

- Partnerships will be sought with major music retailers that will connect the Jackalope website community to online CD sales on their web properties. Jackalope will look to become a virtual record store, where members can listen to a selection at the computer, and move directly through the Jackalope website to an affiliate partner to purchase the artist's music through a Jackalope mediated transaction.

- In addition to music retailers, ticket agents and distributors of music-related goods will be sought as co-marketing partners.

Revenue  Streams

As discussed under the section entitled "Business of the Issuer", to the extent that iNoize's business of licensing its proprietary technology is successful, the Issuer may earn dividends through its minority interest in iNoize. The Issuer anticipates that iNoize will generate most of its revenues by entering into licensing agreements with companies that have secured digital distribution rights from the big five music labels. iNoize's peer-to-peer technology can substantially reduce broadband costs for companies that digitally transmit music from their own servers to the recipient users.

iNoize will also permit those companies that license the iNoize software to enter into reseller agreements with other Internet based companies that are interested in offering digital distribution of music on their website. The music will be packaged and distributed under the names of the Internet based companies that have entered into the reseller agreements.

The Issuer anticipates that it will generate a substantial portion of its revenues from the Jackalope website through its e-commerce links and banner advertisements. A secondary source of revenue expected is from the issuance of dividends from iNoize based on licensing agreements it enters into with third parties. iNoize does not at present have an established dividend policy. It is expected that once revenues commence iNoize will then determine its dividend policy. As a minority holder of iNoize, the Issuer has no control over the decision-making ability of iNoize to distribute dividends.

The Jackalope website is equipped with links permitting its users to purchase music that they have just listened to, concert tickets or related merchandise.

The Issuer has entered into standard affiliate commission agreements with Amazon.com, TicketsNow.com, Ebay, Net4Music, 123 Posters and E-Music, which agreements were completed online either through each company's website or through commissionjunction.com. The agreements with each of the aforesaid companies are standard for all affiliates and provide that commissions will be paid for sales consummated from "click-through's" from the Jackalope website. The commission terms for each company are as follows:

AMAZON.COM: For products purchased by customers clicking through the special link on the Jackalope website to Amazon, Amazon will pay the following commissions: (1) 15% from the sale of each book that is listed in the Amazon at 10% to 30% off the publisher's list price and that is added to the customer's shopping cart directly from the special link of the Jackalope website; (2) 5% from sales of all other products (except as noted below), including (a) individually linked books that, on the date of order, are listed in Amazon's catalog at the publisher's list price (such as special order books) or at a deep discount of more than 30% off the publisher's list price; e-books (in any format), and (b) products other than books (e.g., CDs, DVDs, VHS tapes, and so
on). Referral fees for products other than books, music, and videos are limited to a maximum of $10 per item, regardless of the revenues derived from the sale of any such item.

TICKETSNOW.COM:   Will  pay  a  commission  of 7% for all event ticket and event ticket package sales that are purchased through the Jackalope unique link to their inventory.

EBAY: For each "click-through" the Issuer will receive: (1) $5.00 per Active Registration (a registration is active when the user places a bid on eBay within 30 days of their initial registration. Registrations that do not become active within 30 days will be reversed); and (2) $0.05 per qualified bid (the eBay program pays for one bid per click from the Jackalope website. The Jackalope website links must be used as navigation to eBay prior to every bid transaction in order to be paid for the bid).

NET4MUSIC: The Issuer will receive 15% of each purchase made by a user that "clicks through" from the Jackalope website to Net4Music.

123 POSTERS: The Issuer will receive 18% of each purchase made by a user that "clicks through" from the Jackalope website to 123 Posters.

EMUSIC.COM: eMusic.com will process product orders placed by customers who follow links from the Jackalope website to the eMusic website. As consideration for accepted orders made by customers who follow the eMusic.com link from the Jackalope website, eMusic.com will pay the following commissions: (a) for purchases of individual albums or tracks, a cash payment of 10% of eMusic's net revenues (which is defined as gross sales received less shipping, taxes and returns) for the downloading of music files via the EMusic Site and (b) $3 for customers converting to a 3 month subscription and $11 for customers converting to a 12 month subscription (in each case reduced by any applicable chargebacks, taxes or returns), provided that if the customer terminates the subscription during the free one month trial, the payment will be reduced to $1.

The Issuer also anticipates that revenue will be generated through its Jackalope Entertainment division that specializes in band management and band promotion.

The Issuer has not to date generated any revenues from the license agreement with iNoize.com or the Jackalope website due to the limited size of its user base. Management anticipates that as the user base increases as a result of the proposed marketing and advertising campaigns, revenues will commence commensurate with the size of the user base. The Jackalope MP3 sharing service has been online since March 19, 2001.

Currently, the Issuer does not have exclusive contracts with any third party companies related to: (1) supplying, shipping, or processing its e-commerce business operations, (2) selling, purchasing or designing its web site banner advertisements.

Cash  Requirements

The Issuer currently has sufficient working capital to meet its cash requirements for a period of 12 months. The Issuer's management will be seeking to arrange additional equity financing in the upcoming months. Any additional funds raised will likely be used for marketing, general and administrative expenses and, to the extent that iNoize will rely upon the Issuer for financing, software development and maintenance. The funds loaned to iNoize to date from the Issuer in the amount of $41,918 US ($67,609 Cdn.), including outstanding interest, were repaid from the SR&ED grant of US$50,385 ($81,265 Cdn.) The unsecured loan was due on or before April 30th, 2002, bearing interest at the prime rate of interest of the Bank of Canada plus 2%. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by the Issuer's management as opportunities to raise funds arise. Specific plans related to marketing and any additional software development will be devised once financing has been completed and the Issuer's management knows what funds will be available for these purposes. If additional financing is unavailable, iNoize will, to the extent possible, rely on revenue generated from licensing agreements and other sources identified above to meet its financial needs; similarly, the Issuer will rely upon revenues generated from its ecommerce links and banner advertisements. There is no guarantee, however, that the Issuer will meet working capital requirements on a continued basis. Refer to the section entitled "Risk Factors" herein.

ITEM  3  -  DESCRIPTION  OF  PROPERTY

Office  Space

The Issuer's principal executive offices are located at 70 Essex Street, Mystic, Connecticut, 06355. The Issuer leases approximately 800 square feet at a cost of $700 US per month.

ITEM  4  -  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Issuer's issued and outstanding common stock as of July 17th, 2002 by (i) each person who is known to the Issuer to be the beneficial owner of more than 5 percent of the Issuer's common stock; (ii) named directors and executive officers; and (iii) all directors and executive officers of the Issuer as a group:


TITLE OF CLASS
                NAME AND ADDRESS OF BENEFICIAL OWNER     AMOUNT AND NATURE OF    PERCENT OF
                                                           BENEFICIAL OWNER       CLASS (1)
                ------------------------------------- ------------------------  -----------
                                                    -
                -------------------------------------
Common shares.  -  ANTON (TONY) J. DRESCHER                   1,664,713 (2) (3)       16.48%
                   7547 Burris Street
                   Burnaby, BC, Canada
                -------------------------------------
Common shares.  -  EDWIN MOLINA                               1,176,500 (2) (4)       11.65%
                -  84 East Shore Road
                   Groton Long Point, CT   USA
                -------------------------------------
Common shares.  -  NORMAN J. BONIN                              717,500 (2) (5)        7.10%
                -  5769 Anchor Road
                   Sechelt, BC, Canada
                -------------------------------------
Common shares.  -  CHRISTOPHER DESROSIERS                      125,000 (2)  (6)        1.24%
                   127 Niles Hill Road
                   Waterford, CT   USA
                -------------------------------------
Common shares.  -  GERHARD  (GARY) J. DRESCHER                  50,000 (2)  (7)        0.50%
                -  7721 Garrett Drive
                   Delta, BC, Canada
                -------------------------------------
                -  DIRECTORS AND OFFICERS AS A GROUP   3,733,713 COMMON SHARES        36.97%
                   (4 PERSONS)

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(3) Anton Drescher owns an additional 600,000 warrants to purchase up to an additional 600,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002 and 100,000 warrants to purchase up to an additional 100,000 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003.
(4) Edwin Molina owns an additional 1,000,000 warrants to purchase up to an additional 1,000,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002 and 100,000 warrants to purchase up to an additional 100,000 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003.
(5) Norman Bonin owns an additional 50,000 warrants to purchase up to an additional 50,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002 and 67,500 warrants to purchase up to an additional 67,500 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003
(6) Christopher Desrosiers owns an additional 25,000 warrants to purchase up to an additional 25,000 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003.
(7) Gary Drescher has an additional 50,000 warrants to purchase up to an additional 50,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002.

ITEM  5  --  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Directors  and  Executive  Officers  of  the  Issuer

The following table sets forth, as of the date of this registration statement, the name, age, and position of the officers and directors of the Issuer and the date of appointment of such officer or director:




NAME                           AGE     POSITION (1)
-----------------------------  ---  ---------------------------------

Christopher Desrosiers. . . .   23    President and Director

Anton (Tony) J. Drescher. . .   45    Director and Corporate Secretary

Gerhard (Gary) Jakob Drescher   40    Director

Norman Julias Bonin . . . . .   48    Director


(1) Pursuant to the Issuer's Articles, all directors serve until such time as their successor has been elected, until they resign or until they are removed by majority vote at a meeting of the Issuer's shareholders. Officers are elected by the Issuer's directors and serve until such time as their successor is appointed, until they resign or until they are removed by the directors.


CHRISTOPHER DESROSIERS was appointed as President on March 2, 2001. Mr. Desrosiers has over 8 years of experience in the music industry both in the studio as an artist and producer, and also in broadcast radio holding positions in promotions, marketing, and program production. During the past 5 years to present, Mr. Desrosiers was a crew supervisor for the State of Connecticut during the summers of 1997 and 1998 while still attending university, a promotions assistant and on air personality for WQGN-Q105 radio in New London, CT from January 1999 to September 1999, and, before taking a position as Project Manager at iQuest Networks in September 2000, Mr. Desrosiers was most recently the Manager of Marketing and Business Development at USA Video Interactive Corp. from September 1999 to September 2000 Mr. Desrosiers was promoted from Project Manager to President of iQuest in early 2001. He holds a Bachelor's Degree in Communication Studies from the University of Rhode Island and was a member of the Lambda Pi Eta and Golden Key National Honor Societies.

ANTON (TONY) J. DRESCHER has been the Corporate Secretary of the Issuer since August 12, 1993, and has also served as Director since October 23, 1996. During the past 5 years to present, Mr. Drescher has provided administrative and consulting services in his capacity as President and a Director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada since 1978. Mr. Drescher also currently serves or has served as a Director of the following TSX listed companies during the last 5 years: Cal-Star Inc. (formerly "Future Link Systems Inc.") (1997 to the present), International Tower Hill Mines Ltd. (October 1991 to the present), USA Video Interactive Corp. (June 1993 to the present), ACT Industrial Corporation (April 1994 to February 1998), Cardero Resource Corp. (March 1996 to April 2000) and Consolidated Team Resources Corp. (May 1994 to December 1995).

Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974. He also obtained his Certified Management Accountant's designation in October 1981.

NORMAN JULIAS BONIN has been a Director of the Issuer since July 7, 2000. During the past 5 years to present, Mr. Bonin has been the owner/manager of Direct Disposal Corp., a waste management and disposal company based in Sechelt, British Columbia, Canada since 1993. Mr. Bonin currently serves or has served as Director of the following TSX listed companies during the last 5 years:
International Tower Hill Mines Inc. (1988 to present), Cal-Star Inc. (formerly "Future Link Systems Inc.") (August 2000 to the present), Cardero Resource Corp. (January 1997 to April 2000), USA Video Interactive Corp.(June 1998 to June
2000), ACT Industrial Corp. (May 1995 to February 1998) and Force Technologies Inc. (November 1995 to October 1996).

GERHARD (GARY) JAKOB DRESCHER has been a Director of the iQuest Networks Inc. since July 7, 2000. From 1989 to present, Mr. Drescher has been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm. Mr. Drescher has also served as Director of Cal-Star Inc. (formerly "Future Link Systems Inc.") since April 1994, a company listed on the TSX.

Family  Relationships

Gerhard  (Gary) Jakob Drescher, a director of the Issuer is the brother of Anton
(Tony)  J.  Drescher,  a  director  and  the  Corporate Secretary of the Issuer.

Involvement  in  Legal  Proceedings

During  the  past  five  years,  no  director or officer of the Issuer has been:

- a general partner or executive officer of a business against which a bankruptcy petition was filed;

- convicted in a criminal proceeding or is currently subject to a pending criminal proceeding;

- subject to any order, judgement or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending him/her from, or otherwise limiting his/her involvement in, any type of business, securities or banking activities; or

- found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Directors  and  Executive  Officers  and  Significant  Employees  of  iNoize

CRAIG HAMILTON, age 30, has been a Director and President of iNoize since July 2000. He is responsible for overall management and strategic planning. Mr. Hamilton has several years of experience with software startups. He founded Pyramid Software Inc. in 1994, his wholly-owned company. Mr. Hamilton was involved with the programming required for the Point-of-Sale software for automobile repair shops, as well as the sales and marketing of the product. Mr. Hamilton has also worked as a software development consultant for GTE from March 1999 to September 1999 and Waterfront Employers of British Columbia from March 1998 to January 1999. Mr. Hamilton has a Bachelor's in Computer Engineering and Management from McMaster University in Canada.

ALISTAIR FRASER, age 29, has been a Director of iNoize since June, 2000 and is also the Senior System Architect at iNoize. Mr. Fraser has 4 years of Java programming experience. He has worked on projects at GTE from April 1999 to August 1999, developing a large multi-threaded distributed Java application. He also worked at West Coast Energy from July 1997 to February 1999 as a primary designer of a large (150+ screen) multi-threaded, distributed Java e-commerce application. Current users include shippers, receipt point operators, revenue accountants and secretaries. During 1999, Mr. Fraser designed and managed the Mortgage Exchange Link, an application package for the mortgage industry in the United States, designed for over 15,000 concurrent users. He also developed WestFLO, an extranet computing model designed to provide reliable, real-time data access to customers, suppliers and partners. Mr. Fraser obtained his Masters Degree in Atmospheric Physis from the University of Washington in 1996.

DR. JEFF BEIS, age 38, is the lead technical product developer of iNoize. Dr. Beis has worked as a contractor in software development for 5 years and has completed projects for West Coast Energy from 1998 to 1999 and for the City of Surrey from 1997 to 1998. Dr. Beis obtained a Doctorate in Computer Vision from the University of British Columbia in 1997.

Technical  Advisory  Board  of  iNoize

The advisory board consists of the shareholders of iNoize, who work together with the Issuer in order to protect their investment and to further the business of both iNoize and the Issuer. The members of the advisory board are not compensated by the Issuer. The advisory board members are as follows:

KAREL TEN HOOPE is the founder and operator of the high-tech consulting firm, KnowledgeTech Consulting Inc. ("KnowledgeTech"). KnowledgeTech employs over 60 people in 5 offices located in North and South America. KnowledgeTech specializes in leading edge development projects, and has been focused on delivering Internet technology based solutions for more than 6 years. Mr. ten Hoope has had key technology roles at the former Vancouver Stock Exchange and Sierra Systems Consultants including technical leadership for projects as well as technical pre-sales, support and marketing for North America. Mr. ten Hoope is a founding partner of iNoize and owns a minority interest in iNoize. Mr. ten Hoope obtained a Bachelor of Science degree in 1980 and a Masters in Business Administration in 1990 from the University of British Columbia. He obtained a Management Information Systems diploma at the British Columbia Institute of Technology in 1984.

DR. BRENDAN MUMEY has a Ph.D. in Computing Sciences from University of Washington and has extensive experience in the development of commercial software application. Dr. Mumey provides iNoize with expert technical advice on the algorithms required for a building a highly scalable application.

ANDREW S. ATKINS was called to the Bar of British Columbia in August, 1986. During the two years immediately following his call, he acted as the Director of Business Affairs for S.L. Feldman & Associates, a division of A& F Music Ltd., owned by Sam Feldman and Bruce Allen. Subsequently, Mr. Atkins practiced for 3 years with the law firm of Russell & DuMoulin, during which time he focused his practice on matters in the entertainment field. Mr. Atkins is currently a sole practitioner focusing his practice on entertainment related matters. Mr. Atkins has lectured extensively for the Continuing Legal Education Program as well as other industry forums on matters involving the exploitation of music and the production of motion pictures and television programs and has appeared as a featured speaker on the television show "Legal Wise". Mr. Atkins has taught courses in Media and Communications at the University of British Columbia Law School and Entertainment Contracts at the Trebas Music Institute for the Recording Arts.

ITEM  6  -  EXECUTIVE  COMPENSATION

The following table provides a summary of the compensation paid to the Issuer's executive officers and directors for the past three fiscal years ending January
31. No officers or directors of the Issuer received in excess of US$66,665 ($100,000 Cdn.) in annual salary and bonus.



                                                   SUMMARY COMPENSATION TABLE
                                                                                   LONG TERM COMPENSATION
                               ANNUAL COMPENSATION                      AWARDS                      PAYOUTS

(A)                  (B)     (C)     (D)         (E)            (F)                 (G)                (H)            (I)
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
Name and                                    Other Annual     Restricted    Securities Underlying
Principal                  Salary   Bonus   Compensation   Stock Award(s)       Options/SARs          LTIP         All Other
Position            Year     ($)     ($)         ($)            ($)                 (#)            Payouts ($)  Compensation ($)
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------

CHRISTOPHER . . . .  2002  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
DESROSIERS . . . .   2001  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                     2000  Nil      Nil     Nil            Nil             Nil                     Nil          Nil

President/
Director

ANTON J. . . . .     2002  Nil      Nil     US$20,400      Nil             Nil                     Nil          US$7,153
DRESCHER . . . .     2001  Nil      Nil     US$31,800      Nil             Nil                     Nil          US$3,658
                     2000  Nil      Nil     US$38,400      Nil             Nil                     Nil          US$4,700
Secretary/
Director

                                       40

NORMAN J. . . . . .  2002  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
BONIN . . . . .      2001  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                     2000  Nil      Nil     Nil            Nil             Nil                     Nil          Nil

Director

GERHARD J. . . . . . 2002  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
DRESCHER . . . . .   2001  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                     2000  Nil      Nil     Nil            Nil             Nil                     Nil          Nil

Director


2001  Stock  Option  Plan

The Issuer's 2001 Stock Option (the "2001 Plan") was adopted by the Board of Directors on June 11, 2001 and approved by the shareholders on July 20th, 2001. The 2001 Plan authorizes the issuance of up to 2,000,000 of the Issuer's common shares. Because the Issuer's shares are listed on the TSX, in no event, however, may the number of shares issuable under the 2001 Plan exceed, in the aggregate, 10% of the Issuer's issued and outstanding common shares. The stock subject to options under the 2001 Plan will be authorized but unissued common shares of the Issuer, including shares issuable under options that terminate without being exercised in whole or in part. The 2001 Plan provides for the issuance of both incentive stock options and non-qualified options as those terms are defined in the Internal Revenue Code of 1986, as amended (the "Code").

The  principal  features  of  the  2001  Plan  are  summarized  below.

Administration

The 2001 Plan will be administered by the Board of Directors, which may appoint a committee of the Board of Directors (the "Committee") comprised of two or more of directors, each of whom will be a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "Outside Director" within the meaning of Section 162(m) of the Code, to administer the 2001 Plan. Subject to the terms of the 2001 Plan, the Board of Directors or the Committee may determine and designate those employees, directors and consultants of the Issuer and its subsidiaries to whom options should be granted and the nature and terms of the options to be granted.

Eligibility

All employees of the Issuer, including its executive officers and directors who are also employees, are eligible to participate in the 2001 Plan. Additionally, directors who are not employees, as well as consultants and advisers to the Issuer, are eligible to receive options under the 2001 Plan, except that such persons may only receive non-qualified options.

Exercise  of  Stock  Options

The exercise price per share for each option granted under the 2001 Plan shall be determined by the Board of Directors or the Committee. However, the exercise price per share of each incentive stock option granted under the 2001 Plan shall not be less than the fair market value of the common shares on the date of the grant for incentive stock options; and 110% of the fair market value of the common shares for each incentive stock option granted to an individual owning more than 10% of the total combined voting power of all classes of stock of the Issuer ("10% Shareholders"). In addition, because the Issuer's shares are traded on the TSX, the exercise price of options granted under the 2001 Plan may not be less than the minimum price permitted under the TSX's policies, which is generally the market price at the close of trading on the day immediately preceding the day the options are granted, subject to certain allowable discounts. The exercise price is payable in cash.

Subject to earlier termination upon termination of employment and the incentive stock option limitations as provided in the 2001 Plan, each option shall expire on the date specified by the Board of Directors or the Committee, which shall be no later than five years from the date of grant for grants to 10% Shareholders and ten years for all other options. Because, however, the Issuer's shares are traded on the TSX, no option may have a term greater than that permitted under the TSX's rules, which is currently five years.

The options will either be fully exercisable on the date of grant or shall be exercisable thereafter in such installments as the Board of Directors or Committee may specify. Upon termination of employment or other service of an option holder, an option may only be exercised for a period of three months or, in the case of termination due to disability or death, a period of 12 months.

Change  in  Control

If the Issuer is to be consolidated with or acquired by another entity in a merger, or there is to be a sale of all or substantially all of the Issuer's assets or stock, the Board of Directors may, either by agreement or by action taken before the triggering transaction (i) provide in any agreement with the surviving, new or acquiring Issuer to grant options to the optionees to replace options granted under the 2001 Plan, (ii) make unvested options immediately exercisable, or (iii) take such other action as it determines may be reasonable under the circumstances in order to permit optionees to realize the value of the rights granted to them under the 2001 Plan.

Transferability

Options granted under the 2001 Plan may not be transferred except by will or the laws of the descent and distribution and, during his or her lifetime, options may be exercised only by the optionee.

Certain  Adjustments

In the event of any change in the number or kind of outstanding common shares of the Issuer by reason of a stock dividend, stock split, recapitalization, combination, subdivision, rights issuance or other similar corporate change, the Board of the Committee shall make such adjustment in the number of common shares that may be issued under the 2001 Plan, and the number of common shares subject to, and the exercise price of, each then-outstanding option, as it, in its sole discretion, deems appropriate.

Amendment  or  Discontinuance

The Board may amend or discontinue the 2001 Plan, provided that no amendment may, without an optionee's consent, materially and adversely effect any rights under any option previously granted to the optionee under the 2001 Plan. Additionally, the approval of the Issuer's shareholders is required for any amendment that would:

- increase or decrease the number of common shares that may be issued under the 2001 Plan; or

- materially modify the requirements as to eligibility for participation in the 2001 Plan.

As of the date of this registration statement, the Issuer has not paid any bonuses or granted any stock awards, options or stock appreciation rights to any officer, director or employee. The Issuer has no arrangements for the compensation of directors and officers for their services as directors and officers. No stock options were exercised during the year ended January 31, 2001 or subsequent to January 31, 2001.

Plans  and  Other  Compensation

No pension plan or retirement benefit plans have been instituted by the Issuer and none are proposed at this time. Other than as disclosed herein, the Issuer has not paid any additional compensation to its directors and senior officers for the fiscal year ended January 31, 2001.

ITEM  7  --  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

The Issuer pays $1,650 US per month for administrative and accounting services to a management company controlled by Anton Drescher, a director of the Issuer. The services include bookkeeping and financial record keeping, secretarial and receptionist duties.

The  Issuer's  contractual  obligations  with  iNoize  are set forth as follows:

(a) Subscription Agreement dated September 28th, 2000 <Exhibit #10.2 > whereby the Issuer agreed to purchase 2,500,000 Class B voting common shares of iNoize, as more particularly described in this Form 10-SB under the heading "Acquisition of a Minority Interest in iNoize";

(b) Subscription Agreement dated May 25, 2001 <Exhibit # 10.5> whereby the Issuer agreed to purchase 1,875,000 Class B common shares of iNoize, as more particularly described in this Form 10-SB under the heading "Acquisition of a Minority Interest in iNoize";

(c) Shareholders' Agreement dated September 28, 2000 among the Issuer, iNoize and the shareholders of iNoize <Exhibit #10.3>, as more particularly described in this Form 10- SB under the heading "Acquisition of a Minority Interest in iNoize"; and

(d) Technology License and Website Hosting and Management Agreement dated November 15, 2000 between the Issuer and iNoize <Exhibit #10.4>, as more particularly described in this Form 10-SB under the heading "Description of Business - Overview".

(e) The Issuer has to date loaned to iNoize an aggregate of $41,918 US ($67,609 Cdn.), including outstanding interest, which loan was repaid from the SR&ED claim of US$50,385 ($81,265 Cdn.) The unsecured loan was due on or before April 30th, 2002, bearing interest at the prime rate of interest of the Bank of Canada plus 2%.

The Issuer has not been a party to any other transactions during the past two years, and is not currently a party to any other transaction, in which any directors, officers or holders of greater than 5% of the Issuer's securities, or any immediate family members of any of the foregoing, have any direct or indirect material interest.

ITEM  8  --  DESCRIPTION  OF  SECURITIES

The authorized capital of the Issuer is 100,000,000 shares of common stock with no par value, of which 10,100,494 shares of common stock were issued and outstanding as at July 17th, 2002.

Voting  Rights

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

Dividend  Rights

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the Issuer legally available therefore.

Preemptive  Rights

Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Issuer.

Charter  and  Bylaw  Provisions  Concerning  Changes  in  Control

There is no provision in the Issuer's by-laws or other incorporating documents that would delay, defer or prevent a change in control of the Issuer.

Transfer  Agent

The transfer agent for the Issuer is Pacific Corporate Trust Company, 10th Floor, 830 Howe Street, Vancouver, B.C. V6C 3B8 Canada.

                                    PART  II

ITEM  1  --  MARKET  FOR  COMMON  STOCK  AND  RELATED  MATTERS

Principal  Markets

The Issuer's securities have been listed for trading as a Tier 3 Issuer on the TSX under the ticker symbol "YQN" since October 2, 2000. Prior to becoming listed on the TSX, the Issuer's shares were quoted on the Canadian Dealing Network, Canada's largest over-the-counter market, most recently under the ticker symbol "IQNI". On July 20th, 2001 the Issuer's shares commenced trading on the Berlin Stock Exchange Unofficial Regulated Market under the trading symbol "IQ4" and on October 3rd, 2001, the shares of the Issuer commenced trading on the Frankfurt Stock Exchange. The Issuer has been assigned the trading symbol "IQNW" by the NASD, but does not currently trade in the United States. However, the Issuer intends to apply to be quoted on the NASD's Over-the-Counter Bulletin Board in the near future.

The TSX currently classifies companies into either Tier 1 or Tier 2 companies based on standards, including historical financial performance, stage of development and financial resources of the company at the time of listing. Tier 1 is the TSX's premier tier and is reserved for the TSX's most advanced companies with the most significant financial resources. Tier 2 is the tier where the majority of the TSX's listed companies trade.

The TSX recently introduced Tier 3. This new tier serves as a transitional step to move Canadian Dealing Network quoted companies to the TSX's prescribed auction market. The transfer of these quoted companies from the Canadian
Dealing Network to the TSX was part of an overall Canadian securities market restructuring. As a result, Canadian Dealing Network companies were moved to Tier 3 of the TSX without having to complete the normal listing and sponsorship processes that companies must undertake to become listed on the TSX. The TSX plans to conduct a complete review of the Tier 3 companies by the end of this year to ensure that they meet tier maintenance requirements of companies ranked as Tier 2. If Tier 3 companies fail to meet Tier 2 maintenance requirements, they will have up to 18 months following the review to take the necessary steps to meet these requirements.

High  and  Low  Bid  Information

The following table sets out high and low sales prices in U.S.$ for the Issuer's common shares on the TSX for each quarter starting on February 1, 1998:



QUARTER ENDED              HIGH     LOW
                           $US      $US
                          ------  -------

April 30, 1998            $ 0.21  $ 0.092
July 31, 1998             $ 0.14  $ 0.046
October 31, 1998          $0.066  $ 0.026
January 31, 1999          $0.033  $  0.02
April 30, 1999            $0.033  $  0.02
July 31, 1999             $0.099  $ 0.033
October 31, 1999          $0.053  $ 0.039
January 31, 2000 (1)      $0.039  $0.0065
April 30, 2000 (1)        $ 0.20  $ 0.020
July 31, 2000 (1) (2)     $0.066  $ 0.033
October 31, 2000 (1) (2)  $ 0.99  $  0.26
January 31, 2001 (1) (2)  $ 1.22  $  0.72
April 30, 2001 (1) (2)    $ 1.15  $  0.33
July 31, 2001 (1) (2)     $ 0.60  $  0.30
October 31, 2001 (1) (2)  $ 0.54  $  0.13
January 31, 2002          $ 0.20  $  0.13
April 30, 2002            $ 0.16  $  0.13


(1) After consolidation of shares effected January 19, 2000, whereby ten old shares were exchanged for one new share.
(2) After consolidation of shares effected July 28, 2000, whereby two old shares were exchanged for one new share.


Quote data is obtained from Canada Stockwatch. Quotations posted on the TSX and CDN reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

There  is  no  public  trading  market  for  the  shares  of  iNoize.

Holders

As at June 10, 2002, there were approximately 913 registered and non-registered stockholders holding 10,074,494 common shares of the Issuer.

Dividends

The Issuer has not declared any cash dividends on its common shares for the last 2 fiscal years or any subsequent interim period. The Issuer does not intend to pay cash dividends in the foreseeable future.

ITEM  2  -  LEGAL  PROCEEDINGS

There are no legal proceedings reportable pursuant to this section. As of the date of this Registration Statement, neither the Issuer nor iNoize has been served with notice of any legal proceedings and does not contemplate undertaking any legal proceedings.

ITEM 3 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the Issuer's two most recent fiscal years or any later interim period, there have been no changes and disagreements between the Issuer and its significant subsidiary's independent accountant.

ITEM 4 -- RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

During the fiscal year ending January 31, 1999, the Issuer issued a total of 5,860,000 common shares, or 293,000 reverse-split common shares, as follows:

On  April  24,  1998,  the  Issuer  issued  400,000  common  shares,  or  20,000 reverse-split common shares, to Anton J. Drescher, a director of the Issuer, upon the exercise of 400,000 stock options at the exercise price of US$0.0525 ($0.084 Cdn.) per share. The Issuer received cash consideration of US$21,000 ($33,600 Cdn.). The offering was made without registration under the Securities Act of 1933 (the "Securities Act") in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 701 and Regulation S promulgated thereunder.

On April 24, 1998, the Issuer issued 150,000 common shares, or 7,500 reverse-split common shares, to Norman Bonin, a director of the Issuer, upon the exercise of 150,000 stock options at the exercise price of US$0.0525 $0.084 Cdn. per share. The Issuer received cash consideration of US$7,875 ($12,600 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 701 and Regulation S promulgated thereunder.

On April 24, 1998, the Issuer issued 360,000 common shares, or 18,000 reverse-split common shares, to Gordon Lee, the Issuer's former president and director, upon the exercise of 360,000 stock options at the exercise price of US$0.0525 ($0.084 Cdn.) per share. The Issuer received cash consideration of US$18,900 ($30,240 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 701 and Rule 506 of Regulation D promulgated thereunder.

On  April  29,  1998,  the  Issuer  issued  500,000  common  shares,  or  25,000 reverse-split common shares, to Anton J. Drescher, a director of the Issuer, upon the exercise of 500,000 share purchase warrants at the exercise price of US$0.042 ($0.067 Cdn.) per share. The Issuer received cash consideration of US$21,000 ($33,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section  4(2)  of  the  Securities  Act and Regulation S promulgated thereunder.

On August 10, 1998, the Issuer issued 350,000 common shares, or 17,500 reverse-split common shares, to Bronco Financial Corp., a sophisticated investor, upon the exercise of 350,000 share purchase warrants at the exercise price of US$0.042 ($0.067 Cdn.) per share. The Issuer received cash consideration of US$14,700 ($23,450 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On  April  28,  1998,  the  Issuer  issued  150,000  common  shares,  or  7,500 reverse-split common shares, to Bronco Financial Corp. upon the exercise of 150,000 share purchase warrants at the exercise price of US$0.042 ($0.067) Cdn. per share. The Issuer received cash consideration of US$6,300 ($10,050 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On September 15, 1998, the Issuer issued 3,100,000 common shares, or 155,000 reverse-split common shares, to Bronco Financial Corp. upon the exercise of 3,100,000 share purchase warrants at the exercise price of US$0.048 ($0.077 Cdn.) per share. The Issuer received cash consideration of US$148,800 ($238,700 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On October 6, 1998, the Issuer issued 500,000 common shares, or 25,000 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 500,000 share purchase warrants at the exercise price of US$0.048 ($0.077 Cdn.) per share. The Issuer received cash consideration of US$24,000 ($38,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On December 10, 1998, the Issuer issued 350,000 common shares, or 17,500 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 350,000 share purchase warrants at the exercise price of US$0.048 ($0.077 Cdn.) per share. The Issuer received cash consideration of US$16,800 ($26,950 Cdn.).

The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

During the fiscal year ending January 31, 2000, the Issuer issued a total of 1,550,000 common shares, or 77,500 reverse-split common shares, as follows:

On June 25, 1999, the Issuer issued 400,000 common shares, or 20,000 reverse-split common shares, to Bronco Financial Corp. upon the exercise of 400,000 share purchase warrants at the exercise price of US$0.048 ($0.077) Cdn. per share. The Issuer received cash consideration of US$19,200 ($30,800 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On September 1, 1999, the Issuer issued 1,000,000 common shares, or 50,000 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 1,000,000 share purchase warrants at the exercise price of US$0.048 ($0.077 Cdn.) per share. The Issuer received cash consideration of US$48,000 ($77,000 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On October 26, 1999, the Issuer issued 150,000 common shares, or 7,500 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 150,000 share purchase warrants at the exercise price of US$0.048 ($0.077 Cdn.) per share. The Issuer received cash consideration of US$7,200 ($11,550 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

During the fiscal year ending January 31, 2001, the Issuer carried out two reverse splits and issued 6,025,000 common shares as follows:

On  January  19, 2000, the Issuer's common shares were split on the basis of one
(1) new share in exchange for ten (10) old shares. This reverse split was made without reliance on the exemption from registration contained in section 3(a)(9) of the Securities Act.

On July 28, 2000, the Issuer's common shares were split on the basis of one (1) new share in exchange for two (2) old shares. This reverse split was made without reliance on the exemption from registration contained in section 3(a)(9) of the Securities Act.

On October 16, 2000, the Issuer issued a total of 6,000,000 units of the Issuer at a price of US$0.0625 ($0.10 Cdn.) per unit pursuant to a private placement. The Issuer received cash consideration of US$375,000 ($600,000 Cdn.). Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is for a two year term and entitles the holder to purchase an additional share of the Issuer's common stock at a price of US$0.0625 ($0.10 Cdn.) per share until October 16, 2002. The units were issued to seven officers, directors and 10% shareholders of the Issuer, to seven accredited investors, to four non-accredited investors and to fifteen Canadian investors, including insiders and accredited investors. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in Rule 506 of Regulation D and Regulation S promulgated thereunder.

On November 28, 2000, the Issuer issued 25,000 common shares to William Burke upon the exercise of 25,000 share purchase warrants at the exercise price of US$0.0625 ($0.10 Cdn.) per share. The Issuer received cash consideration of US$1,563 ($2,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Subsequent to the fiscal year ended January 31, 2001, the Issuer issued a total of 2,570,000 common shares as follows:

On April 23, 2001, the Issuer issued a total of 995,000 common shares to four warrant holders, Rowland Perkins (345,000 warrants), Kevin Yorio (125,000 warrants), Arness Cordick (225,000 warrants) and Norman Bonin (300,000 warrants), upon the exercise of a total of 995,000 share purchase warrants at the exercise price of US$0.0625 ($0.10 Cdn.) per share. The Issuer received cash consideration of US$62,188 ($99,500 Cdn.). Rowland Perkins and Arness Cordick are sophisticated Canadian investors, Kevin Yorio is a sophisticated investor and Norman Bonin is a director of the Issuer. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S promulgated thereunder.

On June 7, 2001, the Issuer issued a total of 550,000 common shares to two warrant holders, Christopher Desrosiers (50,000 warrants) and Anton J. Drescher (500,000 warrants) upon the exercise of a total of 550,000 share purchase warrants at the exercise price of US$0.0625 ($0.10 Cdn.) per share. The Issuer received cash consideration of US$34,375 ($55,000 Cdn.). Both of the warrant holders are directors of the Issuer. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S promulgated thereunder.

On August 15, 2001, the Issuer issued a total of 1,000,000 units of the Issuer at a price of US$0.24375 ($0.39 Cdn.) per unit pursuant to a private placement. The Issuer received cash consideration of US$243,750 ($390,000 Cdn.). Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is for a two year term and entitles the holder to purchase an additional share of the Issuer's common stock at a price of US$0.2875 ($0.46 Cdn.) per share until August 8, 2003. The units were issued to five officers, directors and 10% shareholders of the Issuer, to three accredited investors, to three non-accredited investors and to eleven Canadian investors, including insiders and accredited investors. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in Section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S promulgated thereunder.

On November 5, 2001, the Issuer issued 25,000 common shares to Andrew Atkins upon the exercise of 25,000 share purchase warrants at the exercise price of

US$0.0625 ($0.10 Cdn.) per share. The Issuer received cash consideration of US$1,563 ($2,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

ITEM  5  -  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Under the General Corporation Law of the State of Wyoming, the Issuer is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the Issuer or served any other enterprise as a director, officer or employee at the request of the Issuer. Such persons may be indemnified against expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding. In order to qualify for such indemnification, the person must have acted in good faith and in a manner he/she believed to be in (or not opposed to) the best interests of the Issuer. With respect to a criminal proceeding, the person must have had no reasonable cause to believe his/her action was unlawful.

Determination as to whether a person who qualifies for indemnification in accordance with the criteria set out above will in fact be indemnified by the Issuer shall be made on a case by case basis by a majority vote of a quorum of the Issuer's board of directors, excluding directors who were not parties to the action, suit or proceeding in question. If no such quorum is attainable, the determination may be made by independent legal counsel or by the Issuer's stockholders.

                                    PART F/S

FINANCIAL  STATEMENTS

Annual audited financial statements of the Issuer for the years ended January 31, 2002 and 2001, and audited statements of income, cash flows and changes in stockholders' equity and unaudited interim financial statements for the period ended April 30, 2002 are attached to this registration statement.

                                       F1

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                        CONSOLIDATED FINANCIAL STATEMENTS
                             April 30, 2002 and 2001
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------



                                       F2

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                             April 30, 2002 and 2001
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------






                                                                Three Months    Year end to
                                                                 April 30,      January 31,
                             ASSETS                                2002            2002

Current
    Cash. . . . . . . . . . . . . . . . . . . . . . . . . . .  $      74,282   $      58,272
    Accounts receivable . . . . . . . . . . . . . . . . . . .          1,663           3,835
    Prepaid expenses. . . . . . . . . . . . . . . . . . . . .          2,587           1,697
                                                               --------------  --------------
                                                                      78,532          63,804

Capital assets - Note 4 . . . . . . . . . . . . . . . . . . .         15,362          16,216
Investment - Note 5 . . . . . . . . . . . . . . . . . . . . .         81,348         100,895
Notes receivable - Note 7 . . . . . . . . . . . . . . . . . .              -          42,324
                                                               --------------  --------------

                                                               $     175,242   $     223,239
                                                               ==============  ==============

                                  LIABILITIES

Current
    Accounts payable - Note 9 . . . . . . . . . . . . . . . .  $       8,530          12,087
    Due to related parties - Note 9 . . . . . . . . . . . . .          4,362           3,133
                                                               --------------  --------------
                                                                      12,892          15,220
                                                               --------------  --------------

                              STOCKHOLDERS' EQUITY

Capital stock - Note 8
Authorized:
    100,000,000 common shares without par value
Issued:
    10,100,494 common shares (2001:  8,532,994 common shares)      5,212,211       5,212,211
Deficit accumulated during the development stages . . . . . .   (  5,027,201)   (  4,981,415)
Accumulated other comprehensive loss. . . . . . . . . . . . .      (  22,660)      (  22,777)
                                                               --------------  --------------
                                                                     162,350         208,019
                                                               --------------  --------------

                                                               $     175,242   $     223,239
                                                               ==============  ==============



Nature  and  Continuance  of  Operations  -  Note  1
Commitment  -  Note  8


APPROVED BY THE DIRECTORS:


"Anton J. Drescher". . . .              "Christopher Desrosiers"
--------------------------, Director    -----------------------, Director
Anton J. Drescher. . . . .               Christopher Desrosiers



                             SEE ACCOMPANYING NOTES


                                       F3

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               for the three months ended April 30, 2002 and 2001
 and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2002
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------




                                                                             February 1, 1997
                                                                             (Date of Incep-
                                                                             tion of Develop-
                                         Three Months      Three Months       ment Stage) to
                                          April 30,         April 30,           April 30,
                                             2002              2001                2002
                                        --------------  ------------------  ------------------
General and Administrative Expenses
    Amortization of capital assets . .  $         854   $             470   $           8,648
    Automobile expenses. . . . . . . .              -                   -               1,672
    Consulting fees - Note 9 . . . . .          5,100               5,100             270,652
    Filing fees. . . . . . . . . . . .            424                 237              19,327
    Insurance. . . . . . . . . . . . .              -                   -               1,318
    Management fees - Note 9 . . . . .              -                   -              87,486
    Office and general - Note 9. . . .          3,871               2,213             131,558
    Printing . . . . . . . . . . . . .              -                   -               6,989
    Professional fees - Note 9 . . . .          3,761               6,842             164,439
    Product marketing - Note 9 . . . .          6,683               7,780              43,509
    Rent . . . . . . . . . . . . . . .          3,894               3,080              71,145
    Telephone. . . . . . . . . . . . .          1,519               2,881              40,430
    Transfer agent fees. . . . . . . .            232                 588              16,059
    Travel and entertainment . . . . .              -                 308              43,802
    Website maintenance. . . . . . . .              -               6,027              49,316
                                        --------------  ------------------  ------------------

Loss  before non-operating . . . . . .      (  26,338)         (   35,526)         (  956,350)
                                        --------------  ------------------  ------------------

Non-operating loss
    Gain on settlement of accounts . .              -                                  15,833
     payable - Note 9                                                   -
    Equity share of loss from
     Investment - Note 5 . . . . . . .      (  19,547)    (        15,398)         (  141,249)
    Gain on sale of subsidiary
     - Note 3. . . . . . . . . . . . .              -                   -                 200
    Interest income. . . . . . . . . .             99                 228               3,102
    Severance pay. . . . . . . . . . .              -                   -           (  50,000)
    Loss on disposal of capital assets              -                   -            (  1,400)
                                        --------------  ------------------  ------------------

                                            (  19,448)   (         15,170)         (  173,514)
                                        --------------  ------------------  ------------------

Loss from continuing operations. . . .     (   45,786)         (   50,696)       (  1,129,864)









                                                                        /Cont'd.


                             SEE ACCOMPANYING NOTES


                                       F4

                              IQUEST  NETWORKS  INC.                   Continued
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               for the three months ended April 30, 2002, and 2001
 and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2002
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------




                                                                            February 1, 1997
                                                                            (Date of Incep-
                                                                            tion of Develop-
                                      Three Months       Three Months        ment Stage) to
                                       April 30,          April 30,            April 30,
                                          2002               2001                 2002
                                     --------------  --------------------  ------------------
Loss from discontinued operations
 - Schedule 1 . . . . . . . . . . .              -                     -          (  546,870)
                                     --------------  --------------------  ------------------

Net loss for the year . . . . . . .     (   45,786)           (   50,696)       (  1,676,734)
Other comprehensive income (loss):
    Foreign currency adjustments. .            117    (              207)          (  22,660)
                                     --------------  --------------------  ------------------

Comprehensive loss. . . . . . . . .  $  (   45,669)  $         (  50,903)  $    (  1,699,394)
                                     ==============  ====================  ==================

Loss per share from continuing
  operations. . . . . . . . . . . .  $    (  0.005)  $           (  0.01)
                                     ==============  ====================

Loss per share from discontinued
  operations. . . . . . . . . . . .  $     (  0.00)  $           (  0.00)
                                     ==============  ====================

Basic loss per share. . . . . . . .  $     (  0.01)  $           (  0.01)
                                     ==============  ====================

Weighted average shares outstanding      9,139,049             3,292,720
                                     ==============  ====================




                             SEE ACCOMPANYING NOTES


                                       F5

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the three months ended April 30, 2002 and 2001
 and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2002
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------




                                                                                      February 1, 1997
                                                                                      (Date of Incep-
                                                                                      tion of Develop
                                                 Three Months       Three Months       ment Stage) to
                                                  April 30,          April 30,           April 30,
                                                     2002               2001                2002
                                               ----------------  ------------------  ------------------
Cash flow used in operating activities
    Comprehensive loss for the year from. . .  $    (   45,669)  $       (  50,903)  $    (  1,152,524)
     continuing operations
    Items not involving cash:
       Amortization of capital assets . . . .              854                 470               8,660
      Foreign exchange. . . . . . . . . . . .                -                   -            (  8,256)
      Loss on disposal of capital assets. . .                -                   -               1,400
      Gain on settlement of accounts payable.                -                   -           (  15,833)
      Equity share of loss from investment. .           19,547              15,398             141,249
      Gain on sale of subsidiary. . . . . . .                -                   -              (  200)
    Changes in continuing operations non-cash
     working capital balances consist of:
      Accounts receivable . . . . . . . . . .            2,172    (            957)          (  25,058)
      Due from related parties. . . . . . . .                -                   -          (  645,299)
      Prepaid expenses. . . . . . . . . . . .           (  890)    (         2,278)           (  5,737)
      Accounts payable. . . . . . . . . . . .   (        3,557)    (         7,647)             33,934
      Advances to subsidiary. . . . . . . . .                -                   -           (  81,556)
      Due to related parties. . . . . . . . .            1,229               1,237              81,840
                                               ----------------  ------------------  ------------------

    Net cash used in operating activities . .       (   26,314)         (   44,680)       (  1,667,380)
                                               ----------------  ------------------  ------------------

Cash flow used in investing
   activities:
    Acquisition of investment . . . . . . . .                -      (       53,593)         (  488,424)
    Proceeds on disposal of capital assets. .                -                   -                 776
    Proceeds on sale of subsidiary. . . . . .                -                   -                 200
    Purchase of capital assets. . . . . . . .                -      (       13,290)          (  21,064)
    Notes receivable. . . . . . . . . . . . .           42,324               8,648                   -
                                               ----------------  ------------------  ------------------

Net cash used in investing activities . . . .           42,324      (       58,235)         (  508,512)
                                               ----------------  ------------------  ------------------

Cash flow provided by financing activities:
    Common shares issued for cash . . . . . .                -              63,885           1,850,989
    Shares subscribed . . . . . . . . . . . .                -       (      16,631)                  -
                                               ----------------  ------------------  ------------------

Net cash provided by financing activities . .                -              47,254           1,850,989
                                               ----------------  ------------------  ------------------




                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES



                                       F6

                              IQUEST  NETWORKS  INC.                   Continued
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the three months ended April 30, 2002 and 2001
 and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2002
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------




                                                                                   February 1, 1997
                                                                                   (Date of Incep-
                                                                                   tion of Develop
                                                  Three Months    Three Months      ment Stage) to
                                                    April 30,       April 30,         April 30,
                                                      2002            2001               2002
                                                  -------------  ---------------  ------------------
    Increase ( Decrease) in cash during the year
           from continuing operations. . . . . .         16,010       (  55,661)         (  324,903)
    Cash flows from discontinued operations. . .              -               -             395,272
                                                  -------------  ---------------  ------------------
      - Note 13

Net increase (decrease) in cash. . . . . . . . .         16,010   (      55,661)             70,369
Cash , beginning of the period . . . . . . . . .         58,272          89,464               3,913
                                                  -------------  ---------------  ------------------

Cash , end of the period . . . . . . . . . . . .  $      74,282  $       33,803   $          74,282
                                                  =============  ===============  ==================






                             SEE ACCOMPANYING NOTES



                                       F7

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the periods ended January 31, 1982 to April 30, 2002
                                  ( Unaudited )
                              (Stated in US Dollars)
                               --------------------



                                                                                   Deficit       Accumulated
                                                                                 Accumulated        Other
                                                              Common              During the    Comprehensive
                                                    Number     Stock             Development       Income
                                                   of Shares   Price    Amount      Stages        (Note 2)       Total
                                                   ---------  -------  --------  ------------  ---------------  --------
Issued on incorporation 1983. . . . . . . . . . .    197,501  $ 0.121  $ 23,989  $          -  $            -   $ 23,989
Escrow shares issued for resource property 1983 .    750,000    0.008     6,073                                    6,073
Issued for prospectus 1984. . . . . . . . . . . .  1,000,000    0.125   125,000                                  125,000
Issued for private placement 1987 . . . . . . . .    456,250    0.453   206,464                                  206,464
Exercise of share purchase warrants 1987. . . . .    400,000    0.189    75,420                                   75,420
Exercise of share purchase options 1987 . . . . .     95,000    0.347    32,959                                   32,959
Issued for settlement of debt 1987. . . . . . . .    221,610    0.226    50,142                                   50,142
Exercise of share purchase options 1988 . . . . .    113,000    0.406    45,905                                   45,905
Issued for settlement of debt 1988. . . . . . . .    105,503    1.934   204,011                                  204,011
Issued for private placement 1989 . . . . . . . .    100,000    0.211    21,111                                   21,111
Exercise of share purchase options 1989 . . . . .     25,000    0.828    20,689                                   20,689
Issued for settlement of debt 1989. . . . . . . .    246,369    0.422   104,023                                  104,023
Exercise of share purchase warrants 1990. . . . .    100,000    0.386    38,560                                   38,560
Issued for private placement 1990 . . . . . . . .     20,000    0.428     8,569                                    8,569
Exercise of share purchase options 1990 . . . . .    191,305    0.840   160,650                                  160,650
Issued for settlement of debt 1990. . . . . . . .    131,294    1.371   180,009                                  180,009
Issued for private placement 1991 . . . . . . . .    625,000    0.454   283,645                                  283,645
Exercise of share purchase options 1991 . . . . .    488,586    0.244   119,396                                  119,396
Issued for settlement of debt 1991. . . . . . . .    206,932    0.873   180,600                                  180,600
Exercise of share purchase options 1992 . . . . .  1,230,000    0.041    50,898                                   50,898
Exercise of share purchase options 1993 . . . . .    800,000    0.039    31,013                                   31,013
Issued for private placement 1993 . . . . . . . .  2,000,000    0.039    77,531                                   77,531
Issued for settlement of debt 1993. . . . . . . .    981,310    0.078    76,082                                   76,082
Exercise of share purchase options 1994 . . . . .    970,000    0.039    37,603                                   37,603
Issued for private placement 1994 . . . . . . . .  2,000,000    0.073   146,424                                  146,424
Exercise of share purchase warrants 1994. . . . .  2,000,000    0.073   146,424                                  146,424
Issued for acquisition of subsidiary company 1994  4,500,000    0.037   164,727                                  164,727
Issued for settlement of debt 1994. . . . . . . .    995,033    0.073    72,848                                   72,848


                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES



                                       F8

                              IQUEST  NETWORKS  INC.          Continued
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the periods ended January 31, 1982 to April 30, 2002
                                  ( Unaudited )
                              (Stated in US Dollars)
                               --------------------




                                                                                     Deficit      Accumulated
                                                                                   Accumulated       Other
                                                               Common              During the    Comprehensive
                                                    Number     Stock               Development       Income
                                                  of Shares    Price    Amount       Stages         (Note 2)         Total
                                                 ------------  ------  ---------  -------------  --------------  -------------
Issued for private placement 1995 . . . . . . .    1,000,000    0.073     72,854                                       72,854
Issued for private placement 1995 . . . . . . .    6,000,000    0.036    218,563                                      218,563
Exercise of share purchase warrants 1995. . . .      500,000    0.036     18,214                                       18,214
Exercise of share purchase warrants 1995. . . .      400,000    0.073     29,142                                       29,142
Share consolidation - 1 share for 5 shares 1995  (23,079,754)
Exercise of share purchase warrants 1995. . . .       15,000    0.364      5,464                                        5,464
Exercise of share purchase warrants 1995. . . .       40,000    0.182      7,285                                        7,285
Issued for private placement 1996 . . . . . . .      525,000    0.181     95,014                                       95,014
Exercise of share purchase warrants 1996. . . .      150,000    0.226     33,934                                       33,934
Exercise of share purchase warrants 1996. . . .      105,000    0.452     47,507                                       47,507
Exercise of share purchase warrants 1997. . . .      525,000    0.181     94,806                                       94,806
Exercise of share purchase options 1997 . . . .      660,000    0.072     47,674                                       47,674
Comprehensive loss from inception to
    January 31, 1997                                                              (  3,350,470)              -   (  3,350,470)
Other comprehensive income from inception to
    January 31, 1997                                                                                         3              3
                                                   ---------    ------ ---------   ------------  --------------  -------------

Balance January 31, 1997. . . . . . . . . . . .    7,789,939           3,361,222  (  3,350,470)              3         10,755
Issued for cash:
    Private placement . . . . . . . . . . . . .    2,000,000    0.144    287,294                             -        287,294
    Share purchase options. . . . . . . . . . .      385,000    0.180     69,130                             -         69,130
Share subdivision - 2 shares for 1 share. . . .   10,174,939                                                 -
Issued for cash:
    Private placement . . . . . . . . . . . . .    2,500,000    0.072    179,559                             -        179,559
Comprehensive loss for year                                                         (  574,492)              -     (  574,492)
Other comprehensive loss for the year . . . . .            -                   -             -       (  12,347)     (  12,347)
                                                 ------------          ---------  -------------  --------------  -------------



                                                                        /Cont'd.


                             SEE ACCOMPANYING NOTES




                                       F9

                            IQUEST  NETWORKS  INC.          Continued
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the periods ended January 31, 1982 to April 30, 2002
                                  ( Unaudited )
                              (Stated in US Dollars)
                               --------------------




                                                                                  Deficit        Accumulated
                                                                                Accumulated         Other
                                                           Common                During the     Comprehensive
                                                Number     Stock                Development        Income
                                              of Shares    Price     Amount        Stages         (Note 2)         Total
                                             ------------  ------  ----------  --------------  ---------------  ------------
Balance January 31, 1998. . . . . . . . . .   22,849,878            3,897,205   (  3,924,962)       (  12,344)    (  40,101)
Issued for cash:
    Share purchase warrants . . . . . . . .    3,950,000    0.077     304,866                               -       304,866
    Share purchase warrants . . . . . . . .    1,000,000    0.067      67,114                               -        67,114
    Share purchase options. . . . . . . . .      910,000    0.084      76,342                               -        76,342

Comprehensive loss for year                                                       (  491,105)               -    (  491,105)
Other comprehensive loss for the year . . .            -                    -              -        (  15,396)    (  15,396)
                                             ------------          ----------  --------------  ---------------  ------------

Balance January 31, 1999. . . . . . . . . .   28,709,878            4,345,527   (  4,416,067)       (  27,740)    (  98,280)
Issued for cash
    Share purchase warrants . . . . . . . .    1,550,000    0.077     120,451              -                        120,451
Share consolidation - 1 share for 10 shares  (27,233,890)                   -              -                              -
Comprehensive loss for the year . . . . . .            -                    -     (  101,300)               -    (  101,300)
Other comprehensive income for the year . .            -                    -              -            2,484         2,484
                                             ------------          ----------  --------------  ---------------  ------------

Balance, January 31, 2000 . . . . . . . . .    3,025,988            4,465,978   (  4,517,367)       (  25,256)    (  76,645)
Share consolidation - 1 share for 2 shares.   (1,512,994)                   -              -                -             -
Issued for cash:
    Private placement . . . . . . . . . . .    6,000,000    0.069     399,148              -                -       399,148
    Share purchase warrants . . . . . . . .       25,000    0.069       1,663              -                -         1,663
Comprehensive loss for the year . . . . . .            -                    -     (  166,240)               -    (  166,240)
Other comprehensive income for the year . .            -                    -              -            8,357         8,357
                                             ------------          ----------  --------------  ---------------  ------------

Balance, January 31, 2001, as restated. . .    7,537,994           $4,866,789  $(  4,683,607)  $    (  16,899)  $   166,283
                                             ============          ==========  ==============  ===============  ============



                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES




                                      F10

                             IQUEST  NETWORKS  INC.            Continued
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the periods ended January 31, 1982 to April 30, 2002
                                  ( Unaudited )
                              (Stated in US Dollars)
                               --------------------




                                                                                        Deficit        Accumulated
                                                                                      Accumulated         Other
                                                                 Common                During the     Comprehensive
                                                      Number     Stock                Development        Income
                                                     of Shares   Price     Amount        Stages         (Note 2)         Total
                                                    -----------  ------  ----------  --------------  ---------------  ------------
Balance, January 31, 2001 (forward), as previously
    reported . . . . . . . . . . . . . . . . . . .   7,537,994           $4,866,789  $(  4,666,549)  $    (  16,899)  $   183,341
Adjustment of prior year's figures - Note 14 . . .           -                    -      (  17,058)               -     (  17,058)
                                                    -----------          ----------  --------------  ---------------  ------------

Balance January 31, 2001, as restated. . . . . . .   7,537,994            4,866,789   (  4,683,607)       (  16,899)      166,283
Issued for cash:
    Private placement. . . . . . . . . . . . . . .   1,000,000     0.25     247,316              -                -       247,316
    Share purchase warrants. . . . . . . . . . . .   1,570,000    0.062      98,106              -                -        98,106
    Escrow cancellation. . . . . . . . . . . . . .    (  7,500)                   -              -                -             -
Comprehensive loss for the year                                                         (  297,808)               -    (  297,808)
Other comprehensive loss for the year                                             -              -         (  5,878)     (  5,878)
                                                                         ----------  --------------  ---------------  ------------

Balance January 31, 2002 . . . . . . . . . . . . .  10,100,494           $5,212,211  $(  4,981,415)  $    (  22,777)  $   208,019
Comprehensive loss for the period                                                        (  45,786)               -    (   45,786)
Other comprehensive loss for the period                                           -              -              117           117
                                                                         ----------  --------------  ---------------  ------------

Balance April 30, 2002 . . . . . . . . . . . . . .  10,100,494           $5,212,211  $(  5,027,201)  $    (  22,660)  $   162,350
                                                    ===========          ==========  ==============  ===============  ============







                             SEE ACCOMPANYING NOTES




                                      F11

                          IQUEST  NETWORKS  INC.                     Schedule  I
          CONSOLIDATED STATEMENTS OF LOSS FROM DISCONTINUED OPERATIONS
                   for the periods ended April 30, 2002, 2001,
 and February 1, 1997 (Date of Inception of Development Stage) to April 30, 2002
 -------------------------------------------------------------------------------
                                  ( Unaudited )
                                  -------------




                                                                     February 1, 1997
                                                                      Date of Incep
                                                                     tion of Develop-
                                     Three Months    Three Months     ment Stage) to
                                      April 30,       April 30,         April 30,
                                         2002            2001              2002
                                    --------------  --------------  ------------------
Operating Expenses
    Advertising and promotion. . .  $           -   $           -   $           2,000
    Amortization . . . . . . . . .              -               -                 354
    Automobile expenses. . . . . .              -               -              14,563
    Consulting . . . . . . . . . .              -               -              69,558
    Filing fees. . . . . . . . . .              -               -                  25
    Office expenses. . . . . . . .              -               -              46,797
    Professional fees. . . . . . .              -               -              24,367
    Rent . . . . . . . . . . . . .              -               -               9,383
    Telephone. . . . . . . . . . .              -               -              28,412
    Travel . . . . . . . . . . . .              -               -              65,249
    Web Site costs . . . . . . . .              -               -               4,867
                                    --------------  --------------  ------------------

Loss before other items. . . . . .              -               -          (  265,575)
Other items
    Write-off of advances. . . . .              -               -          (  265,827)
      on investment
    Net investment and advances to
     subsidiary written-off. . . .              -               -           (  15,468)
                                    --------------  --------------  ------------------

Loss from discontinued operations.  $           -   $           -   $      (  546,870)
                                    ==============  ==============  ==================

Loss per share from discontinued
    operations . . . . . . . . . .  $     (  0.00)  $     (  0.00)
                                    ==============  ==============






                             SEE ACCOMPANYING NOTES




                                      F12

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             April 30, 2002 and 2001
                            (Stated in U.S. Dollars)
                             ----------------------
                                   (Unaudited)
                                   -----------


Note 1    Nature and Continuance of Operations
          ----------------------------------------

          IQuest Networks Inc. is a public company in the development stage and is listed on the Canadian Venture Exchange. The Company is continuing to develop its Jackalope Audio Website to allow music enthusiasts to access and listen to shared music files from their peers over a secure, streaming audio network that prevents downloading of files.

          IQuest Networks Inc.'s corporate jurisdiction is the State of Wyoming and it is extra-provincially registered in British Columbia and Alberta, Canada. The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the Company changed its name to Force Resources Ltd. On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis. On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming. On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.

          On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis. On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. ("Glassmaster") in the State of Nevada. On January 15, 2001, the Company sold 100% of its interest in Glassmaster (See Note 3). On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.

          These financial statements have been prepared on a going concern basis. The Company has accumulated losses during the development stages of $5,049,861 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Company has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2003 by entering into licensing agreements with companies that have secured digital distribution rights and by issuing equity securities. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Note  2   Summary  of  Significant  Accounting  Principles
            ------------------------------------------------

          The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Except as disclosed in Note 15, these financial statements conform in all respects with GAAP in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)



                                      F13

Note  2   Summary  of  Significant  Accounting  Principles  -  (cont'd)
          ------------------------------------------------

          Development  Stage  Company
           ---------------------------

          The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to April 30, 2002, the period in which the Company has undertaken a new development stage activity.

          Principles  of  Consolidation
          -----------------------------

          During the three months ended April 30, 2002, the financial statements included the accounts of the Company and its wholly-owned subsidiary, Jackalope Audio Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

          Cash  and  Cash  Equivalents
          ----------------------------

          The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

          Capital  Assets  and  Amortization
          ----------------------------------

          Office equipment is recorded at cost. The Company provides for amortization using the declining balance method at the rate of 20% per annum.

          Investment
          ----------

          The Company's 46 2/3% investment in iNoize.com Software Ltd. ("iNoize") (Note 5), is accounted for by the equity method. Under this method, the investment is initially recorded at cost and is increased for the proportionate share of any post acquisition earnings and is decreased by any post acquisition losses and dividends received. The excess of the cost of equity investment over the underlying book value at the date of acquisition is amortized over the estimated useful lives of the underlying assets to which it is attributed. A loss in value of an investment which is other than a temporary decline would be recognized the same as a loss in value of other long-lived assets. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment.

          Impairment  of  Long-lived  Assets
          ----------------------------------

          The Company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of". Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognised in the period it is determined.

                                      F14

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)



Note  2   Summary  of  Significant  Accounting  Principles  -  (cont.d)
          ------------------------------------------------

          Foreign  Currency  Translation
          ------------------------------

          The functional currency of the Company is Canadian dollars, which has been translated into US dollars, the reporting currency, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation"." Assets and liabilities are translated at the exchange rate at the balance sheet date and revenue and expenses are translated at the exchange rate at the date those elements are recognized. Any translation adjustments resulting are not included in determining net income but are included in other comprehensive income. The exchange rate in effect at the balance sheet date, is the rate of CDN$1.5813 for US$1 and the average rate for the three months ended was CDN$1.5880 for US$1.

          Revenue  Recognition
          --------------------

          Revenue from advertising and e-commerce links will be recognized when it is earned, upon receipt of a non-cancellable contract and collectbility is reasonably assured. Revenue recognition from these sales are net of applicable provisions for refunds, discounts and allowances. Revenues from subscriptions to affiliates websites will be recorded in the same manner as revenue from advertising and e-commerce links, net of an allowance for estimated terminated subscriptions.

          Website  Maintenance
          --------------------

          Website  maintenance  costs  are  expensed  as  incurred.

          Income  Taxes
          -------------

          The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

          Basic  Loss  per  Share
          -----------------------

          The Company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase. Diluted loss per share has not been provided as it would be antidilutive. These figures have been calculated giving retroactive effect for all forward and reverse stock splits.

          Fair  Market  Value  of  Financial  Instruments
          -----------------------------------------------

          The carrying value of accounts receivable, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

          Comprehensive  Loss
          -------------------

          Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", was adopted during the year ended January 31, 2001. The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive loss includes foreign currency translation adjustments. Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

                                      F15

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)



Note  3   Discontinued  Operations
          ------------------------

          By a share purchase agreement dated January 15, 2001, the Company sold its wholly-owned subsidiary, Glassmaster for $200. The loss related to this subsidiary has been reclassified for the years ended January 31, 2001 and 2000 as loss from discontinued operations.

Note  4   Capital  Assets
          ---------------



                               2002                 2001
                           -------------           -------
                            Accumulated
                           -------------
                   Cost    Amortization     Net      Net
                  -------  -------------  -------  -------
Office equipment  $23,415  $       8,053  $15,362  $20,016
                  =======  =============  =======  =======


Note  5   Investment
          ----------

          By an agreement dated September 28, 2000, the Company acquired 2,500,000 common shares (33 1/3%) of iNoize by the payment of $166,889. iNoize is an unrelated third party. By an agreement dated May 25, 2001, the Company acquired an additional 1,875,000 common shares (13 1/3%) of iNoize for $66,665. At January 31, 2002, the Company's owns a total of 4,375,000 common shares of iNoize, representing 46 2/3% of the issued and outstanding shares of iNoize.

          iNoize is developing various software applications to enable locating and sharing of personal music collections by broadband streaming over the internet.

          The difference between the amount of the cost of the investment and the amount of underlying equity in net assets at the time of the acquisitions as noted above, is $267,418. This amount is being amortized on the straight-line method over three years.



                                      Year end
                                     January 31,
                          2002          2002
                      ------------  -------------
Opening balance. . .  $   126,475   $    126,475
Acquisition cost . .       55,708         55,708
Equity share of loss   (  100,835)     (  81,288)
                      ------------  -------------

Net carrying value .  $    81,348   $    100,895
                      ============  =============



                                      F16

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)


Note  5   Investment  -  (cont'd)
          ----------

          Summarized financial information for this investment at April 30, 2002 and 2001 and for the periods then ended is as follows:



                                                   2002          2001
                                                -----------  ------------
Current assets . . . . . . . . . . . . . . . .  $   16,326   $     4,021
Capital assets . . . . . . . . . . . . . . . .       8,974        12,998
                                                -----------  ------------

Total assets . . . . . . . . . . . . . . . . .  $   25,300   $    17,019
                                                ===========  ============

Current liabilities. . . . . . . . . . . . . .  $   43,722   $    91,714
Total shareholders' deficiency . . . . . . . .     (18,422)    (  74,695)
                                                -----------  ------------

Total liabilities and shareholders' deficiency  $   25,300   $    17,019
                                                ===========  ============



Net sales. . . . . . . . . . . . . . . . . . .  $        -   $         -
General and administrative expenses. . . . . .   (   3,040)   (   46,239)
                                                -----------  ------------

Net loss for the period. . . . . . . . . . . .  $(   3,040)  $(   46,239)
                                                ===========  ============



Note  6   License  Agreement
          ------------------

          By a license agreement dated November 15, 2000 and amended June 30, 2001, iNoize granted the Company a non-exclusive, world-wide intellectual property license of the iNoize Technology ("Technology") to copy and use the Technology and to sublicense the Technology for an unlimited period. In addition, iNoize agreed to provide management services to the Company for an unlimited period. In consideration for the license and management services, the Company will pay royalties to iNoize of CDN$0.02 for each participating end-user, for the first
          500,000 end users, and CDN$0.05 for each participating end-user thereafter. The royalties will commence on the latter of the date the Company procures 250,000 user's on the Jackalope website or October 31, 2002.

Note  7     Notes  Receivable
            -----------------

          Promissory notes in the amount of $42,324 (CDN$67,701) are unsecured, bear interest at prime plus 2% per annum and are due on or before April 30, 2002. These promissory notes are due from iNoize. iNoize is a related party by virtue of the Company's equity interest held (Note
          5).  These  notes  were  repaid.

                                      F17

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)


Note  8   Capital  Stock
          --------------

          Authorized:
          -----------
          100,000,000  common  shares  without  par  value

          Escrow:
          -------

          During the year ended January 31, 2002, the Company cancelled all escrow shares outstanding.

          Commitments:
          ------------

          Share  Purchase  Warrants

          At April 30, 2002, the following share purchase warrants were outstanding entitling the holder thereof the right to purchase one common share for each warrant held:




 Number      Exercise Price    Expiry Date
---------  ------------------  ---------------


4,405,000  $0.067 (CDN$0.10)  October 2, 2002
1,000,000  $0.296 (CDN $0.46)  August 8, 2003
---------

5,405,000
=========


Note  9   Related  Party  Transactions  -  Note  7
          ----------------------------

          The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:



                                          February 1, 1997
                                           (Date of Incep-
                                          tion of Develop-
                                           ment Stage) to
                    April 30   April 30       April 30,
                      2002       2001           2002
                    ---------  ---------  -----------------

Consulting fees. .  $   5,100  $   5,100  $         260,034
Management fees. .          -          -             87,486
Office and general          -          -              5,387
Professional fees.      1,010        927             31,703
Severance pay. . .          -          -             50,000
Product marketing.      4,250          -              4,250
                    ---------  ---------  -----------------

                    $  10,360  $   6,027  $         438,860
                    =========  =========  =================


          These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

                                      F18

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)


Note  9   Related  Party  Transactions  -  Note  7  -  (cont'd)
          ----------------------------

          Included in accounts payable at April 30, 2002 is $Nil (2001: $3,950) with respect to fees and expenses due to directors and companies controlled by directors of the Company.

          Due to related parties consist of advances from a director of the Company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

          As a result of the sale of Glassmaster Industries Inc. (Note 3) during the year ended January 31, 2001, the Company settled total accounts payable of $15,833 due to a company with common directors ($13,044) and to a former director of the Company ($2,799).

Note  10   Deferred  Tax  Assets
           ---------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The following table summarizes the significant components of the Company's deferred tax assets:



                                               Total
                                            ------------
Deferred Tax Assets
     Net operating loss carryforward . . .  $   301,718
                                            ============

Gross deferred tax assets. . . . . . . . .  $   301,718
Valuation allowance for deferred tax asset   (  301,718)
                                            ------------

                                            $         -
                                            ============


          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry due to sustained losses from operations. Management believes that it is more likely than not that the carryforwards will expire and will not be realized from future operations.

Note  11   Income  Taxes
           -------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At January 31, 2002, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $887,405 the potential tax benefit of which has not been recorded in the financial statements.

                                      F19

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)


Note  12  New  Accounting  Standards
           --------------------------

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations" which standardized the accounting for business combinations. SFAS is effective for business combinations initiated after June 30, 2001. Adopting this standard will not have a significant impact on the Company's financial position, results of operations or cash flows.

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" which standardized the accounting for goodwill and other intangible assets. SFAS is effective for the fiscal years beginning after December 15, 2001. Adopting this standard may have a significant impact on the Company's financial position, results of operations and cash flows. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from the transitional impairment test) are to be reported as resulting from a change in accounting principle.

Note  13   Statement  of  Cash  Flows
           --------------------------

Cash  flows  from  discontinued  operations  consist  of:




                                                                   February 1, 1997
                                                                   (Date of Incep-
                                                                   tion of Develop
                                    Three Months   Three Months     ment Stage) to
                                      April 30,      April 30,        April 30,
                                        2002           2001              2002
                                    -------------  -------------  ------------------

Loss from discontinued
    operations . . . . . . . . . .  $           -  $           -  $      (  546,870)
Item not involving cash:
    Write-down on investment . . .              -              -            265,827
    Advances to subsidiary written
    -off . . . . . . . . . . . . .              -              -            546,870
                                    -------------  -------------  ------------------

                                                -              -            265,827
Changes in discontinued operations
 non-cash working capital balances
 consist of:
    Amortization . . . . . . . . .              -              -                342
    Accounts receivable. . . . . .              -              -             25,000
    Prepaid expenses . . . . . . .              -              -              3,150
    Accounts payable . . . . . . .              -              -           (  9,682)
    Due to related parties . . . .              -              -             92,340
    Due from related parties . . .              -              -           (  9,955)
    Advances to subsidiary . . . .              -              -             28,250
                                    -------------  -------------  ------------------

                                    $           -  $           -  $         395,272
                                    =============  =============  ==================



                                      F20

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)


Note  14   Accounting  Changes
           -------------------

         The January 31, 2001 figures have been restated to recognize the amortization of goodwill in the Company's equity interest in iNoize, totalling $17,058, commencing on the date of acquisition, September 28, 2000. The effect of this correction has been to increase the deficit by $17,058, decrease the investment in iNoize by $17,058 and increase the equity share of the loss from investment by $17,058.

Note 15   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------

          These financial statements have been prepared in accordance with accounting principles generally accepted in The United States which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

          The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

          a)   Earnings  Per  Share

               Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.


               Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

          b)  Deferred  Tax  Assets

               Under US GAAP, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

               The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss carryforward which is likely to be realized from future operations. Considering the Company's cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available income tax loss carryforward, regardless of their terms of expiry.

                                      F21

IQuest  Networks  Inc.
(A  Development  Stage  Company)
Notes  to  the  Consolidated  Financial  Statements
April  30,  2002  and  2001
(Stated  in  US  Dollars)  -  Page  2
 -----------------------
(Unaudited)


Note 15   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------
-  (cont'd)

          b)   Deferred  Tax  Assets  -  (cont'd)

               Under Canadian GAAP income taxes are accounted for using the deferral method of tax allocation, under which income taxes are provided in the year in which the transaction affect net income regardless of when such items are recognized for income tax purposes. Timing differences giving rise to deferred taxes relate primarily to claiming of capital cost allowance for income tax purposes in excess of amortization recorded in the accounts.

          The  impact  of  the  above on the financial statements is as follows:



                                             Three Months ended April 30,
                                                                                2002            2001
                                                                           --------------  --------------
Comprehensive loss for the year per US GAAP                                $  (   45,669)  $  (   50,903)
                                                                           --------------  --------------

Net loss for the year per Canadian GAAP                                    $  (   45,669)  $  (   50,903)
                                                                           ==============  ==============

Basic loss per share per Canadian GAAP                                     $     (  0.01)  $     (  0.01)
                                                                           --------------  --------------

Weighted average number of shares
 outstanding per  Canadian GAAP                                                3,292,720       3,376,259
                                                                           ==============  ==============


Deficit, end of the year per US GAAP                                       $(  5,027,201)  $(  4,717,245)
Accumulated other comprehensive loss                                           (  22,660)      (  17,106)
                                                                           --------------  --------------

Deficit, end of the year per Canadian GAAP                                 $(  5,049,861)  $(  4,734,351)
                                                                           ==============  ==============




                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                            January 31, 2002 and 2001
                             (Stated in US Dollars)
                              --------------------



                                      F22

TERRY  AMISANO  LTD.                                             AMISANO  HANSON
--------------------
KEVIN  HANSON,  C.A.                                      CHARTERED  ACCOUNTANTS
--------------------

                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
Iquest  Networks  Inc.

We have audited the accompanying consolidated balance sheets of Iquest Networks Inc. (a development stage company) as of January 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended January 31, 2002 and for the period from inception of the development stage, February 1, 1997 to January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iquest Networks Inc. as of January 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2002 and for the period from inception of the development stage, February 1, 1997 to January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 15 to the financial statements, the Company changed its method of applying amortization of goodwill effective with the year ended January 31, 2001.

                                          Vancouver, Canada     "AMISANO HANSON"
                                         April 4, 2002     Chartered Accountants

Comments  by  Auditors  for  Canadian Readers on U.S.- Canada Reporting Conflict
--------------------------------------------------------------------------------

In Canada, reporting standards for auditors do not require the addition of an explanatory paragraph (following the opinion paragraph) or a reservation of opinion when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern and such doubt is accounted for and disclosed in accordance with Canadian generally accepted accounting principles.

Our report to the stockholders dated April 4, 2002, is expressed in accordance with United States of America reporting standards which requires an explanatory paragraph in the auditor's report.

                                          Vancouver, Canada     "AMISANO HANSON"
                                         April 4, 2002     Chartered Accountants

750  WEST  PENDER  STREET,  SUITE  604                  TELEPHONE:  604-689-0188
VANCOUVER  CANADA                                       FACSIMILE:  604-689-9773
V6C  2T7                                                  E-MAIL:  amishan@telus




                                      F23

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                            January 31, 2002 and 2001
                             (Stated in US Dollars)
                              --------------------




                                                                                 (Restated
                                                                                 - Note 15)
                                 ASSETS                             2002            2001
                                --------                       --------------  --------------
Current
    Cash. . . . . . . . . . . . . . . . . . . . . . . . . . .  $      58,272   $      89,464
    Accounts receivable . . . . . . . . . . . . . . . . . . .          3,835           1,529
    Prepaid expenses. . . . . . . . . . . . . . . . . . . . .          1,697             913
                                                               --------------  --------------

                                                                      63,804          91,906
Capital assets - Note 4 . . . . . . . . . . . . . . . . . . .         16,216           7,196
Investment - Note 5 . . . . . . . . . . . . . . . . . . . . .        100,895         126,475
Notes receivable - Note 7 . . . . . . . . . . . . . . . . . .         42,324           8,648
                                                               --------------  --------------

                                                               $     223,239   $     234,225
                                                               ==============  ==============

                                  LIABILITIES
                                  -----------

Current
    Accounts payable - Note 9 . . . . . . . . . . . . . . . .  $      12,087          32,727
    Due to related parties - Note 9 . . . . . . . . . . . . .          3,133          18,584
                                                               --------------  --------------

                                                                      15,220          51,311
                                                               --------------  --------------

                              STOCKHOLDERS' EQUITY
                              ---------------------

Capital stock - Note 8
Authorized:
    100,000,000 common shares without par value
Issued:
    10,100,494 common shares (2001:  7,537,994 common shares)      5,212,211       4,866,789
    Shares subscribed . . . . . . . . . . . . . . . . . . . .              -          16,631
Deficit accumulated during the development stages . . . . . .   (  4,981,415)   (  4,683,607)
Accumulated other comprehensive loss. . . . . . . . . . . . .      (  22,777)      (  16,899)
                                                               --------------  --------------

                                                                     208,019         182,914
                                                               --------------  --------------

                                                               $     223,239   $     234,225
                                                               ==============  ==============



Nature  and  Continuance  of  Operations  -  Note  1
Commitment  -  Note  8
Subsequent  Events  -  Note  7

APPROVED  BY  THE  DIRECTORS:



    "Anton J. Drescher"                   "Christopher Desrosiers"
____________________________, Director   ___________________________, Director
     Anton J. Drescher                     Christopher Desrosiers


                             SEE ACCOMPANYING NOTES


                                      F24

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               for the years ended January 31, 2002, 2001 and 2000
   and February 1, 1997 (Date of Inception of Development Stage)
                              to January 31, 2002
                             (Stated in US Dollars)
                              --------------------




                                                                                                 February 1, 1997
                                                                                                 (Date of Incep-
                                                                     (Restated                   tion of Develop-
                                                                    - Note 15)                    ment Stage) to
                                                              Years ended January 31,               January 31,
                                                  2002                 2001           2000             2002
                                        -------------------------  -------------  ------------  ------------------
General and Administrative Expenses
    Amortization of capital assets . .  $                  2,742   $      1,227   $     1,489   $           7,794
    Automobile expenses. . . . . . . .                         -              -         1,672               1,672
    Consulting fees - Note 9 . . . . .                    20,946         31,800        43,805             265,552
    Filing fees. . . . . . . . . . . .                    13,426          2,095         1,044              18,903
    Insurance. . . . . . . . . . . . .                         -              -         1,318               1,318
    Management fees - Note 9 . . . . .                         -              -             -              87,486
    Office and general - Note 9. . . .                    41,318          8,591        10,169             127,687
    Printing . . . . . . . . . . . . .                     2,602          2,557           885               6,989
    Professional fees - Note 9 . . . .                    52,283         45,890        14,209             160,678
    Product marketing. . . . . . . . .                    36,826              -             -              36,826
    Rent . . . . . . . . . . . . . . .                    15,749          9,262         9,325              67,251
    Telephone. . . . . . . . . . . . .                     6,982            374        12,154              38,911
    Transfer agent fees. . . . . . . .                     2,758          3,805         3,037              15,827
    Travel and entertainment . . . . .                         -              -         1,945              43,802
    Website maintenance. . . . . . . .                    23,875         20,806             -              49,316
                                        -------------------------  -------------  ------------  ------------------

Loss  before non-operating . . . . . .                (  219,507)    (  126,407)   (  101,052)         (  930,012)
                                        -------------------------  -------------  ------------  ------------------

Non-operating loss
    Gain on settlement of accounts                                       15,833                            15,833
      payable - Note 9 . . . . . . . .                         -                            -
    Equity share of loss from
     investment    - Note 5. . . . . .                 (  81,288)     (  40,414)            -          (  121,702)
    Gain on sale of subsidiary
      - Note 3 . . . . . . . . . . . .                         -            200             -                 200
    Interest income. . . . . . . . . .                     2,987             16             -               3,003
    Severance pay. . . . . . . . . . .                         -              -             -           (  50,000)
    Loss on disposal of capital assets                         -              -             -            (  1,400)
                                        -------------------------  -------------  ------------  ------------------

                                                       (  78,301)     (  24,365)            -          (  154,066)
                                        -------------------------  -------------  ------------  ------------------

Loss from continuing operations. . . .                (  297,808)    (  150,772)   (  101,052)       (  1,084,078)









                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES


                                      F25

                              IQUEST  NETWORKS  INC.                 Continued
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               for the years ended January 31, 2002, 2001 and 2000
   and February 1, 1997 (Date of Inception of Development Stage) to January 31,
                                      2002
                             (Stated in US Dollars)
                              --------------------





                                                                                              February 1, 1997
                                                                                              (Date of Incep-
                                                                  (Restated                   tion of Develop-
                                                                 - Note 15)                    ment Stage) to
                                                           Years ended January 31,                January 31,
                                               2002                 2001           2000             2002
                                     -------------------------  -------------  ------------  ------------------
Loss from discontinued operations
     - Schedule 1 . . . . . . . . .                         -      (  15,468)       (  248)         (  546,870)
                                     -------------------------  -------------  ------------  ------------------

Net loss for the year . . . . . . .                (  297,808)    (  166,240)   (  101,300)       (  1,630,948)
Other comprehensive income (loss):
    Foreign currency adjustments. .                  (  5,878)         8,357         2,484           (  22,777)
                                     -------------------------  -------------  ------------  ------------------

Comprehensive loss. . . . . . . . .  $             (  303,686)  $ (  157,883)  $ (  98,816)  $    (  1,653,725)
                                     =========================  =============  ============  ==================


Loss per share from continuing
     operations . . . . . . . . . .  $                (  0.03)  $    (  0.05)  $   (  0.07)
                                     =========================  =============  ============

Loss per share from discontinued
     operations . . . . . . . . . .  $                (  0.00)  $    (  0.00)  $   (  0.00)
                                     =========================  =============  ============

Basic loss per share. . . . . . . .  $                (  0.03)  $    (  0.05)  $   (  0.07)
                                     =========================  =============  ============

Weighted average shares outstanding                 9,139,049      3,292,720     1,469,816
                                     =========================  =============  ============









                             SEE ACCOMPANYING NOTES


                                      F26

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the years ended January 31, 2002, 2001 and 2000
   and February 1, 1997 (Date of Inception of Development Stage) to January 31,
                                      2002
                             (Stated in US Dollars)
                              --------------------





                                                                                                        February 1, 1997
                                                                                                        (Date of Incep-
                                                                            (Restated                   tion of Develop
                                                                           - Note 15)                    ment Stage) to
                                                                     Years ended January 31,                January 31,
                                                         2002                 2001           2000             2002
                                               -------------------------  -------------  ------------  ------------------
Cash flow used in operating activities
    Comprehensive loss for the year from                                  $ (  142,415)  $ (  98,568)  $    (  1,106,855)
      continuing operations . . . . . . . . .  $             (  303,686)
    Items not involving cash:
      Amortization of capital assets. . . . .                     2,742          1,227         1,489               7,806
      Foreign exchange. . . . . . . . . . . .                         -              -             -            (  8,256)
      Loss on disposal of capital assets. . .                         -              -             -               1,400
      Gain on settlement of accounts payable.                         -      (  15,833)            -           (  15,833)
      Equity share of loss from investment. .                    81,288         40,414             -             121,702
      Gain on sale of subsidiary. . . . . . .                         -         (  200)            -              (  200)
    Changes in continuing operations non-cash
      working capital balances consist of:
      Accounts receivable . . . . . . . . . .                  (  2,306)            51         1,460           (  27,230)
      Due from related parties. . . . . . . .                         -     (  491,952)    (  43,474)         (  645,299)
      Prepaid expenses. . . . . . . . . . . .                    (  784)        (  913)            -            (  4,847)
      Accounts payable. . . . . . . . . . . .                 (  20,640)        14,073        15,943              37,491
      Advances to subsidiary. . . . . . . . .                         -      (  53,515)            -           (  81,556)
      Due to related parties. . . . . . . . .                 (  15,451)     (  22,370)        1,719              80,611
                                               -------------------------  -------------  ------------  ------------------

    Net cash used in operating activities . .                (  258,837)    (  671,433)   (  121,431)       (  1,641,066)
                                               -------------------------  -------------  ------------  ------------------

Cash flow used in investing
     activities:
    Acquisition of investment . . . . . . . .                 (  55,708)    (  166,889)            -          (  488,424)
    Proceeds on disposal of capital assets. .                         -              -             -                 776
    Proceeds on sale of subsidiary. . . . . .                         -            200             -                 200
    Purchase of capital assets. . . . . . . .                 (  11,762)      (  2,476)            -           (  21,064)
    Notes receivable. . . . . . . . . . . . .                 (  33,676)      (  8,648)            -           (  42,324)
                                               -------------------------  -------------  ------------  ------------------

Net cash used in investing activities . . . .                (  101,146)    (  177,813)            -          (  550,836)
                                               -------------------------  -------------  ------------  ------------------

Cash flow provided by financing activities:
    Common shares issued for cash . . . . . .                   328,791        400,811       120,451           1,850,989
    Shares subscribed . . . . . . . . . . . .                         -         16,631             -                   -
                                               -------------------------  -------------  ------------  ------------------

Net cash provided by financing activities . .                   328,791        417,442       120,451           1,850,989
                                               -------------------------  -------------  ------------  ------------------




Non-cash  transaction  -  Note  14



                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES


                                      F27

                              IQUEST  NETWORKS  INC.                  Continued
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the years ended January 31, 2002, 2001 and 2000
   and February 1, 1997 (Date of Inception of Development Stage) to January 31,
                                      2002
                             (Stated in US Dollars)
                              --------------------



                                                                                                         February 1, 1997
                                                                                                         (Date of Incep-
                                                                              (Restated                  tion of Develop
                                                                             - Note 15)                   ment Stage) to
                                                                         Years ended January 31,             January 31,
                                                           2002                 2001          2000             2002
                                                 -------------------------  -------------  -----------  ------------------
    Decrease in cash during the year from
      continuing operations . . . . . . . . . .                 (  31,192)    (  431,804)      (  980)         (  340,913)
    Cash flows from discontinued operations . .                         -        531,402       (  248)            395,272
       - Note 13                                 -------------------------  -------------  -----------  ------------------

Net increase (decrease) in cash . . . . . . . .                 (  31,192)        99,598     (  1,228)             54,359

Cash (cash deficiency), beginning of the period                    89,464      (  10,134)    (  8,906)              3,913
                                                 -------------------------  -------------  -----------  ------------------

Cash (cash deficiency), end of the period . . .  $                 58,272   $     89,464   $(  10,134)  $          58,272
                                                 =========================  =============  ===========  ==================






                             SEE ACCOMPANYING NOTES


                                      F28

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the years ended January 31, 1982 to January 31, 2002
                              (Stated in US Dollars)
                               --------------------



                                                                                   Deficit       Accumulated
                                                                                 Accumulated        Other
                                                              Common              During the    Comprehensive
                                                    Number     Stock             Development       Income
                                                   of Shares   Price    Amount      Stages        (Note 2)       Total
                                                   ---------  -------  --------  ------------  ---------------  --------
Issued on incorporation 1983. . . . . . . . . . .    197,501  $ 0.121  $ 23,989  $          -  $            -   $ 23,989
Escrow shares issued for resource property 1983 .    750,000    0.008     6,073                                    6,073
Issued for prospectus 1984. . . . . . . . . . . .  1,000,000    0.125   125,000                                  125,000
Issued for private placement 1987 . . . . . . . .    456,250    0.453   206,464                                  206,464
Exercise of share purchase warrants 1987. . . . .    400,000    0.189    75,420                                   75,420
Exercise of share purchase options 1987 . . . . .     95,000    0.347    32,959                                   32,959
Issued for settlement of debt 1987. . . . . . . .    221,610    0.226    50,142                                   50,142
Exercise of share purchase options 1988 . . . . .    113,000    0.406    45,905                                   45,905
Issued for settlement of debt 1988. . . . . . . .    105,503    1.934   204,011                                  204,011
Issued for private placement 1989 . . . . . . . .    100,000    0.211    21,111                                   21,111
Exercise of share purchase options 1989 . . . . .     25,000    0.828    20,689                                   20,689
Issued for settlement of debt 1989. . . . . . . .    246,369    0.422   104,023                                  104,023
Exercise of share purchase warrants 1990. . . . .    100,000    0.386    38,560                                   38,560
Issued for private placement 1990 . . . . . . . .     20,000    0.428     8,569                                    8,569
Exercise of share purchase options 1990 . . . . .    191,305    0.840   160,650                                  160,650
Issued for settlement of debt 1990. . . . . . . .    131,294    1.371   180,009                                  180,009
Issued for private placement 1991 . . . . . . . .    625,000    0.454   283,645                                  283,645
Exercise of share purchase options 1991 . . . . .    488,586    0.244   119,396                                  119,396
Issued for settlement of debt 1991. . . . . . . .    206,932    0.873   180,600                                  180,600
Exercise of share purchase options 1992 . . . . .  1,230,000    0.041    50,898                                   50,898
Exercise of share purchase options 1993 . . . . .    800,000    0.039    31,013                                   31,013
Issued for private placement 1993 . . . . . . . .  2,000,000    0.039    77,531                                   77,531
Issued for settlement of debt 1993. . . . . . . .    981,310    0.078    76,082                                   76,082
Exercise of share purchase options 1994 . . . . .    970,000    0.039    37,603                                   37,603
Issued for private placement 1994 . . . . . . . .  2,000,000    0.073   146,424                                  146,424
Exercise of share purchase warrants 1994. . . . .  2,000,000    0.073   146,424                                  146,424
Issued for acquisition of subsidiary company 1994  4,500,000    0.037   164,727                                  164,727
Issued for settlement of debt 1994. . . . . . . .    995,033    0.073    72,848                                   72,848


                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES


                                      F29

                              IQUEST  NETWORKS  INC.           Continued
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the years ended January 31, 1982 to January 31, 2002
                              (Stated in US Dollars)
                               --------------------




                                                                                     Deficit      Accumulated
                                                                                   Accumulated       Other
                                                               Common              During the    Comprehensive
                                                    Number     Stock               Development       Income
                                                  of Shares    Price    Amount       Stages         (Note 2)         Total
                                                 ------------  ------  ---------  -------------  --------------  -------------
Issued for private placement 1995 . . . . . . .    1,000,000    0.073     72,854                                       72,854
Issued for private placement 1995 . . . . . . .    6,000,000    0.036    218,563                                      218,563
Exercise of share purchase warrants 1995. . . .      500,000    0.036     18,214                                       18,214
Exercise of share purchase warrants 1995. . . .      400,000    0.073     29,142                                       29,142
Share consolidation - 1 share for 5 shares 1995  (23,079,754)
Exercise of share purchase warrants 1995. . . .       15,000    0.364      5,464                                        5,464
Exercise of share purchase warrants 1995. . . .       40,000    0.182      7,285                                        7,285
Issued for private placement 1996 . . . . . . .      525,000    0.181     95,014                                       95,014
Exercise of share purchase warrants 1996. . . .      150,000    0.226     33,934                                       33,934
Exercise of share purchase warrants 1996. . . .      105,000    0.452     47,507                                       47,507
Exercise of share purchase warrants 1997. . . .      525,000    0.181     94,806                                       94,806
Exercise of share purchase options 1997 . . . .      660,000    0.072     47,674                                       47,674
Comprehensive loss from inception to
 January 31, 1997                                                                 (  3,350,470)              -   (  3,350,470)
Other comprehensive income from inception to
 January 31, 1997                                                                                            3              3
                                                  ------------          --------  -------------  --------------  -------------

Balance January 31, 1997. . . . . . . . . . . .    7,789,939           3,361,222  (  3,350,470)              3         10,755
Issued for cash:
    Private placement . . . . . . . . . . . . .    2,000,000    0.144    287,294                             -        287,294
    Share purchase options. . . . . . . . . . .      385,000    0.180     69,130                             -         69,130
Share subdivision - 2 shares for 1 share. . . .   10,174,939                                                 -
Issued for cash:
    Private placement . . . . . . . . . . . . .    2,500,000    0.072    179,559                             -        179,559
Comprehensive loss for year                                                         (  574,492)              -     (  574,492)
Other comprehensive loss for the year . . . . .            -                   -             -       (  12,347)     (  12,347)
                                                 ------------          ---------  -------------  --------------  -------------



                                                                        /Cont'd.


                             SEE ACCOMPANYING NOTES


                                      F30

                             IQUEST  NETWORKS  INC.          Continued
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the years ended January 31, 1982 to January 31, 2002
                              (Stated in US Dollars)
                               --------------------




                                                                                  Deficit        Accumulated
                                                                                Accumulated         Other
                                                           Common                During the     Comprehensive
                                                Number     Stock                Development        Income
                                              of Shares    Price     Amount        Stages         (Note 2)         Total
                                             ------------  ------  ----------  --------------  ---------------  ------------
Balance January 31, 1998. . . . . . . . . .   22,849,878            3,897,205   (  3,924,962)       (  12,344)    (  40,101)
Issued for cash:
    Share purchase warrants . . . . . . . .    3,950,000    0.077     304,866                               -       304,866
    Share purchase warrants . . . . . . . .    1,000,000    0.067      67,114                               -        67,114
    Share purchase options. . . . . . . . .      910,000    0.084      76,342                               -        76,342

Comprehensive loss for year                                                       (  491,105)               -    (  491,105)
Other comprehensive loss for the year . . .            -                    -              -        (  15,396)    (  15,396)
                                             ------------          ----------  --------------  ---------------  ------------

Balance January 31, 1999. . . . . . . . . .   28,709,878            4,345,527   (  4,416,067)       (  27,740)    (  98,280)
Issued for cash
    Share purchase warrants . . . . . . . .    1,550,000    0.077     120,451              -                        120,451
Share consolidation - 1 share for 10 shares  (27,233,890)                   -              -                              -
Comprehensive loss for the year . . . . . .            -                    -     (  101,300)               -    (  101,300)
Other comprehensive income for the year . .            -                    -              -            2,484         2,484
                                             ------------          ----------  --------------  ---------------  ------------

Balance, January 31, 2000 . . . . . . . . .    3,025,988            4,465,978   (  4,517,367)       (  25,256)    (  76,645)
Share consolidation - 1 share for 2 shares.   (1,512,994)                   -              -                -             -
Issued for cash:
    Private placement . . . . . . . . . . .    6,000,000    0.069     399,148              -                -       399,148
    Share purchase warrants . . . . . . . .       25,000    0.069       1,663              -                -         1,663
Comprehensive loss for the year . . . . . .            -                    -     (  166,240)               -    (  166,240)
Other comprehensive income for the year . .            -                    -              -            8,357         8,357
                                             ------------          ----------  --------------  ---------------  ------------

Balance, January 31, 2001, as restated. . .    7,537,994           $4,866,789  $(  4,683,607)  $    (  16,899)  $   166,283
                                             ============          ==========  ==============  ===============  ============



                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES


                                      F31

                               IQUEST  NETWORKS  INC.          Continued
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            for the years ended January 31, 1982 to January 31, 2002
                              (Stated in US Dollars)
                               --------------------




                                                                                        Deficit        Accumulated
                                                                                      Accumulated         Other
                                                                 Common                During the     Comprehensive
                                                      Number     Stock                Development        Income
                                                     of Shares   Price     Amount        Stages         (Note 2)         Total
                                                    -----------  ------  ----------  --------------  ---------------  ------------
Balance, January 31, 2001 (forward), as previously
 reported. . . . . . . . . . . . . . . . . . . . .   7,537,994           $4,866,789  $(  4,666,549)  $    (  16,899)  $   183,341
Adjustment of prior year's figures - Note 15 . . .           -                    -      (  17,058)               -     (  17,058)
                                                    -----------          ----------  --------------  ---------------  ------------

Balance January 31, 2001, as restated. . . . . . .   7,537,994            4,866,789   (  4,683,607)       (  16,899)      166,283
Issued for cash:
    Private placement. . . . . . . . . . . . . . .   1,000,000     0.25     247,316              -                -       247,316
    Share purchase warrants. . . . . . . . . . . .   1,570,000     0.062     98,106              -                -        98,106
    Escrow cancellation. . . . . . . . . . . . . .    (  7,500)                   -              -                -             -
Comprehensive loss for the year                                                         (  297,808)               -    (  297,808)
Other comprehensive loss for the year                                             -              -         (  5,878)     (  5,878)
                                                                         ----------  --------------  ---------------  ------------

Balance January 31, 2002 . . . . . . . . . . . . .  10,100,494           $5,212,211  $(  4,981,415)  $    (  22,777)  $   208,019
                                                    ===========          ==========  ==============  ===============  ============




                             SEE ACCOMPANYING NOTES





                                      F32

                             IQUEST  NETWORKS  INC.                 Schedule  I
          CONSOLIDATED STATEMENTS OF LOSS FROM DISCONTINUED OPERATIONS
                for the years ended January 31, 2002, 2001, 2000
   and February 1, 1997 (Date of Inception of Development Stage)
                          to January 31, 2002
   ----------------------------------------------------------------------------





                                                                    February 1, 1997
                                                                     Date of Incep
                                                                    tion of Develop-
                                                                     ment Stage) to
                                                                      January 31,
                                    2002      2001        2000            2002
                                    -----  -----------  ---------  ------------------
Operating Expenses
    Advertising and promotion. . .  $   -  $        -   $      -   $           2,000
    Amortization . . . . . . . . .      -           -          -                 354
    Automobile expenses. . . . . .      -           -          -              14,563
    Consulting . . . . . . . . . .      -           -          -              69,558
    Filing fees. . . . . . . . . .      -           -          -                  25
    Office expenses. . . . . . . .      -           -        248              46,797
    Professional fees. . . . . . .      -           -          -              24,367
    Rent . . . . . . . . . . . . .      -           -          -               9,383
    Telephone. . . . . . . . . . .      -           -          -              28,412
    Travel . . . . . . . . . . . .      -           -          -              65,249
    Web Site costs . . . . . . . .      -           -          -               4,867
                                    -----  -----------  ---------  ------------------

Loss before other items. . . . . .      -           -     (  248)         (  265,575)
Other items
    Write-off of advances on . . .      -           -          -          (  265,827)
     investment
    Net investment and advances to
      subsidiary written-off . . .      -   (  15,468)         -           (  15,468)
                                    -----  -----------  ---------  ------------------

Loss from discontinued operations.  $   -  $(  15,468)  $ (  248)  $      (  546,870)
                                    =====  ===========  =========  ==================

Loss per share from discontinued
 operations. . . . . . . . . . . .  $0.00  $  (  0.00)  $(  0.00)
                                    =====  ===========  =========




                             SEE ACCOMPANYING NOTES


                                      F33

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            January 31, 2002 and 2001
                            (Stated in U.S. Dollars)
                             ----------------------


Note  1   Nature  and  Continuance  of  Operations
          ----------------------------------------

          IQuest Networks Inc. is a public company in the development stage and is listed on the Canadian Venture Exchange. The Company is continuing to develop its Jackalope Audio Website to allow music enthusiasts to access and listen to shared music files from their peers over a secure, streaming audio network that prevents downloading of files.

          IQuest Networks Inc.'s corporate jurisdiction is the State of Wyoming and it is extra-provincially registered in British Columbia and Alberta, Canada. The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the Company changed its name to Force Resources Ltd. On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis. On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming. On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.

          On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis. On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. ("Glassmaster") in the State of Nevada. On January 15, 2001, the Company sold 100% of its interest in Glassmaster (See Note 3). On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.

          These financial statements have been prepared on a going concern basis. The Company has accumulated losses during the development stages of $5,004,192 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Company has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2003 by entering into licensing agreements with companies that have secured digital distribution rights and by issuing equity securities. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Note  2   Summary  of  Significant  Accounting  Principles
          ------------------------------------------------

          The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Except as disclosed in Note 16, these financial statements conform in all respects with GAAP in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

                                      F34

Note  2   Summary  of  Significant  Accounting  Principles  -  (cont'd)
          ------------------------------------------------

          Development  Stage  Company
          ---------------------------

          The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2002, the period in which the Company has undertaken a new development stage activity.

          Principles  of  Consolidation
          -----------------------------

          During the year ended January 31, 2002, the financial statements included the accounts of the Company and its wholly-owned subsidiary, Jackalope Audio Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

          Cash  and  Cash  Equivalents
          ----------------------------

          The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

          Capital  Assets  and  Amortization
          ----------------------------------

          Office equipment is recorded at cost. The Company provides for amortization using the declining balance method at the rate of 20% per annum.

          Investment
          ----------

          The Company's 46 2/3% investment in iNoize.com Software Ltd. ("iNoize") (Note 5), is accounted for by the equity method. Under this method, the investment is initially recorded at cost and is increased for the proportionate share of any post acquisition earnings and is decreased by any post acquisition losses and dividends received. The excess of the cost of equity investment over the underlying book value at the date of acquisition is amortized over the estimated useful lives of the underlying assets to which it is attributed. A loss in value of an investment which is other than a temporary decline would be recognized the same as a loss in value of other long-lived assets. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment.

          Impairment  of  Long-lived  Assets
          ----------------------------------

          The Company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of". Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognised in the period it is determined.


                                      F35

Note  2   Summary  of  Significant  Accounting  Principles  -  (cont.d)
          ------------------------------------------------

          Foreign  Currency  Translation
          ------------------------------

          The functional currency of the Company is Canadian dollars, which has been translated into US dollars, the reporting currency, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation"." Assets and liabilities are translated at the exchange rate at the balance sheet date and revenue and expenses are translated at the exchange rate at the date those elements are recognized. Any translation adjustments resulting are not included in determining net income but are included in other comprehensive income. The exchange rate in effect at the balance sheet date, is the rate of CDN$1.5996 for US$1 and the average rate for the year was CDN$1.5565 for US$1.

          Revenue  Recognition
          --------------------

          Revenue from advertising and e-commerce links will be recognized when it is earned, upon receipt of a non-cancellable contract and collectbility is reasonably assured. Revenue recognition from these sales are net of applicable provisions for refunds, discounts and allowances. Revenues from subscriptions to affiliates websites will be recorded in the same manner as revenue from advertising and e-commerce links, net of an allowance for estimated terminated subscriptions.

          Website  Maintenance
          --------------------

          Website  maintenance  costs  are  expensed  as  incurred.

          Income  Taxes
          -------------

          The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

          Basic  Loss  per  Share
          -----------------------

          The Company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase. Diluted loss per share has not been provided as it would be antidilutive. These figures have been calculated giving retroactive effect for all forward and reverse stock splits.


          Fair  Market  Value  of  Financial  Instruments
          -----------------------------------------------

          The carrying value of accounts receivable, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

          Comprehensive  Loss
          -------------------

          Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", was adopted during the year ended January 31, 2001. The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive loss includes foreign currency translation adjustments. Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

                                      F36

Note  3   Discontinued  Operations
          ------------------------

          By a share purchase agreement dated January 15, 2001, the Company sold its wholly-owned subsidiary, Glassmaster for $200. The loss related to this subsidiary has been reclassified for the years ended January 31, 2001 and 2000 as loss from discontinued operations.

Note  4   Capital  Assets
          ---------------




                               2002                 2001
                           -------------           ------
                            Accumulated
                           -------------
                   Cost    Amortization     Net     Net
                  -------  -------------  -------  ------
Office equipment  $23,415  $       7,199  $16,216  $7,196
                  =======  =============  =======  ======




Note  5   Investment
          ----------

          By an agreement dated September 28, 2000, the Company acquired 2,500,000 common shares (33 1/3%) of iNoize by the payment of $166,889. iNoize is an unrelated third party. By an agreement dated May 25, 2001, the Company acquired an additional 1,875,000 common shares (13 1/3%) of iNoize for $66,665. At January 31, 2002, the Company's owns a total of 4,375,000 common shares of iNoize, representing 46 2/3% of the issued and outstanding shares of iNoize.

          iNoize is developing various software applications to enable locating and sharing of personal music collections by broadband streaming over the internet.

          The difference between the amount of the cost of the investment and the amount of underlying equity in net assets at the time of the acquisitions as noted above, is $267,418. This amount is being amortized on the straight-line method over three years.


                                    (Restated
                                   - Note 15)
                         2002         2001
                      -----------  -----------
Opening balance. . .  $  126,475   $        -
Acquisition cost . .      55,708      166,889
Equity share of loss   (  81,288)   (  40,414)
                      -----------  -----------

Net carrying value .  $  100,895   $  126,475
                      ===========  ===========



                                      F37

          ----------

          Summarized financial information for this investment at January 31, 2002 and 2001 and for the periods then ended is as follows:



                                                     2002             2001
                                                ---------------  --------------
Current assets . . . . . . . . . . . . . . . .  $       44,813   $       7,848
Capital assets . . . . . . . . . . . . . . . .          10,417          14,039
                                                ---------------  --------------

Total assets . . . . . . . . . . . . . . . . .  $       55,230   $      21,887
                                                ===============  ==============

Current liabilities. . . . . . . . . . . . . .  $       69,576   $      51,372
Total shareholders' deficiency . . . . . . . .         (14,346)      (  29,485)
                                                ---------------  --------------

Total liabilities and shareholders' deficiency  $       55,230   $      21,887
                                                ===============  ==============


                                                Twelve months    Eight months
                                                ---------------  --------------
Net sales. . . . . . . . . . . . . . . . . . .  $        6,972   $           -
General and administrative expenses. . . . . .       (  44,326)     (  195,800)
                                                ---------------  --------------

Net loss for the period. . . . . . . . . . . .  $    (  37,354)  $  (  195,800)
                                                ===============  ==============



Note  6   License  Agreement
          ------------------

          By a license agreement dated November 15, 2000 and amended June 30, 2001, iNoize granted the Company a non-exclusive, world-wide intellectual property license of the iNoize Technology ("Technology") to copy and use the Technology and to sublicense the Technology for an unlimited period. In addition, iNoize agreed to provide management services to the Company for an unlimited period. In consideration for the license and management services, the Company will pay royalties to iNoize of CDN$0.02 for each participating end-user, for the first
          500,000 end users, and CDN$0.05 for each participating end-user thereafter. The royalties will commence on the latter of the date the Company procures 250,000 user's on the Jackalope website or October 31, 2002.

Note  7   Notes  Receivable
          -----------------

          Promissory notes in the amount of $42,324 (CDN$67,701) are unsecured, bear interest at prime plus 2% per annum and are due on or before April 30, 2002. These promissory notes are due from iNoize. iNoize is a related party by virtue of the Company's equity interest held (Note
          5).  Subsequent  to  January  31,  2002,  these  notes  were  repaid.

                                      F38

Note  8   Capital  Stock
          --------------

          Authorized:
          -----------
          100,000,000  common  shares  without  par  value

          Escrow:
          -------
          During the year ended January 31, 2002, the Company cancelled all escrow shares outstanding.

          Commitments:
          ------------
          Share  Purchase  Warrants
          At January 31, 2002, the following share purchase warrants were outstanding entitling the holder thereof the right to purchase one common share for each warrant held:



 Number      Exercise Price    Expiry Date
---------  ------------------  ---------------

4,405,000  $ 0.067 (CDN$0.10)  October 2, 2002
1,000,000  $0.296 (CDN $0.46)  August 8, 2003
---------

5,405,000
=========



Note  9   Related  Party  Transactions  -  Note  7
          ----------------------------

          The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:


                                                                     February 1, 1997
                                                                      (Date of Incep-
                                                                     tion of Develop-
                                                                      ment Stage) to
                    Years ended January 31,   January 31,
                              2002                2001       2000          2002
                    ------------------------  ------------  -------  -----------------

Consulting fees. .  $                 20,400  $     31,800  $38,400  $         254,934
Management fees. .                         -             -        -             87,486
Office and general                         -             -        -              5,387
Professional fees.                     7,153         3,658    4,700             30,693
Severance pay. . .                         -             -        -             50,000
                    ------------------------  ------------  -------  -----------------

                    $                 27,553  $     35,458  $43,100  $         428,500
                    ========================  ============  =======  =================




          These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

                                      F39

Note  9   Related  Party  Transactions  -  Note  7  -  (cont'd)
          ----------------------------

          Included  in  accounts  payable  at  January  31,  2002 is $Nil (2001:
          $3,132) with respect to fees and expenses due to directors and companies controlled by directors of the Company.

          Due to related parties consist of advances from a director of the Company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

          As a result of the sale of Glassmaster Industries Inc. (Note 3) during the year ended January 31, 2001, the Company settled total accounts payable of $15,833 due to a company with common directors ($13,044) and to a former director of the Company ($2,799).

Note  10  Deferred  Tax  Assets
          ---------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The following table summarizes the significant components of the Company's deferred tax assets:



                                               Total
                                            ------------
Deferred Tax Assets
   Net operating loss carryforward . . . .  $   301,718
                                            ============

Gross deferred tax assets. . . . . . . . .  $   301,718
Valuation allowance for deferred tax asset   (  301,718)
                                            ------------

                                            $         -
                                            ============



          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry, due to sustained losses from operations. Management believes that it is more likely than not that the carryforwards will expire and will not be realized from future operations.

Note  11   Income  Taxes
           -------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At January 31, 2002, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $887,405 the potential tax benefit of which has not been recorded in the financial statements.

                                      F40

Note  12   New  Accounting  Standards
           --------------------------

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations" which standardized the accounting for business combinations. SFAS is effective for business combinations initiated after June 30, 2001. Adopting this standard will not have a significant impact on the Company's financial position, results of operations or cash flows.

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" which standardized the accounting for goodwill and other intangible assets. SFAS is effective for the fiscal years beginning after December 15, 2001. Adopting this standard may have a significant impact on the Company's financial position, results of operations and cash flows. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from the transitional impairment test) are to be reported as resulting from a change in accounting principle.

Note  13   Statement  of  Cash  Flows
           --------------------------




                                                                   February 1, 1997
                                                                   (Date of Incep-
                                                                   tion of Develop
                                                                    ment Stage) to
                                                                     January 31,
                                    2002      2001        2000           2002
                                    -----  -----------  --------  ------------------

Loss from discontinued
 operations. . . . . . . . . . . .  $   -  $(  15,468)  $(  248)  $      (  546,870)
Item not involving cash:
    Write-down on investment . . .      -           -         -             265,827
    Advances to subsidiary written
      -off . . . . . . . . . . . .      -     546,870         -             546,870
                                    -----  -----------  --------  ------------------

                                        -     531,402    (  248)            265,827
Changes in discontinued operations
 non-cash working capital balances
 consist of:
    Amortization . . . . . . . . .      -           -         -                 342
    Accounts receivable. . . . . .      -           -         -              25,000
    Prepaid expenses . . . . . . .      -           -         -               3,150
    Accounts payable . . . . . . .      -           -         -            (  9,682)
    Due to related parties . . . .      -           -         -              92,340
    Due from related parties . . .      -           -         -            (  9,955)
    Advances to subsidiary . . . .      -           -         -              28,250
                                    -----  -----------  --------  ------------------

                                    $   -  $  531,402   $(  248)  $         395,272
                                    =====  ===========  ========  ==================

Cash  flows  from  discontinued  operations  consist  of:



                                      F41

Note  14   Non-cash  Transaction
           ---------------------

          Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the year ended January 31, 2002, the Company issued 250,000 common shares pursuant to the exercise of share purchase warrants at $0.062 (CDN$0.10), for subscriptions of $16,631 paid for during the year ended January 31, 2001. This transaction has been excluded from the statement of cash flows.

Note  15   Accounting  Changes
           -------------------

          The January 31, 2001 figures have been restated to recognize the amortization of goodwill in the Company's equity interest in iNoize, totalling $17,058, commencing on the date of acquisition, September 28, 2000. The effect of this correction has been to increase the deficit by $17,058, decrease the investment in iNoize by $17,058 and increase the equity share of the loss from investment by $17,058.

Note 16   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------

          These financial statements have been prepared in accordance with accounting principles generally accepted in The United States which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

          The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

          a)   Earnings  Per  Share

               Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

               Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

          b)   Deferred  Tax  Assets

               Under US GAAP, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

              The  amount taken into income as a deferred tax asset must reflect that portion of the income tax loss carryforward which is likely to be realized from future operations. Considering the Company's cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available income tax loss carryforward, regardless of their terms of expiry.

                                      F42

Note 16     Differences Between Canadian and United States Accounting Principles
            --------------------------------------------------------------------

          b)   Deferred  Tax  Assets  -  (cont'd)

               Under Canadian GAAP income taxes are accounted for using the deferral method of tax allocation, under which income taxes are provided in the year in which the transaction affect net income regardless of when such items are recognized for income tax purposes. Timing differences giving rise to deferred taxes relate primarily to claiming of capital cost allowance for income tax purposes in excess of amortization recorded in the accounts.

               The impact of the above on the financial statements is as follows:



                                                                          (Restated
                                                                          - Note 15)
                                                                  Years ended January 31,
                                                       2002                  2001            2000
                                             -------------------------  --------------  --------------
Comprehensive loss for the year per US GAAP  $             (  303,686)  $  (  157,883)  $   (  98,816)
                                             -------------------------  --------------  --------------

Net loss for the year per Canadian GAAP . .  $             (  303,686)  $  (  157,883)  $   (  98,816)
                                             =========================  ==============  ==============

Basic loss per share per Canadian GAAP. . .  $                (  0.03)  $     (  0.05)  $     (  0.07)
                                             =========================  ==============  ==============

Weighted average number of shares
 outstanding per  Canadian GAAP . . . . . .                 9,139,049       3,292,720       1,469,816
                                             =========================  ==============  ==============


Deficit, end of the year per US GAAP. . . .  $           (  4,981,415)  $(  4,683,607)  $(  4,517,367)
Accumulated other comprehensive loss. . . .                 (  22,777)      (  16,899)      (  25,256)
                                             -------------------------  --------------  --------------

Deficit, end of the year per Canadian GAAP.  $           (  4,987,134)  $(  4,683,448)  $(  4,542,623)
                                             =========================  ==============  ==============




                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                        REPORT AND  FINANCIAL STATEMENTS
                            January 31, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------



                                      F43

TERRY  AMISANO  LTD.                                             AMISANO  HANSON
KEVIN  HANSON,  C.A.                                      CHARTERED  ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
Iquest  Networks  Inc.
(formerly  Interlink  Systems  Inc.)

We have audited the accompanying balance sheets of Iquest Networks Inc. (formerly Interlink Systems Inc.) (a development stage company) as at January 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended January 31, 2001 and for the period from inception of the development stage, February 1, 1997 to January 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iquest Networks Inc. (formerly Interlink Systems Inc.) as at January 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2001 and for the period from inception of the development stage, February 1, 1997 to January 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in
Note 1 to the financial statements, the company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                               "Amisano Hanson"
  March 15, 2001, except as to Note 14, which is as of     Chartered Accountants
                               April 23, 2001, and Note 14 (111), which is as of
                                                                    May 25, 2001

Comments  by  Auditors  for  Canadian Readers on U.S.- Canada Reporting Conflict
--------------------------------------------------------------------------------

In Canada, reporting standards for auditors do not require the addition of an explanatory paragraph (following the opinion paragraph) or a reservation of opinion when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern and such doubt is accounted for and disclosed in accordance with Canadian generally accepted accounting principles.
Our report to the stockholders dated March 15, 2001, except as to Note 14, which is as of April, 23, 2001, is expressed in accordance with United States reporting standards which requires an explanatory paragraph in the auditor's report.

Vancouver, Canada                                               "Amisano Hanson"
March 15, 2001, except as to Note 14 (11), which is as     Chartered Accountants
of April 23, 2001, and Note 14 (111), which is as of May 25, 2001

750  WEST  PENDER  STREET,  SUITE  604                  TELEPHONE:  604-689-0188
VANCOUVER  CANADA                                       FACSIMILE:  604-689-9773
V6C  2T7  E-MAIL:                                                  amishan@telus



                                      F44

                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                                 BALANCE SHEETS
                            January 31, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------





                                     ASSETS
                                     -------
                                                                   2001            2000
                                                              --------------  --------------
Current
    Cash . . . . . . . . . . . . . . . . . . . . . . . . . .  $      89,464   $           -
    Accounts receivable. . . . . . . . . . . . . . . . . . .          1,529           1,580
    Due from related parties - Note 8. . . . . . . . . . . .              -           1,403
    Prepaid expenses . . . . . . . . . . . . . . . . . . . .            913               -
                                                              --------------  --------------

                                                                     91,906           2,983
Capital assets - Note 4. . . . . . . . . . . . . . . . . . .          7,196           5,947
Investment - Note 5. . . . . . . . . . . . . . . . . . . . .        143,533               -
Notes receivable - Note 7. . . . . . . . . . . . . . . . . .          8,648               -
                                                              --------------  --------------

                                                              $     251,283   $       8,930
                                                              ==============  ==============

                                  LIABILITIES
                                  ------------
Current
    Bank overdraft . . . . . . . . . . . . . . . . . . . . .  $           -   $      10,134
    Accounts payable - Note 9. . . . . . . . . . . . . . . .         32,727          34,487
    Due to related parties - Note 9. . . . . . . . . . . . .         18,584          40,954
                                                              --------------  --------------

                                                                     51,311          85,575
                                                              --------------  --------------

                        STOCKHOLDERS' EQUITY (DEFICIENCY)
                        ---------------------------------
Common stock - Notes 8 and 14
Authorized:
    100,000,000 common shares without par value
Issued:
    7,537,994 common shares (2000:  1,512,994 common shares)      4,866,789       4,465,978
    Shares subscribed - Notes 8 and 14 . . . . . . . . . . .         16,631               -
Deficit accumulated during the development stages. . . . . .   (  4,666,549)   (  4,517,367)
Accumulated other comprehensive loss . . . . . . . . . . . .      (  16,899)      (  25,256)
                                                              --------------  --------------

                                                                    199,972       (  76,645)
                                                              --------------  --------------

                                                              $     251,283   $       8,930
                                                              ==============  ==============



Nature  and  Continuance  of  Operations  -  Note  1
Commitments  -  Note  8
Subsequent  Events  -  Note  14

APPROVED  BY  THE  DIRECTORS:



 "Anton  J.  Drescher",  Director           "Christopher  Desrosiers",  Director
----------------------                     --------------------------
                Anton J. Drescher          Christopher Desrosiers



                             SEE ACCOMPANYING NOTES



                                      F45

                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
               for the years ended January 31, 2001, 2000 and 1999
   and February 1, 1997 (Date of Inception of Development Stage) to January 31,
                                      2001
                             (Stated in US Dollars)
                              --------------------




                                                                                                 February 1, 1997
                                                                                                 (Date of Incep-
                                                                                                 tion of Develop-
                                                                                                  ment Stage) to
                                                          Years ended January 31,                   January 31,
                                                  2001                 2000           1999             2001
                                        -------------------------  -------------  ------------  ------------------
General and Administrative
Expenses
    Amortization of capital assets . .  $                  1,227   $      1,489   $       977   $           5,052
    Automobile expenses. . . . . . . .                         -          1,672             -               1,672
    Consulting fees - Note 9 . . . . .                    31,800         43,805       125,979             244,606
    Filing fees. . . . . . . . . . . .                     2,095          1,044         1,246               5,477
    Insurance. . . . . . . . . . . . .                         -          1,318             -               1,318
    Management fees - Note 9 . . . . .                         -              -        45,000              87,486
    Office and general - Note 9. . . .                     8,591         10,169        45,344              86,369
    Printing . . . . . . . . . . . . .                     2,557            885             -               4,387
    Professional fees - Note 9 . . . .                    45,890         14,209        19,864             108,395
    Rent . . . . . . . . . . . . . . .                     9,262          9,325        19,986              51,502
    Telephone. . . . . . . . . . . . .                       374         12,154        14,063              31,929
    Transfer agent fees. . . . . . . .                     3,805          3,037         3,087              13,069
    Travel and entertainment . . . . .                         -          1,945        27,242              43,802
    Website maintenance. . . . . . . .                    20,806              -         4,634              25,441
                                        -------------------------  -------------  ------------  ------------------

Loss  before non-operating . . . . . .                (  126,407)    (  101,052)   (  307,422)         (  710,505)
                                        -------------------------  -------------  ------------  ------------------

Non-operating loss
    Gain on settlement of accounts . .                    15,833                                           15,833
      payable - Note 9                                                        -             -
    Equity share of loss from
     investment    - Note 5. . . . . .                 (  23,356)             -             -           (  23,356)
    Gain on sale of subsidiary
       - Note 3. . . . . . . . . . . .                       200              -             -                 200
    Interest income. . . . . . . . . .                        16              -             -                  16
    Severance pay - Note 9 . . . . . .                         -              -     (  50,000)          (  50,000)
    Loss on disposal of capital assets                         -              -      (  1,400)           (  1,400)
                                        -------------------------  -------------  ------------  ------------------

                                                        (  7,307)             -     (  51,400)          (  58,707)
                                        -------------------------  -------------  ------------  ------------------

Loss from continuing operations. . . .                (  133,714)    (  101,052)   (  358,822)         (  769,212)








                                                                        /Cont'd.


                             SEE ACCOMPANYING NOTES



                                      F46

                              IQUEST  NETWORKS  INC.                  Continued
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
               for the years ended January 31, 2001, 2000 and 1999
   and February 1, 1997 (Date of Inception of Development Stage)
                              to January 31, 2001
                             (Stated in US Dollars)
                              --------------------




                                                                                              February 1, 1997
                                                                                              (Date of Incep-
                                                                                              tion of Develop-
                                                                                               ment Stage) to
                                      Years ended January 31,    January 31,
                                               2001                 2000           1999             2001
                                     -------------------------  -------------  ------------  ------------------
Loss from discontinued operations
 - Schedule 1 . . . . . . . . . . .                 (  15,468)        (  248)   (  132,283)                  -
                                     -------------------------  -------------  ------------  ------------------

Net loss for the year . . . . . . .                (  149,182)    (  101,300)   (  491,105)         (  769,212)
Other comprehensive income (loss):
    Foreign currency adjustments. .                     8,357          2,484     (  15,396)          (  16,899)
                                     -------------------------  -------------  ------------  ------------------

Comprehensive loss. . . . . . . . .  $             (  140,825)  $  (  98,816)  $(  506,501)  $      (  786,111)
                                     =========================  =============  ============  ==================


Loss per share from continuing
    operations. . . . . . . . . . .  $                (  0.04)  $    (  0.07)  $   (  0.03)
                                     =========================  =============  ============

Loss per share from discontinued. .  $                (  0.00)  $    (  0.00)  $   (  0.01)
                                     =========================  =============  ============
    operations

Basic loss per share. . . . . . . .  $                (  0.04)  $    (  0.07)  $   (  0.04)
                                     =========================  =============  ============

Weighted average shares outstanding                 3,292,720      1,469,816    12,797,439
                                     =========================  =============  ============





                             SEE ACCOMPANYING NOTES




                                      F47

                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
               for the years ended January 31, 2001, 2000 and 1999
   and February 1, 1997 (Date of Inception of Development Stage) to January 31,
                                      2001
                             (Stated in US Dollars)
                              --------------------



                                                                                                       February 1, 1997
                                                                                                       (Date of Incep-
                                                                                                       tion of Develop
                                                                                                        ment Stage) to
                                                               Years ended January 31,                   January 31,
                                                         2001                 2000          1999             2001
                                               -------------------------  ------------  ------------  ------------------
Cash flow used in operating activities
    Comprehensive net loss for the year from.  $             (  125,357)  $ (  98,568)  $(  374,218)  $      (  786,111)
      continuing operations
    Items not involving cash:
      Amortization of capital assets. . . . .                     1,227         1,489           977               5,064
      Foreign exchange. . . . . . . . . . . .                         -             -           817            (  8,256)
      Loss on disposal of capital assets. . .                         -             -         1,400               1,400
      Gain on settlement of accounts payable.                 (  15,833)            -             -           (  15,833)
      Equity share of loss. . . . . . . . . .                    23,356             -             -              23,356
      Gain on sale of subsidiary. . . . . . .                    (  200)            -             -              (  200)
    Changes in continuing operations non-cash
      working capital balances consist of:
      Accounts receivable . . . . . . . . . .                        51         1,460           573           (  24,924)
      Due from related parties. . . . . . . .                (  491,952)    (  43,474)   (  110,067)         (  645,299)
      Prepaid expenses. . . . . . . . . . . .                    (  913)            -             -            (  4,063)
      Accounts payable. . . . . . . . . . . .                    14,073        15,943      (  5,079)             58,131
      Advances to subsidiary. . . . . . . . .                 (  53,515)            -     (  28,041)          (  81,556)
      Due to related parties. . . . . . . . .                 (  22,370)        1,719         1,727              96,062

    Net cash used in operating activities . .                (  671,433)   (  121,431)   (  511,911)       (  1,382,229)
                                               -------------------------  ------------  ------------  ------------------

Cash flow used in investing
   activities:
    Acquisition of investment . . . . . . . .                (  166,889)            -             -          (  432,716)
    Proceeds on disposal of capital assets. .                         -             -             -                 776
    Proceeds on sale of subsidiary. . . . . .                       200             -             -                 200
    Purchase of capital assets. . . . . . . .                  (  2,476)            -      (  4,563)           (  9,302)
    Notes receivable. . . . . . . . . . . . .                  (  8,648)            -             -            (  8,648)
                                               -------------------------  ------------  ------------  ------------------

Net cash used in investing activities . . . .                (  177,813)            -      (  4,563)         (  449,690)
                                               -------------------------  ------------  ------------  ------------------

Cash flow provided by financing activities:
    Common shares issued for cash . . . . . .                   400,811       120,451       448,322           1,505,567
    Shares subscribed . . . . . . . . . . . .                    16,631             -             -              16,631
                                               -------------------------  ------------  ------------  ------------------

Net cash provided by financing activities . .                   417,442       120,451       448,322           1,522,198
                                               -------------------------  ------------  ------------  ------------------








                                                                        /Cont'd.


                             SEE ACCOMPANYING NOTES



                                      F48

                            IQUEST  NETWORKS  INC.                    Continued
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
               for the years ended January 31, 2001, 2000 and 1999
   and February 1, 1997 (Date of Inception of Development Stage) to January 31,
                                      2001
                             (Stated in US Dollars)
                              --------------------



                                                                                                         February 1, 1997
                                                                                                         (Date of Incep-
                                                                                                         tion of Develop
                                                                                                          ment Stage) to
                                                                         Years ended January 31,             January 31,
                                                           2001                 2000          1999             2001
                                                 -------------------------  -------------  -----------  ------------------
    Decrease in cash during the year from
     continuing operations. . . . . . . . . . .                (  431,804)        (  980)   (  68,152)         (  309,721)
    Cash flows from discontinued operations . .                   531,402         (  248)    (  2,838)            395,272
                                                 -------------------------  -------------  -----------  ------------------
     - Note 13

Net increase (decrease) in cash . . . . . . . .                    99,598       (  1,228)   (  70,990)             85,551
Cash (cash deficiency), beginning of the period                 (  10,134)      (  8,906)      62,084               3,913
                                                 -------------------------  -------------  -----------  ------------------

Cash (cash deficiency), end of the period . . .  $                 89,464   $  (  10,134)  $ (  8,906)  $          89,464
                                                 =========================  =============  ===========  ==================





                             SEE ACCOMPANYING NOTES


                                      F49

                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                      STATEMENT OF STOCKHOLDER'S DEFICIENCY
            for the years ended January 31, 1982 to January 31, 2001
                              (Stated in US Dollars)
                               --------------------



                                                                                   Deficit       Accumulated
                                                                                 Accumulated        Other
                                                              Common              During the    Comprehensive
                                                    Number     Stock             Development       Income
                                                   of Shares   Price    Amount      Stages        (Note 2)       Total
                                                   ---------  -------  --------  ------------  ---------------  --------
Issued on incorporation 1983. . . . . . . . . . .    197,501  $ 0.121  $ 23,989  $          -  $            -   $ 23,989
Escrow shares issued for resource property 1983 .    750,000    0.008     6,073                                    6,073
Issued for prospectus 1984. . . . . . . . . . . .  1,000,000    0.125   125,000                                  125,000
Issued for private placement 1987 . . . . . . . .    456,250    0.453   206,464                                  206,464
Exercise of share purchase warrants 1987. . . . .    400,000    0.189    75,420                                   75,420
Exercise of share purchase options 1987 . . . . .     95,000    0.347    32,959                                   32,959
Issued for settlement of debt 1987. . . . . . . .    221,610    0.226    50,142                                   50,142
Exercise of share purchase options 1988 . . . . .    113,000    0.406    45,905                                   45,905
Issued for settlement of debt 1988. . . . . . . .    105,503    1.934   204,011                                  204,011
Issued for private placement 1989 . . . . . . . .    100,000    0.211    21,111                                   21,111
Exercise of share purchase options 1989 . . . . .     25,000    0.828    20,689                                   20,689
Issued for settlement of debt 1989. . . . . . . .    246,369    0.422   104,023                                  104,023
Exercise of share purchase warrants 1990. . . . .    100,000    0.386    38,560                                   38,560
Issued for private placement 1990 . . . . . . . .     20,000    0.428     8,569                                    8,569
Exercise of share purchase options 1990 . . . . .    191,305    0.840   160,650                                  160,650
Issued for settlement of debt 1990. . . . . . . .    131,294    1.371   180,009                                  180,009
Issued for private placement 1991 . . . . . . . .    625,000    0.454   283,645                                  283,645
Exercise of share purchase options 1991 . . . . .    488,586    0.244   119,396                                  119,396
Issued for settlement of debt 1991. . . . . . . .    206,932    0.873   180,600                                  180,600
Exercise of share purchase options 1992 . . . . .  1,230,000    0.041    50,898                                   50,898
Exercise of share purchase options 1993 . . . . .    800,000    0.039    31,013                                   31,013
Issued for private placement 1993 . . . . . . . .  2,000,000    0.039    77,531                                   77,531
Issued for settlement of debt 1993. . . . . . . .    981,310    0.078    76,082                                   76,082
Exercise of share purchase options 1994 . . . . .    970,000    0.039    37,603                                   37,603
Issued for private placement 1994 . . . . . . . .  2,000,000    0.073   146,424                                  146,424
Exercise of share purchase warrants 1994. . . . .  2,000,000    0.073   146,424                                  146,424
Issued for acquisition of subsidiary company 1994  4,500,000    0.037   164,727                                  164,727
Issued for settlement of debt 1994. . . . . . . .    995,033    0.073    72,848                                   72,848


                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES


                                      F50

     IQUEST  NETWORKS  INC.     Continued
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                      STATEMENT OF STOCKHOLDER'S DEFICIENCY
            for the years ended January 31, 1982 to January 31, 2001
                              (Stated in US Dollars)
                               --------------------




                                                                                     Deficit      Accumulated
                                                                                   Accumulated       Other
                                                               Common              During the    Comprehensive
                                                    Number     Stock               Development       Income
                                                  of Shares    Price    Amount       Stages         (Note 2)         Total
                                                 ------------  ------  ---------  -------------  --------------  -------------
Issued for private placement 1995 . . . . . . .    1,000,000    0.073     72,854                                       72,854
Issued for private placement 1995 . . . . . . .    6,000,000    0.036    218,563                                      218,563
Exercise of share purchase warrants 1995. . . .      500,000    0.036     18,214                                       18,214
Exercise of share purchase warrants 1995. . . .      400,000    0.073     29,142                                       29,142
Share consolidation - 1 share for 5 shares 1995  (23,079,754)
Exercise of share purchase warrants 1995. . . .       15,000    0.364      5,464                                        5,464
Exercise of share purchase warrants 1995. . . .       40,000    0.182      7,285                                        7,285
Issued for private placement 1996 . . . . . . .      525,000    0.181     95,014                                       95,014
Exercise of share purchase warrants 1996. . . .      150,000    0.226     33,934                                       33,934
Exercise of share purchase warrants 1996. . . .      105,000    0.452     47,507                                       47,507
Exercise of share purchase warrants 1997. . . .      525,000    0.181     94,806                                       94,806
Exercise of share purchase options 1997 . . . .      660,000    0.072     47,674                                       47,674
Comprehensive loss from inception to                                              (  3,350,470)              -   (  3,350,470)
   January 31, 1997
Other comprehensive income from inception to                                                                 3              3
                                                                                                 --------------  -------------
   January 31, 1997

Balance January 31, 1997. . . . . . . . . . . .    7,789,939           3,361,222  (  3,350,470)              3         10,755
Issued for cash:
    Private placement . . . . . . . . . . . . .    2,000,000    0.144    287,294                             -        287,294
    Share purchase options. . . . . . . . . . .      385,000    0.180     69,130                             -         69,130
Share subdivision - 2 shares for 1 share. . . .   10,174,939                                                 -
Issued for cash:
    Private placement . . . . . . . . . . . . .    2,500,000    0.072    179,559                             -        179,559
Comprehensive loss for year                                                         (  574,492)              -     (  574,492)
Other comprehensive loss for the year . . . . .            -                   -             -       (  12,347)     (  12,347)
                                                 ------------          ---------  -------------  --------------  -------------



                                                                        /Cont'd.



                             SEE ACCOMPANYING NOTES


                                      F51

                               IQUEST  NETWORKS  INC.         Continued
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                      STATEMENT OF STOCKHOLDER'S DEFICIENCY
            for the years ended January 31, 1982 to January 31, 2001
                              (Stated in US Dollars)
                               --------------------




                                                                                  Deficit        Accumulated
                                                                                Accumulated         Other
                                                           Common                During the     Comprehensive
                                                Number     Stock                Development        Income
                                              of Shares    Price     Amount        Stages         (Note 2)         Total
                                             ------------  ------  ----------  --------------  ---------------  ------------
Balance January 31, 1998. . . . . . . . . .   22,849,878            3,897,205   (  3,924,962)       (  12,344)    (  40,101)
Issued for cash:
    Share purchase warrants . . . . . . . .    3,950,000    0.077     304,866                               -       304,866
    Share purchase warrants . . . . . . . .    1,000,000    0.067      67,114                               -        67,114
    Share purchase options. . . . . . . . .      910,000    0.084      76,342                               -        76,342

Comprehensive loss for year                                                       (  491,105)               -    (  491,105)
Other comprehensive loss for the year . . .            -                    -              -        (  15,396)    (  15,396)
                                             ------------          ----------  --------------  ---------------  ------------

Balance January 31, 1999. . . . . . . . . .   28,709,878            4,345,527   (  4,416,067)       (  27,740)    (  98,280)
Issued for cash
    Share purchase warrants . . . . . . . .    1,550,000    0.077     120,451              -                        120,451
Share consolidation - 1 share for 10 shares  (27,233,890)                   -              -                              -
Comprehensive loss for the year . . . . . .            -                    -     (  101,300)               -    (  101,300)
Other comprehensive income for the year . .            -                    -              -            2,484         2,484
                                             ------------          ----------  --------------  ---------------  ------------

Balance, January 31, 2000 . . . . . . . . .    3,025,988            4,465,978   (  4,517,367)       (  25,256)    (  76,645)
Share consolidation - 1 share for 2 shares.   (1,512,994)                   -              -                -             -
Issued for cash:
    Private placement . . . . . . . . . . .    6,000,000    0.069     399,148              -                -       399,148
    Share purchase warrants . . . . . . . .       25,000    0.069       1,663              -                -         1,663
Comprehensive loss for the year . . . . . .            -                    -     (  149,182)               -    (  149,182)
Other comprehensive income for the year . .            -                    -              -            8,357         8,357
                                             ------------          ----------  --------------  ---------------  ------------

Balance, January 31, 2001 . . . . . . . . .    7,537,994           $4,866,789  $(  4,666,549)  $    (  16,899)  $   183,341
                                             ============          ==========  ==============  ===============  ============





                             SEE ACCOMPANYING NOTES


                                      F52

                               IQUEST  NETWORKS  INC.               Schedule  I
                        (formerly Interlink Systems Inc.)
                 STATEMENTS OF LOSS FROM DISCONTINUED OPERATIONS
                for the years ended January 31, 2001, 2000, 1999
   and February 1, 1997 (Date of Inception of Development Stage)
                              to January 31, 2001
   ----------------------------------------------------------------------------




                                                                          February 1, 1997
                                                                           Date of Incep
                                                                          tion of Develop-
                                                                           ment Stag) to
                                                                            January 31,
                                       2001        2000        1999             2001
                                    -----------  --------  ------------  ------------------
Operating Expenses
    Advertising and promotion. . .  $        -   $     -   $     2,000   $           2,000
    Amortization . . . . . . . . .           -         -           342                 354
    Automobile expenses. . . . . .           -         -         4,031              14,563
    Consulting . . . . . . . . . .           -         -        33,750              69,558
    Filing fees. . . . . . . . . .           -         -            25                  25
    Office expenses. . . . . . . .           -       248        25,289              46,797
    Professional fees. . . . . . .           -         -        10,780              24,367
    Rent . . . . . . . . . . . . .           -         -         6,603               9,383
    Telephone. . . . . . . . . . .           -         -        14,977              28,412
    Travel . . . . . . . . . . . .           -         -        29,619              65,249
    Web Site costs . . . . . . . .           -         -         4,867               4,867
                                    -----------  --------  ------------  ------------------

Loss before other items. . . . . .           -    (  248)   (  132,283)         (  265,575)
Other items
    Write-off of advances on . . .           -         -             -          (  265,827)
      investment
    Net investment and advances to   (  15,468)        -             -              15,468
                                    -----------  --------  ------------  ------------------
     subsidiary written-off

Loss from discontinued operations.  $(  15,468)  $(  248)  $(  132,283)  $      (  515,934)
                                    ===========  ========  ============  ==================

Loss per share from discontinued
operations . . . . . . . . . . . .  $     0.00   $  0.00   $   (  0.01)
                                    ===========  ========  ============






                             SEE ACCOMPANYING NOTES



                                      F53

                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                            January 31, 2001 and 2000
                            (Stated in U.S. Dollars)
                             ----------------------


Note  1   Nature  and  Continuance  of  Operations
          ----------------------------------------

          iQuest Networks Inc. is a public company in the development stage and is listed on the Canadian Venture Exchange. The company is continuing to develop its Jackalope Audio Website to allow music enthusiasts to access and listen to shared music files from their peers over a secure, streaming audio network that prevents downloading of files.

          iQuest Networks Inc.'s corporate jurisdiction is the State of Wyoming and it is extra-provincially registered in British Columbia and Alberta, Canada. The company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the company changed its name to Force Resources Ltd. On December 1, 1994 the company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis. On April 24, 1998 the company continued its corporate jurisdiction into the state of Wyoming. On January 19, 2000, the company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis. On August 14, 2000, the company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis. On October 9, 1997 the company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. ("Glassmaster") in the State of Nevada. On January 15, 2001, the company sold 100% of its interest in Glassmaster (See Note
          3).

          These financial statements have been prepared on a going concern basis. The company has accumulated losses during the development stage of $4,683,448 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The company has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2002 by entering into licensing agreements with companies that have secured digital distribution rights and by issuing equity securities (Note 14). These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the company be unable to continue as a going concern.

Note  2   Summary  of  Significant  Accounting  Principles
          ------------------------------------------------

          The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


                                      F54

Note  2   Summary  of  Significant  Accounting  Principles  -  (cont.d)
          ------------------------------------------------

          Development  Stage  Company
          ---------------------------

          The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2001, the period in which the company has undertaken a new development stage activity.

          Principles  of  Consolidation
          -----------------------------

          During the year ended January 31, 2000, the financial statements included the accounts of the company and its wholly-owned subsidiary, Glassmaster (Note 3).

     Capital  Assets  and  Amortization
     ----------------------------------

          Office equipment is recorded at cost. The company provides for amortization using the declining balance method at the rate of 20% per annum.

          Investment
          ----------

          The company's 33 1/3% investment in iNoize.com Software Ltd. ("iNoize") (Note 5), is accounted for by the equity method. Under this method, the investment is initially recorded at cost and is increased for the proportionate share of any post acquisition earnings and is decreased by any post acquisition losses and dividends received. The excess of the cost of equity investment over the underlying book value at the date of acquisition is amortized over the estimated useful lives of the underlying assets to which it is attributed. A loss in value of an investment which is other than a temporary decline would be recognized the same as a loss in value of other long-lived assets. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment.

          Impairment  of  Long-lived  Assets
          ----------------------------------

          The company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of. Certain long-lived assets and identifiable intangibles held by the company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognised in the period it is determined.

          Foreign  Currency  Translation
          ------------------------------

          Foreign currency transactions are translated into U.S. dollars by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". Under this method, assets and liabilities are translated at the year-end exchange rate. Revenues, expenses, gains and losses are translated at the average exchange rate during the year.

          Income  Taxes
          -------------

          The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

                                      F55

Note  2   Summary  of  Significant  Accounting  Principles  -  (cont.d)
          ------------------------------------------------

          Basic  Loss  per  Share
          -----------------------

          The company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the years. Diluted loss per share has not been provided as it would be antidilutive. These figures have been calculated giving retroactive effect for all forward and reverse stock splits.

          Fair  Market  Value  of  Financial  Instruments
          -----------------------------------------------

          The carrying value of accounts receivable, due from related parties, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

          Comprehensive  Loss
          -------------------

          Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", was adopted during the year ended January 31, 2001. The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive loss includes foreign currency translation adjustments. Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Note  3   Discontinued  Operations
          ------------------------

          By a share purchase agreement dated January 15, 2001, the company sold its wholly-owned subsidiary, Glassmaster for $200. The loss related to this subsidiary has been reclassified for the years ended January 31, 2001, 2000 and 1999 as loss from discontinued operations. The carrying value of the remaining assets and liabilities are as follows:



                     2001     2000
                     -----  --------
Current assets. . .  $   -  $ 12,918
                     =====  ========

Current liabilities  $   -  $544,321
                     =====  ========



Note  4   Capital  Assets
          ---------------



                            Accumulated   Net Carrying Amount
                   Cost    Amortization           2001           2000
                  -------  -------------  --------------------  ------
Office equipment  $10,128  $       2,932  $              7,196  $5,947
                  =======  =============  ====================  ======



                                      F56

Note  5   Investment
          ----------

          By an agreement dated September 28, 2000, the company acquired 2,500,000 common shares (33 1/3%) of iNoize by the payment of $166,889. iNoize is developing various software applications to enable locating and sharing of personal music collections by broadband streaming over the internet.



                         2001      2000
                      -----------  -----
Acquisition cost . .  $  166,889   $   -
Equity share of loss   (  23,356)      -
                      -----------  -----

Net carrying value .  $  143,533   $   -
                      ===========  =====




          The difference between the amount at which the investment is carried and the amount of underlying equity in net assets is $153,523. This amount will be amortized on the straight-line method over three years upon the asset being put in use.

          Summarized financial information for this investment at December 31, 2001 and for the year ended is as follows:



                                                   2001      2000
                                                -----------  -----
Current assets . . . . . . . . . . . . . . . .  $   11,798   $   -
Capital assets . . . . . . . . . . . . . . . .      21,104       -
                                                -----------  -----

Total assets . . . . . . . . . . . . . . . . .  $   32,902   $   -
                                                ===========  =====

Current liabilities. . . . . . . . . . . . . .  $   77,223   $   -
Total shareholders' deficiency . . . . . . . .   (  44,321)      -
                                                -----------  -----

Total liabilities and shareholders' deficiency  $   32,902   $   -
                                                ===========  =====

Total shareholders' equity
Net sales. . . . . . . . . . . . . . . . . . .  $        -   $   -
General and administrative expenses. . . . . .     294,326       -
                                                -----------  -----

Net loss . . . . . . . . . . . . . . . . . . .  $  294,326   $   -
                                                ===========  =====





                                      F57

Note  6     License  Agreement
            ------------------

          By a license agreement dated November 15, 2000, iNoize granted the company a non-exclusive, world-wide intellectual property license of the iNoize Technology ("Technology") to copy and use the Technology and to sublicense the Technology for an unlimited period. In addition, iNoize agreed to provide management services to the company for an unlimited period. In consideration for the license and management services, the company will pay royalties to iNoize of CDN$0.02 for each participating end-user, for the first 500,000 end users, and CDN$0.05 for each participating end-user thereafter. The royalties will commence six months after the earlier of the launch date of the company's internet website and February 1, 2001.

Note  7     Notes  Receivable
            -----------------

          Promissory notes in the amount of $8,648 (CDN$13,000) are unsecured, bear interest at prime plus 2% per annum and are due on or before September 30, 2001. These promissory notes are due from iNoize.com Software Ltd. iNoize Software Ltd. is a related party by virtue of the company's equity interest held (Note 5). Subsequent to December 31, 2000, these notes were repaid (Note 11 (iii)).

Note  8     Capital  Stock  -  Note  14
            --------------

          Authorized:
          -----------
          100,000,000  common  shares  without  par  value

          Escrow:
          -------
          At January 31, 2001, 7,500 common shares are held in escrow by the company's transfer agent. The release of these shares from escrow is subject to regulatory approval.

          Commitments:
          ------------
          Share  Purchase  Warrants
          At January 31, 2001, 5,975,000 share purchase warrants were outstanding entitling the holders thereof the right to acquire up to 5,975,000 common shares at a price of $0.067 (CDN$0.10) per common share. These share purchase warrants expire on October 2, 2002.

          Shares  Subscribed
          At January 31, 2001, the company had received $16,631 as subscriptions for the purchase of 250,000 share purchase warrants at $0.067 (CDN $0.10).

          Loss  Per  Share
          Pursuant to paragraph 54 of FAS 128, these loss per share figures give retroactive effect for all forward and reverse stock splits.

                                      F58

Note  9   Related  Party  Transactions  -  Note  7
          ----------------------------

          The company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the company and companies with directors in common with the company as follows:



                                                                      February 1, 1997
                                                                       (Date of Incep-
                                                                      tion of Develop-
                                                                       ment Stage) to
                                     Years ended January 31,              January 31,
                              2001                2000        1999          2001
                    ------------------------  ------------  --------  -----------------

Consulting fees. .  $                 31,800  $     38,400  $134,354  $         234,534
Management fees. .                         -             -    45,000             87,486
Office and general                         -             -         -              5,387
Professional fees.                     3,658         4,700     3,108             23,540
Severance pay. . .                         -             -    50,000             50,000
                    ------------------------  ------------  --------  -----------------

                    $                 35,458  $     43,100  $232,462  $         400,947
                    ========================  ============  ========  =================




          These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

          Included  in  accounts  payable  at  January 31, 2001 is $3,132 (2000:
          $10,956) with respect to fees and expenses due to directors and companies controlled by directors of the company.

          Due to and from related parties consist of advances to or from directors and officers of the company and companies of having directors in common and companies controlled by directors or officers of the company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

          As a result of the sale of Glassmaster Industries Inc. (Note 3), the company settled total accounts payable of $15,833 due to a company with common directors ($13,044) and to a former director of the company ($2,799).

                                      F59

Note  10   Deferred  Tax  Assets
           ---------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The following table summarizes the significant components of the company's deferred tax assets:



                                               Total
                                            ------------
Deferred Tax Assets
    Net operating loss carryforward. . . .  $   589,597
                                            ============

Gross deferred tax assets. . . . . . . . .  $   294,799
Valuation allowance for deferred tax asset   (  294,799)
                                            ------------

                                            $         -
                                            ============




          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry due to sustained losses from operations. Management believes that it is more likely than not that the carryforwards will expire and will not be realized from future operations.

Note  11   Income  Taxes
           -------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At January 31, 2001, the company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $589,597 the potential tax benefit of which has not been recorded in the financial statements.

Note  12   New  Accounting  Standards
           --------------------------

          In April 1998, the Accounting Standards Executive committee issued SOP 98-5, "Reporting on the cost of start-up activities". This statement is effective for fiscal years beginning after December 15, 1998. Adopting this standard does not have a material impact on the company's financial position, results of operations or cash flows.

          In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

                                      F60

Note  13   Statement  of  Cash  Flows
           --------------------------

          Cash  flows  from  discontinued  operations  consist  of:



                                                                            February 1, 1997
                                                                            (Date of Incep-
                                                                            tion of Develop
                                                                             ment Stage) to
                                                                              January 31,
                                         2001        2000        1999             2001
                                      -----------  --------  ------------  ------------------

Loss from discontinued . . . . . . .  $(  15,468)  $(  248)  $(  132,283)  $      (  546,870)
    operations
Item not involving cash:
    Write-down on investment . . . .           -         -             -             265,827
    Advances to subsidiary written .     546,870         -             -             546,870
                                      -----------  --------  ------------  ------------------
      -off

                                         531,402    (  248)   (  132,283)            265,827
Changes in discontinued operations
   non-cash working capital balances
   consist of:
    Amortization . . . . . . . . . .           -         -           342                 342
    Accounts receivable. . . . . . .           -         -        25,000              25,000
    Prepaid expenses . . . . . . . .           -         -         3,150               3,150
    Accounts payable . . . . . . . .           -         -      (  9,682)           (  9,682)
    Due to related parties . . . . .           -         -        92,340              92,340
    Due from related parties . . . .           -         -      (  9,955)           (  9,955)
    Advances to subsidiary . . . . .           -         -        28,250              28,250
                                      -----------  --------  ------------  ------------------

                                      $  531,402   $(  248)  $  (  2,838)  $         395,272
                                      ===========  ========  ============  ==================




Note  14   Subsequent  Events
           ------------------

          Subsequent  to  January  31,  2001:

          i) the company incorporated a wholly-owned subsidiary, Jackalope Audio Inc., under the Yukon Business Corporations Act, on March 1, 2001;

          ii) the company issued 995,000 common shares at $0.067 (CDN$0.10) per share for $66,191 (CDN$99,500) pursuant to the exercise of share purchase warrants. At January 31, 2001 the company had received $16,631 as subscriptions for a portion of this issuance;

          iii) by a subscription agreement dated May 25, 2001, the company agreed to acquire an additional 13 1/3% equity interest in iNoize for $66,525. A portion of this amount was paid by an offset of the notes receivable totalling $8,648 (Note 7).

                                      F61

Note 15   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------

          These financial statements have been prepared in accordance with accounting principles generally accepted in The United States which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

          The company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

          a)   Earnings  Per  Share

               Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

               Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

          b)   Deferred  Tax  Assets

               Under US GAAP, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

               The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss carryforward which is likely to be realized from future operations. Considering the company's cumulative losses in recent years, the company has chosen to provide an allowance of 100% against all available income tax loss carryforward, regardless of their terms of expiry.

               Under Canadian GAAP income taxes are accounted for using the deferral method of tax allocation, under which income taxes are provided in the year in which the transaction affect net income regardless of when such items are recognized for income tax purposes. Timing differences giving rise to deferred taxes relate primarily to claiming of capital cost allowance for income tax purposes in excess of amortization recorded in the accounts.

                                      F62

Note 15   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------
-  (cont'd)

          The  impact  of  the  above on the financial statements is as follows:



                                                  2001            2000            1999
                                             --------------  --------------  --------------
Comprehensive loss for the year per US GAAP  $  (  140,825)  $   (  98,816)  $  (  506,501)
                                             --------------  --------------  --------------

Net loss for the year per Canadian GAAP . .  $  (  140,825)  $   (  98,816)  $  (  506,501)
                                             ==============  ==============  ==============

Basic loss per share per Canadian GAAP. . .  $     (  0.04)  $     (  0.07)  $     (  0.04)
                                             ==============  ==============  ==============

Weighted average number of shares . . . . .      3,292,720       1,469,816      12,797,439
                                             ==============  ==============  ==============
 outstanding per  Canadian GAAP


Deficit, end of the year per US GAAP. . . .  $(  4,666,549)  $(  4,517,367)  $(  4,416,067)
Accumulated other comprehensive loss. . . .      (  16,899)      (  25,256)      (  27,740)
                                             --------------  --------------  --------------

Deficit, end of the year per Canadian GAAP.  $(  4,683,448)  $(  4,542,623)  $(  4,443,807)
                                             ==============  ==============  ==============




Note  16   Comparative  Figures
           --------------------

          Certain of the prior years' comparative figures have been reclassified to conform with the presentation used in the current year.

                                    PART III

ITEM  1  -  INDEX  TO  EXHIBITS


EXHIBIT NUMBER  DESCRIPTION                                                   SEQUENTIAL PAGE NUMBER
3.1             Certificate of Incorporation dated May 26, 1981
3.2             Memorandum filed with the British Columbia Registrar
                of Companies (the "Registrar") on May 26th, 1981
3.3             Articles of Incorporation of the Issuer dated May 26,
                1981
3.4             Special Resolution dated September 1, 1981 approving
                change of name from Force Energy Ltd. to Force
                Resources Ltd.
3.5             Certificate of Change of Name from Registrar dated
                September 10, 1981 changing name from Force Energy
                Ltd. to Force Resources Ltd.
3.6             Special Resolution dated November 29, 1994 approving
                change of name from Force Resources Ltd. to Force
                Technologies Inc.
3.7             Certificate of Change of Name from Registrar dated
                December 1, 1994 changing name from Force Resources
                Ltd. to Force Technologies Inc.
3.8             Special Resolution dated September 25, 1997 approving
                change of name from Force Technologies Inc. to
                Glassmaster Industries Inc.
3.9             Certificate of Change of Name from Registrar dated
                October 31, 1997 changing name from Force
                Technologies Inc. to Glassmaster Industries Inc.
3.10            Special Resolution dated September 25, 1997 approving a
                subdivision of the share capital on a one for two basis
3.11            Application for Certificate of Registration and Articles of
                Continuance into the State of Wyoming filed April 24,
                1998
3.12            Articles of Incorporation and Articles of Continuance of
                incorporation from British Columbia to Wyoming dated
                April 24, 1998 from Secretary of State for Wyoming
3.13            Articles of Correction filed January 7, 1999 changing
                authorized share capital from 50,000,000 to 100,000,000
3.14            Articles of Amendment (by Shareholders) filed January
                20, 2000 changing name from Glassmaster Industries Inc.
                to Interlink Systems Inc. and ten for one reverse stock
                split

                                       52

3.15            Articles of Amendment (by Shareholders) dated January
                20, 2000
3.16            Articles of Amendment to Articles of Incorporation filed
                July 28, 2000 changing name from Interlink Systems Inc.
                to iQuest Networks Inc.
3.17            Articles of Amendment (by Shareholders) filed July 28,
                2000 (two for one reverse stock split)
3.18            Articles of Amendment (by Shareholders) filed July 28,
                2000
10.1            Amended Term Sheet dated June 1, 2000 between and
                iNoize
10.2            Subscription Agreement dated September 28, 2000
                between the Issuer and iNoize whereby the Issuer
                purchased 2,500,000 common shares of iNoize
10.3            Shareholders' Agreement dated September 28, 2000
                among the Issuer, iNoize and the shareholders of iNoize
10.4            Technology License and Website Hosting and
                Management Agreement dated November 15, 2000
                between the Issuer and iNoize
10.5            Subscription Agreement dated May 25, 2001 between
                iNoize and the Issuer whereby the Issuer subscribed for
                1,875,0900 Class B common shares of iNoize
10.6            2001 Stock Option Plan adopted July 20, 2001
10.7            License Agreement dated January 23, 2002 with
                Broadcast Music Inc.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 7th, 2002                                   IQUEST NETWORKS INC.
                                                          (Registrant)

                                             By:   "Christopher  Desrosiers"
                                                -----------------------------
                                                Christopher  Desrosiers,
                                                President


                                             By:   "Anton  J.  Drescher"
                                                -------------------------
                                                Anton  J.  Drescher,
                                                Principal  Financial  Officer
                                                and  Controller